Exhibit 3

Policies to Prevent the Misuse of Material, Nonpublic Information

MIS has the following policies to prevent the misuse of material, nonpublic information.

1. Policy on MIS Board Approval of Credit Rating Methodologies (October 23, 2015)
2. Moody's Corporation Code of Business Conduct (October 2016)
3. Moody's Investors Service Code of Professional Conduct (December 2016)
4. Moody's Corporation Code of Ethics for Chief Executive and Senior Financial Officers (November 23, 2010)
5. MIS – MA Separation Policy (December 8, 2014)
6. Policy for Material Non-Public Information (February 1, 2016)
7. Policy for Securities Trading (April 4, 2016)
8. Policy on Communication of Public Rating Actions (June 3, 2013)
9. Moody's Corporation Policy Regarding the Independence of Ratings and Disclosure of Affiliations of Moody's Directors and Shareholders with Rated Entities (February 22, 2017)

MOODY'S
INVESTORS SERVICE

Policy on MIS Board Approval of Credit Rating Methodologies

Issued by:	MIS Compliance Department
Applicable to:	All MIS
Scope:	US
Effective Date:	October 23, 2015

POLICY ON MIS BOARD APPROVAL OF CREDIT RATING METHODOLOGIES

Moody's Investors Service (MIS) Board of Directors, or a body performing a function similar to that of a board of directors, must approve MIS' Credit Rating methodologies.

DEFINED TERMS

Credit Rating

A Credit Rating is an opinion from MIS regarding the creditworthiness of an entity, a debt or financial obligation, debt security, preferred share or other financial instrument, or of an issuer of such a debt or financial obligation, debt security, preferred share or other financial instrument, issued using an established and defined ranking system of rating categories.

MIS

MIS refers to Moody's Investors Service, Inc. and its affiliates that issue Ratings under the "Moody's Investors Service" brand name.

MIS Board of Directors

MIS Board refers to the board of directors of Moody's Investor Services, Inc.

Credit Rating Methodology

Credit Rating Methodology is defined in Moody's Ratings Symbols and Definitions which is available on Moodys.com.

10.23.2015 / SCL0095

Moody's
INVESTORS SERVICE




Code of Business Conduct

October 2016

Moody's

The Code is a statement of guiding principles and policies for individual and business conduct and does not, in any way, constitute an employment contract or an assurance of continued employment. Rights as an employee and the Company's rights as an employer are governed by the laws of the jurisdiction of employment, the work rules of your employing unit, and your individual written employment contract, if any. In the United States and certain other countries, employment by the Company is employment at will, unless agreed upon otherwise in an express, written employment agreement. Employment at will means that the employee may terminate his or her employment at any time, for any reason or no reason at all, and the Company may terminate employment at any time, for any legal reason or no reason at all, but not for an unlawful reason. Where employment is at will, no oral representation by any Moody's employee with respect to continued employment can alter this relationship. Where a local jurisdiction's laws contain mandatory requirements that differ from the provisions of this Code, that jurisdiction's laws prevail for employees based in that jurisdiction. In the event that any provision of this Code conflicts with any provision in your individual written employment contract, the provisions in your individual written employment contract will prevail. In addition, to the extent that Moody's adopts or revises any policies that are more restrictive than this Code, be advised that the provisions in those policies will prevail.

From Ray McDaniel



For more than a century, Moody's employees have proudly upheld the company's worldwide reputation for high standards of business conduct. An essential aspect of Moody's success is our collective commitment to operating in an ethical and lawful manner to maintain the integrity of our business. Moody's Code of Business Conduct, which has been approved by our Board of Directors, sets forth the guiding principles we expect each employee and corporate director to follow. Although no Code can anticipate every specific problem you may face or cover every applicable law, by providing you with these guiding principles and illustrative examples, the Code is designed to assist you in identifying and resolving troublesome issues, as well as advise you where to go for help and advice.

It is the responsibility of each employee to abide by the Code and to raise awareness of problems that may undermine the company's integrity. Moody's managers and corporate directors have the additional responsibility of fostering a culture in which compliance with applicable laws and Moody's policies is at the core of our business activities. At Moody's the views of each employee matter, and we expect employees to demonstrate high standards of personal integrity in all their interactions. By following the principles contained in the Code, Moody's employees help sustain a work environment that is open, inclusive and fair for all. If you have a question or concern about what is proper conduct for you or anyone else, please raise it through one of the many channels offered to you in the Code. Reports of violations will be treated confidentially to the extent possible, and no person who reports a possible violation in good faith will be subject to retaliation.

Please carefully review Moody's Code of Business Conduct and keep it handy for consultation. Be aware that certain provisions may have changed since the last version of the Code was issued. I trust that each of you will accept the personal responsibility to live up to Moody's values and abide by the principles described in the Code. Thank you for continuing to do your part.

Raymond W. McDaniel, Jr.
President & Chief Executive Officer
Moody's Corporation

Table of **Contents**

41

How We Act with Integrity in the Global Community

51

Code Administration



Overview

For more than a century, Moody's has built a reputation for the highest standards of integrity and responsibility. It is the duty of each of us to uphold and enhance that image. We owe that duty to ourselves, as well as to our fellow employees and directors, Moody's stockholders and customers, and everyone with whom we do business.

This Code of Business Conduct (the "Code") is designed to help all Moody's employees and directors understand how to apply these principles in daily business activities. The Code confirms the basic elements of honesty, integrity, good judgment and professionalism that all Moody's employees and directors are expected to observe. All employees and directors are expected to comply with the principles set forth in this Code.

Complying with Applicable Laws

First and foremost, it is our to duty, at all times, to comply with all laws and regulations that apply to the Company's business, including all applicable securities laws of the United States and the other countries in which we do business. You must not take any action on behalf of Moody's Corporation or its subsidiaries that violates any law or regulation. Not only is this important in order to avoid the consequences of legal violations that can include heavy fines, jail terms, expensive lawsuits, and termination of your employment, it is also good business practice.

Observing Ethical Business Standards

As a Moody's employee or director, you must strive to maintain the highest standards of personal ethics and integrity in your dealings on behalf of Moody's. At a minimum, this means complying with the principles and policies articulated in this Code, and upholding Moody's core values:



INTEGRITY
We hold ourselves to the highest standards of honesty, transparency and fairness in all that we do.

INDEPENDENCE
We base our views on a thorough analysis and rigorous review of the facts, free from bias, and express them with objectivity and confidence.

INSIGHT
We serve our customers, market participants and business partners by providing unique, forward-looking perspectives.

INCLUSION
We foster an inclusive and collaborative work environment where everyone's views matter, and believe that a diverse workforce makes us more effective.

INTELLECTUAL LEADERSHIP
We lead market thinking on credit- and risk-sensitive topics by thinking critically and creatively, and questioning the status quo.

Scope of Code

The rest of this Code describes areas of law and Company policies that are most likely to affect the work of Moody's employees and, in certain instances, Moody's directors. In some cases, the Company's expectations go beyond what the law requires. You are not expected to become a legal expert by reading this Code, but the Code should alert you to significant legal and ethical issues that may arise in your job. If you are in doubt about an issue or about the best course of action in a particular situation, please consult your manager, another senior manager, a Human Resources representative, a representative of Moody's Internal Audit or Compliance departments, or an attorney in Moody's Legal department. Problems can usually be minimized by seeking advice sooner rather than later, when they may become harder to address.

Moody's has implemented Company policies concerning legal and ethical behavior in various areas. The purpose of the Code is not to supersede those policies, but to provide a summary of Moody's policies and expectations in certain areas. Employees should read the Code of Business Conduct together with Moody's other policies.

The Code and the Company's policies are available on the Company's internal website for employees. The Code may be revised from time to time, and the most recent, controlling version will always be available on the Company's intranet. Employees and directors are responsible for reviewing and understanding the Code and all Company policies to the extent related to them and their activities. No business transaction or



You are not expected to become a legal expert by reading this Code, but the Code should alert you to significant legal and ethical issues that may arise in your job.

other activity that violates the Code or other Company policies will be tolerated.

The Code cannot cover all the legal requirements of each jurisdiction in which the Company does business. Because Moody's Corporation is a United States corporation, particular attention is given to U.S. legal requirements. This Code, however, applies to all employees and directors of Moody's Corporation and all employees of its wholly-owned subsidiaries worldwide, including part-time and limited duration employees. The terms "Moody's" and "the Company" are used in this Code to refer to Moody's Corporation and its wholly-owned subsidiaries. The term "MIS" refers to Moody's Investors Service, Inc. and its affiliates that issue ratings under the "Moody's Investors Service" brand name. The term "MA" refers to Moody's Analytics. Moody's majority-controlled subsidiaries have adopted substantially similar policies in consultation with Moody's Legal and Compliance Departments.





Moody's objective is to maintain an environment in which all employees feel comfortable raising issues that they believe are important.

Where to Seek Help and Report Concerns

Open Door Communications

Moody's objective is to maintain an environment in which all employees feel comfortable raising issues that they believe are important. Moody's believes that maintaining a culture where open dialogue is encouraged and supported leads to a more productive, cohesive and enjoyable work environment.

Consistent with the Open Door Policy, Moody's supports open door communication and encourages you to attempt to resolve concerns, problems or issues that involve the work environment by holding frank discussions with your immediate supervisors or other senior managers. Such discussion may help resolve many workplace issues.

Employees can expect that managers will be available to discuss workplace problems or concerns in an environment free of distractions and that managers will not subject employees to any reprisals when concerns are raised in good faith.

❓ Are open door conversations confidential?

Moody's recognizes the importance of maintaining the confidentiality of issues and concerns communicated by employees via the Open Door Policy and other channels described in this Code. However, in some instances, it may not be possible to keep your identity confidential without impairing the integrity of an investigation or because of certain legal requirements. Managers will communicate the details of issues and concerns communicated by employees only on a need-to-know basis, or as required by law and/or Moody's policies.

❓ What should I do if I need guidance on an issue?

If you need guidance or are in doubt about the best course of action in a particular situation, you should consult your manager, a representative of the Human Resources, Internal Audit, or Compliance departments, or the Legal department. Subject to applicable law, you may also contact Moody's Integrity Hotline.

Reporting Potential Violations of the Law, Regulation, this Code or Company Policy

You should be alert and sensitive to situations that could result in violations of the Code, applicable laws, applicable regulations, or other Company policies. If you are an employee located in any of our offices outside of the European Union ("EU"), you must report any suspected violations of any applicable laws, the Code, applicable regulations, or other Company policies.

Due to requirements and guidelines under the data protection laws of certain countries in Europe and of the EU, Moody's does not require employees in the EU to report suspected misconduct except that, pursuant to regulations relating to credit rating agencies instituted in the EU, MIS employees in the EU are required to immediately report any conduct which the employee considers may be illegal. In any event, we continue to strongly encourage all employees, wherever located, to report any suspected misconduct.

Except as otherwise provided in this Code, reports of suspected violations of law, regulation, this Code or other Company policies should be made to the Compliance department or through Moody's Integrity Hotline, as discussed below.

The Integrity Hotline

The Moody's Integrity Hotline is available to all Moody's employees worldwide, and is open 24 hours a day, seven days a week, 365 days a year. The Hotline offers services in more than 75 languages, including the languages spoken in each country in which Moody's has offices.

❓ What types of activities can be reported via the Integrity Hotline?

Unless you are subject to the special restrictions for the Integrity Hotline in the EU, discussed below, you may report any type of complaint to the Integrity Hotline, and you may report to the Integrity Hotline anonymously, or you may give your name.

? Are there any restrictions on the use of the Hotline in the European Union?

Moody's employees located in any of our offices in the EU may use a dedicated Integrity Hotline for EU employees for the purpose of reporting concerns regarding the following areas: accounting; auditing; banking; corruption; anti-competitive practices; discrimination and harassment; retaliation; and health, hygiene and safety measures in the workplace. Employees in the EU should not use the Integrity Hotline to report concerns regarding other matters. Such reports should be made directly to the Human Resources, Compliance or Legal departments, and not to the Integrity Hotline.

Providing your name when you report a violation or concern may expedite the time it takes the Company to review the issue and respond to your concern. All reports will be treated confidentially to the extent reasonably possible. Use of the Integrity Hotline is purely voluntary for employees in the EU and no employee of our EU offices will be subject to disciplinary action because of a failure to use the Integrity Hotline. While no one will be subject to retaliation because of a good faith report of suspected misconduct, improper use, or abusive use, of the Integrity Hotline may be subject to disciplinary action.

? How do I reach the Integrity Hotline?

From the United States: 1-866-330-MDYS (1-866-330-6397)

From the European Union: dial your access code for U.S. calls (which you can find by contacting an international operator or by visiting the AT&T World Traveler website at usa.att.com/traveler), wait for the tone or prompt, and then call 800-506-1440.

From Japan: dial one of two country codes (if the service provider of the phone is KDDI, dial 00-539-111; if the service provider of the phone is NTT, dial 0034-811-001) and then call 888-320-1668.

From outside of the European Union, Japan and the United States: dial your access code for U.S. calls (which you can find by contacting an international operator or by visiting the AT&T World Traveler website at usa.att.com/traveler), wait for the tone or prompt, and then call 866-330-MDYS (866-330-6397).

Via the Internet: moodys.alertline.com



Accounting Matters

The Company is committed to compliance with all applicable securities laws, rules, regulations, accounting standards and internal accounting controls. Reports of any complaints or concerns regarding accounting, internal accounting controls and auditing matters may be made to the Internal Audit, Compliance or Legal departments or via the Integrity Hotline. All reports will be treated confidentially to the extent reasonably possible.

Non-Retaliation

Moody's respects the right of each employee to report in good faith potential or suspected violations of the Code, applicable laws, applicable regulations or other Company policies. Retaliation against any employee for making such good faith reports will not be tolerated.

Any person found to have retaliated against an individual for reporting in good faith a suspected violation of the Code, applicable laws, applicable regulations or other Company policy, or for participating in an investigation of allegations of such conduct, will be subject to appropriate disciplinary action.

Manager Responsibilities

While the Code applies to all employees, managers have some additional responsibilities when it comes to maintaining Moody's ethical standards.

First, we expect managers to lead by example and act ethically at all times. Managers should also reinforce the importance of ethical behavior with the members of their teams and make sure those that report to them understand what the Company expects of its employees.

Managers also have a special responsibility to escalate issues when they arise. Moody's Open Door Policy allows employees to discuss many types of concerns with their own managers or other managers in the Company. It is the responsibility of all managers to maintain open lines of communication with employees and advise them where they can go for help.

Finally, managers should watch for any retaliatory conduct and, if they see it, report it to Human Resources, the Compliance department or the Legal department immediately.



The Moody's Integrity Hotline is available to all Moody's employees worldwide, and is open 24 hours a day, seven days a week, 365 days a year.



Moody's requires a work environment that respects and protects the dignity of the people who work for and with the Company.

How We Treat Each Other

Moody's success and reputation are grounded in its high standards for business conduct, which are particularly important in the context of its work environment. Moody's requires a work environment that respects and protects the dignity of the people who work for and with the Company. Each Moody's employee and director must act with integrity, dignity and fairness in all dealings with Moody's, Moody's employees, issuers, investors, other customers, and the public at large, and shall conduct all business affairs in a professional manner. It is the responsibility of all Moody's employees and directors not to take any action that might reasonably be expected to impair or compromise Moody's integrity and to abide by the following policies.

Equal Opportunity Employer

Moody's success has always depended in large measure on the individual and collective ability of its people. The different perspectives, backgrounds and individual styles of our people offer great opportunities to add value to the Company, and we believe that each person's role is vital to Moody's success. Moody's believes that equal employment opportunity is essential for the continued successful operation of our business. Everyone benefits when all people are able to realize equal opportunities and the rewards that come as a result of capitalizing on those opportunities.

The Company recruits, hires, employs, trains, promotes and compensates individuals based on job-related qualifications and abilities. Moody's also has a longstanding policy of providing a work environment that respects the dignity and worth of each individual and is free from all forms of unlawful employment discrimination, including harassment, because of race, color, sex, gender, age, religion or religious creed, national origin, ancestry, citizenship, marital status, sexual orientation, gender identity, gender expression, genetic information, physical or mental disability, military or veteran status or any other characteristic protected by law.

Moody's goal is to build an organizational environment that encourages the full participation of all members of our diverse work force and enables everyone to use the full range of their talents, skills and abilities to serve our customers.

Discrimination and Harassment Prohibited

Unlawful discrimination and harassment, including sexual harassment, discriminatory harassment, and other workplace conduct prohibited by local law will not be tolerated by Moody's. This prohibition applies to all unlawful discrimination and harassment occurring in the work environment, whether in the office, at customer-related or Moody's-related events outside the office, or in the use of Company resources, including electronic mail, voice mail and the Internet.

Unlawful discrimination and harassment by non-employees (e.g., customers, independent contractors, vendors) also is prohibited to the extent that such harassment affects the work environment or interferes with the performance of work by Moody's employees. If an employee informs Moody's that he or she has been subject to or has witnessed discrimination or harassment in the workplace by a non-employee, the non-employee will be informed of Moody's policy and appropriate corrective action and preventive steps will be taken.

❓ What is sexual harassment?

For purposes of the Code and Moody's Harassment Policy, "sexual harassment" is defined as unwelcome sexual advances, requests for sexual favors, and other verbal or physical conduct of a sexual nature when:

» submission to such conduct is either explicitly or implicitly made a term or condition of an individual's employment;

» submission to or rejection of such conduct is used as the basis for employment decisions affecting the individual; or

» such conduct has the purpose or effect of unreasonably interfering with an individual's work performance or creating an intimidating, hostile, or offensive working environment.

Sexual harassment is prohibited whether directed toward men or women, regardless of whether the individual engaged in harassment and the individual being harassed are of the same or different sexes, and regardless of whether the employee accepts or rejects the advance. In addition to being contrary to Moody's

policy, employees should be aware that sexual harassment can violate the law and result in personal liability for the harasser.

Examples of what may constitute sexual harassment include: threatening or taking adverse employment actions if sexual favors are not granted; demands for sexual favors in exchange for favorable or preferential treatment; unwelcome and repeated flirtations, propositions or advances; unwelcome physical contact; whistling, leering, improper gestures or offensive remarks, including unwelcome comments about appearance; sexual jokes or inappropriate use of sexually explicit or offensive language; and the display in the workplace of sexually suggestive objects or pictures. The above list is not intended to be all-inclusive.

? What other conduct is considered to be discriminatory harassment?

"Other discriminatory harassment" includes verbal or physical conduct that denigrates or shows hostility or aversion toward an individual because of his or her race, color, sex, gender, age, religion or religious creed, national origin, ancestry, citizenship, marital status, sexual orientation, gender identity, gender expression, genetic information, physical or mental disability, military or veteran status or any other characteristic protected by law, and that:

» has the purpose or effect of creating an intimidating, hostile, or offensive work environment; or

» has the purpose or effect of unreasonably interfering with an individual's work performance.

Examples of what may constitute such harassment include: using epithets or slurs; threatening, intimidating or engaging in hostile acts that focus on a protected characteristic, including jokes or pranks; and placing or circulating anywhere on Moody's premises, or using Company resources, including electronic mail, voice mail and the Internet, to create, send, receive or store written or graphic material that denigrates or shows hostility, bias against or aversion toward a person or group because of a protected characteristic. The above list is not intended to be all-inclusive.

? What should I do if I believe I have experienced discrimination or harassment?

If you believe that you have been subject to unlawful workplace discrimination or harassment of any kind, or have observed discrimination or harassment of another employee, you should

report the matter as soon as possible. Such complaints should be brought to the attention of the Human Resources or Legal departments. Employees may also report any such complaints by calling the Integrity Hotline. Moody's understands that reporting discrimination and harassment can be extremely sensitive and, to the extent possible, will keep such reports and all communications concerning them in confidence.

Moody's will thoroughly, impartially, and promptly investigate all such reports. If Moody's determines that unlawful discrimination or harassment has occurred, appropriate corrective and/or disciplinary action will be taken as warranted by the circumstances. As set forth more fully in the above Non-Retaliation policy, Moody's will not permit retaliation against any individual who makes a good faith complaint of a breach of the Code, or who participates in any workplace investigation.

? What should I do to comply with Moody's prohibition against discrimination and harassment?

Each employee has an affirmative duty to comply with the provisions of this Code and Moody's Harassment Policy. Moody's expects employees to report immediately any suspected or actual violations. Managers must make it clear that no one is required to endure discrimination or harassment. In addition, managers must immediately report to the Human Resources or Legal departments any reports they receive from their employees concerning discrimination or harassment of any kind.

Consensual Relationships

Consensual romantic and/or sexual relationships between a manager and a non-management employee, or between an employee with supervisory authority and his or her subordinate, can create an unprofessional atmosphere for other employees or result in potential or actual conflicts of interest. Similarly, such relationships may expose both the Company and the employees involved to embarrassment and/or potential legal liability. Therefore, subject to applicable law, each employee involved in such a relationship is required to promptly report the relationship to either the Human Resources or Legal departments. An employee's failure to report such a relationship may result in disciplinary action against the employee. The existence of such relationships in the workplace will be considered carefully by Moody's and appropriate action, if warranted, will be taken, subject to applicable law. Appropriate action may include a change in the

responsibilities of the individuals involved in such relationships or transfer of location within the office to diminish or eliminate the supervisory relationship and workplace contact that may exist.

Nepotism

Subject to applicable law, Moody's places restrictions on the hiring and transfer of relatives of employees. To avoid the appearance of conflicts of interest or favoritism in the workplace, subject to applicable law, relatives of or individuals in a close personal relationship with employees — including spouses, domestic partners (or other individuals cohabiting with and sharing financial responsibilities with the employee), individuals with whom employees share a romantic and/or sexual relationship, parents, stepparents, brothers, sisters, brothers/ sisters-in-law, children, stepchildren, grandparents, grandchildren, mothers/fathers-in-law, sons/daughters-in-law, aunts, uncles, nieces, nephews and a domestic partner's parents, siblings or children — will be considered for employment and job placement only under certain circumstances.

In addition, employees in the United States must comply with the Nepotism Policy posted on the Company's intranet.

Health and Safety

Moody's is committed to protecting the safety, health and well-being of all employees and individuals in our workplace. As a result, we are committed to complying with all environmental, health and safety laws and regulations of all countries and localities in which we do business. The Company believes it is our obligation to respect the environment in the worldwide communities where we operate and live. We are committed to operating in a way that protects and preserves our environment and natural resources and maintains a healthy, safe and environmentally sound workplace.

The Company will not tolerate acts of workplace violence by employees, customers, visitors, vendors, consultants, temporary workers or other individuals doing business with Moody's, including behaviors that abuse, threaten or intimidate another person and negatively affect the individual, either physically or psychologically. This applies to Moody's offices, customer-related or Moody's-related events outside the office, as well as the use of Moody's technology resources (as further defined in the IT Use Policy), including email, voicemail, the Internet and any other

Company-supported communication channels. In accordance with Moody's Prevention of Violence in the Workplace Policy, if you believe you have been subjected to workplace violence of any kind, you should report the matter to Human Resources, Corporate Security or the Legal department.

Moody's also recognizes that illegal drug use, and the abuse of alcohol and/or prescription medication poses a significant threat to our goals. As a result, the manufacture, distribution, dispensation, possession, or abuse of a controlled substance while on duty in any of Moody's offices or during the course of representing or conducting business for the Company is prohibited. While Moody's recognizes that there might be times when alcohol is served at Company sponsored events or business-related meals or social functions, individuals are expected to consume alcohol in moderation and to act professionally and responsibly at all times. Abuse of alcohol while conducting Moody's business is prohibited.

Protection of Personal Data

In accordance with applicable law, Moody's collects, processes, uses, transfers, discloses and stores personal data relating to its employees for the purposes of their employment, the Company's business and administration, and compliance with applicable laws, this Code and other Moody's policies and procedures. Such data may include your name, date of birth, nationality, passport or driver's license details, photograph, education and qualification details, marital status, number of dependents, bank account details, tax details, health information, pregnancy and/or disability status, information relating to your position within the Company, performance and evaluation, absences, salary, bonus, benefits, securities accounts, holdings and transactions, as well as the securities accounts, holdings and transactions of certain family members, and contact details for you and your next of kin. To facilitate the global operation of Moody's and its affiliates, in many cases, this personal data is hosted and maintained by Moody's or its affiliates in databases located in the United States. In addition, in certain circumstances, your personal data may be passed on to Moody's external agents or contractors subject to appropriate confidentiality arrangements to assist Moody's in the performance of the foregoing functions, including but not limited to, outsourced payroll or HR service providers, IT and communications service providers, law firms, accountants and auditors.

Further, Moody's may release your data to third parties if required by law, regulation, or court order. Your personal data will be processed during the continuance of your employment with Moody's and thereafter, for as long as reasonably necessary for Moody's legitimate business purposes and as permitted by applicable law.

To the extent you are employed by an affiliate of Moody's located in the EU or another jurisdiction having a similar legal structure with regard to the protection of personal data, please be advised that your data may be transferred to, stored and processed for the above-mentioned purposes by other members of the Moody's group of companies, external agents or contractors in countries outside the EU or your jurisdiction, which may not have similar data protection laws as the EU and/or your jurisdiction. However, your personal data will only be transferred to recipients that have confirmed an adequate level of protection.

If you would like any further information about the collection and processing of your personal data, including any rights you may have under local law to access, modify, update, correct or delete such personal data, please contact your local Human Resources representative.

It is the responsibility of each employee to secure, protect, and maintain the confidentiality of any personal data (including employee data and personal data received from customers, vendors, contractors and other third parties) he/she accesses during the course of his/her relationship with Moody's in accordance with Moody's IT Use Policy and any other Moody's policies or guidelines on security, and applicable laws.



It is the responsibility of each employee to secure and protect confidential information.

Photographs, Videos and Recordings

Subject to applicable law, Moody's may take photographs, video and make audio and/or visual recordings of our employees, and use photographs or videos of our employees taken or recorded by third parties, for any use in connection with Moody's business in its internal or external materials, including but not limited to electronic and print formats as well as Moody's intranet and external websites, and on social media. Moody's will use reasonable efforts to inform you when you are participating in a Moody's event that is being photographed or recorded. By participating in such events, to the extent permitted by applicable law, you consent to being photographed and recorded and to Moody's use of such photographs and recordings of you as described above at any time. If explicit individual consent is required to be obtained for such purposes under local applicable laws, Moody's will use reasonable efforts to obtain such consent.

To prevent disclosure of material non-public information and/or confidential information regularly used and/or received in the regular course of business, to protect the privacy of employees, customers and other third parties, and prevent sexual and other harassment in the workplace or otherwise, Moody's prohibits employees from engaging in any type of surreptitious and/or unauthorized video and/or audio recording or photography while employees are engaged in Moody's business. In addition, local laws in many jurisdictions prohibit photography, video and/or audio recording without permission from the party being recorded.





The way we deal with our customers, business partners and competitors molds our reputation, builds long-term trust and ultimately determines our success.

How We Treat Our Customers, Business Partners and Competitors

Fair Dealing

The Company depends on its reputation for integrity. The way we deal with our customers, business partners and competitors molds our reputation, builds long-term trust and ultimately determines our success. You should deal fairly with the Company's customers, business partners, competitors and employees. We must never take unfair advantage of others through manipulation, concealment, abuse of information, misrepresentation of material facts or any other unfair dealing practice.

Confidentiality

It is imperative that all Moody's employees maintain the confidentiality of non-public information regarding our customers, both to encourage our customers' good faith disclosures and to fulfill our legal obligations. In particular, the MIS rating process and the receipt by MA of confidential information from their customers require that especially close attention be paid to protecting confidential information. To the extent that an employee is obligated to keep any particular information confidential, that obligation continues even after the employee's employment with Moody's terminates for any reason.

In addition to harming the Company, the misuse of confidential information could violate insider trading or market abuse laws, as discussed under the Insider Trading/Market Abuse section of this Code, as well as data protection regulations. Employees who inappropriately disclose or otherwise misuse confidential information may be subject to disciplinary action up to and including termination.

Moody's Legal department must review all agreements relating to confidentiality prior to their execution.

The MIS Rating Process and Confidential Information

MIS's goal is to maintain an active and constructive dialogue with all market participants, including issuers, investors, and intermediaries. The strength of these relationships depends on the integrity of our commitment to confidentiality. Safeguarding our continued access to non-public information also advances MIS's important market role in fostering greater issuer transparency and disclosure.

Employees (and third-party contractors or agents of MIS that have executed appropriate agreements containing binding confidentiality obligations) are prohibited from disclosing confidential information gained in the course of their employment or dealings with MIS, including:

Issuer Information. When speaking with investors, subscribers, the press, or other third parties, you may not disclose confidential information that has been provided by an issuer and that has not previously been disclosed in our published credit research products or other publicly available sources. Of course, confidential information received from issuers should only be included in our publications if the issuer has given its prior consent to such disclosure. In the absence of such consent, confidential information may only be used in the ratings process.

Future Rating Actions. When speaking with investors, subscribers, the press, or other third parties, you may not give any guidance as to possible future rating actions on any issue or issuer, unless that information has been publicly announced in an MIS press release. This restriction applies to the existence, timing or substance of an upcoming rating action as well as the absence of a rating action. In addition, you may not give, either implicitly or explicitly, orally or in writing, any assurance in advance concerning, or any prior guarantee of, any rating action.

Rating Committees. Rating committee deliberations are also to be kept confidential. While ratings are determined by majority vote of a committee, MIS publishes only one rating opinion. Accordingly, employees are not to disclose to third parties or issuers information regarding the rating committee process, including the vote breakdown or the fact that an analyst might have disagreed with the decision ultimately reached by the committee. In addition, employees should not disclose the names or titles of members of a rating committee.

Confidentiality Issues Relating to Moody's Analytics

From time to time, MA receives confidential information from its customers. Such confidential information may be shared with other MA employees who have a business need to know such information, but should not otherwise be shared further within or outside MA.

Moody's has put in place the MIS-MA Separation Policy to prohibit the transfer of certain information between MIS and MA except in circumstances where there is a valid business purpose and the request to share such information is reviewed and approved by the Compliance department. All Moody's employees must adhere to the MIS-MA Separation Policy, which is discussed later in the Code.

Safeguarding Confidentiality

You must not discuss confidential or proprietary information with third parties, including family members or business or social acquaintances, or in places where you can be overheard, such as taxis, elevators or restaurants. You must also secure documents



and computer files that contain confidential or proprietary information. Even within Moody's, confidential information should be disclosed only on a need-to-know basis. Please be aware that use of personal email accounts to store, transfer or distribute Moody's confidential and proprietary information is not permitted, except as provided in Moody's IT Use Policy.

❓ What should I do if the confidential nature of certain information is unclear?

Bear in mind that there are many types of information that employees may access which should be kept confidential, such as proprietary information regarding Moody's or its customers and personal data relating to Moody's employees (which may include health and/or leave information, social security numbers, credit card numbers, and salary information). Because there is a wide variety of information that should be maintained as confidential, you should err on the side of caution and refrain from disclosing any such information until you have had an opportunity to determine whether it is of a confidential nature. In general, confidentiality questions should be directed to your manager, Moody's Legal department, or, if applicable, to the Human Resources or Compliance departments.

Separation of Moody's Investors Service and Moody's Analytics

No employee or director may engage in any conduct that interferes, or might have the appearance of interfering, with the outcome of any specific rating, measurement, or evaluation process of MIS in a manner that compromises, or might appear to compromise, the integrity of such process. The essence of MIS's businesses is the absolute and unquestioned integrity of our ratings, measurement and evaluation processes. For this reason, Moody's has implemented the MIS-MA Separation Policy to effect the physical, legal and operational separation of MIS and MA, to restrict the transfer of certain types of information (referred to as "Covered Information" in that Policy) between different business units and to prevent conflicts of interest that might arise if the business units were not so separated. All Moody's employees are expected to familiarize themselves with the MIS-MA Separation Policy, which is available on the Moody's intranet.

If you have any questions relating to the separation of MIS and MA, including whether specific information may be shared, you must seek guidance from the Compliance department prior to sharing any Covered Information. Employees who believe they may have improperly or inadvertently received information in violation of the MIS-MA Separation Policy must notify their manager and the Compliance department immediately.

MIS maintains additional policies and procedures relating to the identification and management of conflicts of interest that may arise in connection with the MIS rating process. MIS employees are expected to familiarize themselves with and adhere to those policies.

EXAMPLE:

MA is about to enter into a major contract with a large multinational financial institution, ABC Bank. As the negotiations draw to a close, an executive of ABC Bank tells his MA contact that his company recently met with MIS about a rating for a large debt offering ABC Bank is planning. The ABC Bank representative is concerned that the bank will not get the rating he was hoping for and wonders whether the MA business contact could call her colleagues at MIS and put in a good word for ABC Bank. It would be inappropriate for an MA employee to make such a call. MA employees may not engage in conduct that might have the appearance of interfering with or attempting to influence the outcome of a specific rating.

Accepting Gifts, Entertainment or Other Things of Value

The receipt of gifts, entertainment, and other things of value from entities or persons who do or are seeking to do business with Moody's can influence, or appear to influence, your business judgment, can create actual or potential conflicts of interest, and could lead to inferences of bribery under the laws in certain jurisdictions. For that reason, Moody's places strict limits on the types of gifts, entertainment and other things of value employees may accept from such business contacts.

Certain types of gifts, entertainment or other things of value are always improper, and therefore may not be accepted at any time. Specifically, you may not accept:

» any gift in the form of cash or any cash equivalent, such as a gift certificate or gift card;

» any gift, entertainment or other thing of value, regardless of its value, where there is any reason to believe that it is being offered in an attempt to influence your work at Moody's;

» any gift, entertainment or other thing of value that is extravagant or lavish in nature, or which exceeds local social or business custom;

» any gift, entertainment or other thing of value that is intended to be concealed or is not offered openly and transparently; and/or

» any gift, entertainment or other thing of value from a government employee offered directly or indirectly through a third party.

Finally, you should never solicit or encourage any business contact to offer you a gift or other thing of value.

What are the rules for MIS Credit Rating Personnel?

All Credit Rating Personnel, that is all analysts and other MIS employees in analytical roles involving the development or approval of procedures or methodologies used in providing rating services, are prohibited from soliciting or accepting any gifts, entertainment or other things of value from any rated entity or the sponsors or agents of a rated entity. Gifts, entertainment and other things of value given to Credit Rating Personnel from any party other than a rated entity or sponsor or agent of a rated entity are subject to the restrictions for all other Moody's employees set forth below.

Credit Rating Personnel may only accept minor incidentals provided in the context of a business interaction -- such as light meals, pens and paper -- limited to US $25 (or the local equivalent) per person, per business interaction, per day.

For more information regarding the limitations on gifts, entertainment and other things of value for Credit Rating Personnel, please consult Moody's Investors Service's Policy for Solicitation or Acceptance of Money, Gifts, Favors, or Entertainment.

? What are the rules for all other Moody's employees?

Subject to the prohibitions described above, and to applicable law, all Moody's employees other than Credit Rating Personnel (where gifts, entertainment or other things of value are being provided by rated entities and/or their sponsors or agents), including non-analytical MIS employees as well as employees of MA and Moody's Shared Services, are permitted to accept the following gifts, entertainment and other things of value:

» Occasional non-cash business gifts of nominal value (less than or equal to US $50 per gift or the relevant local equivalent). The total value of such gifts from any business contact may not exceed US $100 in any 12-month period.

» Customary and reasonable meals and entertainment at which the non-Moody's business contact also is present, such as an occasional business meal or sporting event, where there is a legitimate business purpose.

Gifts, entertainment and other things of value given to Credit Rating Personnel from any party other than a rated entity or sponsor or agent of a rated entity also are subject to the above restrictions.

Some examples of acceptable and unacceptable gifts, entertainment and other things of value are as follows:

» A promotional ballpoint pen would be of nominal value, but a gold wristwatch would not be acceptable.

» A holiday gift of a bottle of wine from a vendor or customer would likely be of nominal value (provided it is worth $50 or less), but a case of fine champagne would not be acceptable.



» Tickets to an ordinary sporting event, which you attend with a business contact, would be considered customary and reasonable, but tickets to the World Cup, Super Bowl, or other similar major sporting event would be considered excessive in value and should not be accepted.

» Ordinary business meals are acceptable, but a lavish dinner at a four-star restaurant likely would not be. Good judgment would also dictate that Moody's should periodically assume the cost of the meal as a business expense.

If you are offered a gift, entertainment or other thing of value, and you have any question about the appropriateness of accepting it, you should seek guidance from the Compliance department prior to acceptance.

Gifts, entertainment or other things of value that do not meet the requirements outlined above should be returned to the donor as tactfully as possible. You may refer to this Code when you return such a gift, and you should report such a gift to your manager and the Compliance department.

Finally, laws and customs of some countries permit gifts and courtesies beyond those considered customary in the United States, and refusing such gifts or courtesies might be considered offensive in that country. Although it might be difficult, Credit Rating Personnel must refuse any gifts, entertainment or other things of value other than minor incidentals provided in the context of a business interaction. All other Moody's employees should consult the Compliance department if they encounter a situation in which the gift, entertainment or other thing of value exceeds these guidelines but their refusal to accept would be seen as offensive.

For information regarding the giving of gifts, please refer to the Anti-Bribery and Anti-Corruption Laws section of the Code.

? May I accept reimbursement for my admission fee to a conference where I am presenting as well as my travel, lodging and other incidental expenses?

Credit Rating Personnel may not accept reimbursement (or direct payment of such expenses on your behalf) from any third party for transportation, lodging, or incidental expenses incurred in connection with attendance at a conference or event sponsored in whole or in part by an entity rated by MIS, including

where Credit Rating Personnel are speaking or presenting at the conference or event. This prohibition does not apply to conference or event registration fees that can be waived for speakers and presenters.

All other Moody's employees, may accept reimbursement and/or fee waivers as these are not considered gifts under the Code. However, such reimbursement (or direct payment of such expenses on your behalf) must be for your individual travel, lodging, meals, and other reasonable expenses. You should not accept reimbursement for lavish or extravagant travel, lodging or other expenses. You may not be reimbursed for the travel or other expenses of any family members who accompany you.

? What do I do if I receive a perishable gift?

Credit Rating Personnel may not keep even perishable gifts, such as food baskets provided by rated entities and/or sponsors or agents of rated entities. Instead, they should be donated to a public service or social service organization. In all other circumstances, employees who receive a perishable gift that exceeds the $50 limit set out above may, with the approval of their manager and the Compliance department, share such gift with their office colleagues or donate it to a public service or social service organization.

Antitrust and Competition

Moody's is committed to compliance with the antitrust and competition laws of any country that apply to the Company's business. Moody's will not tolerate any business transaction or activity that violates those laws. The general aim of the antitrust laws is to promote free and open competition based on quality, price and service. Free and open competition requires that we refrain from: collaborating or communicating with any competitor in any way that might injure competition; securing, threatening to secure, or maintaining a monopoly through anti-competitive means (in the United States) or "abusing a dominant market position" (in other jurisdictions), or otherwise harming normal competition.

Antitrust violations can result in very large corporate fines, as well as fines and jail terms for individuals. In addition, antitrust laws in certain jurisdictions allow private parties injured by an antitrust violation to recover substantial damage awards.

The antitrust laws are deliberately broad and general in their language. They contain sweeping provisions against restraints that threaten a competitive business economy, but they provide no definitive list of those activities. This means we must pay careful attention to possible antitrust implications of the Company's business activities. Moody's Legal department should be contacted in all cases of doubt.

? What are the rules for dealing with competitors?

Competitors are not permitted to agree among themselves on prices or other terms of sale or to divide territories or customers among themselves. Agreements of this type are among the most serious of antitrust offenses.

Certain agreements with competitors are illegal under the antitrust or competition laws. As a rule, actual or potential competitors are not permitted to act in concert, including signaling to one another, or agreeing expressly or tacitly among themselves, to fix, set or control the availability of any products or services, the prices, or any associated terms or conditions. For purposes of antitrust law, agreements do not have to be formal or written. Any kind of informal understanding between two or more companies regarding the adoption of a business practice may be used as evidence of an illegal agreement. Even social conversations may be used as evidence that an agreement existed.

These are the most significant arrangements with competitors that raise antitrust scrutiny:

Price Agreements: Any agreement or understanding among competitors to fix or control prices is illegal. You should never communicate with a competitor about current or future prices, pricing policies, bids, costs, margins, discounts, promotions, terms and conditions of sale, credit terms or royalties. The basic rule in determining prices is simple: The Company must determine the price and conditions of sale of its products and services independently and not communicate with its competitors, directly or indirectly, regarding any of these terms.

Allocation of Territories or Customers: It may be illegal for competitors to divide or allocate sales territories or customers among themselves. Never agree with a competitor to sell or refrain from selling in any geographic area or to any customers or class of customers or to divide or share a customer's business.

Agreements to Limit or Restrict Production: It is illegal for competitors to agree among themselves to restrict or increase production or supply. Consult with Moody's Legal department in advance when there will be discussions with competitors about limits on the collection of data.

Marketing: Competitors should not agree upon or coordinate sales, marketing, or promotional activities or plans.

Boycotts: It is illegal for competitors to agree they will not sell to or buy from particular individuals or firms.

Provision of Commercially Sensitive Information: The act of exchanging commercially sensitive information with a competitor may itself be illegal. Even a one-way disclosure of commercially sensitive information from one competitor to another may infringe competition law in some jurisdictions. Commercially sensitive information includes any information regarding prices, pricing policies, bids, costs, margins, discounts, promotions, terms and conditions of sale, credit terms, royalties, business plans, marketing plans, promotional activities, plans for dealing with customers or suppliers, current or future R&D activities, and information of a similar nature. You must always avoid sharing commercially sensitive information with competitors. Although information exchanges for benchmarking purposes may be lawful when conducted by a third party, you must consult with Moody's Legal department before entering into any information exchange that involves competitors conducted by third parties, such as trade associations. If you receive commercially sensitive information from a competitor, you should refuse to discuss that information with the competitor and you must notify Moody's Legal department immediately. Similarly, you must consult with Moody's Legal department before engaging a third party to gather competitive intelligence. While it is lawful to obtain competitive intelligence from public sources or customers, do not use third parties as conduits to share information with or obtain information from competitors.

Standardization: Standardization agreements often benefit customers by enabling them to deal with multiple suppliers through a common interface. However, product standardization may also violate the antitrust laws under some circumstances.

Consult Moody's Legal department before entering into any discussions regarding standardization.

Trade Associations: You must exercise extra caution when participating in industry conferences, trade association meetings, or other meetings or activities with personnel from competitor companies. You should request a draft agenda before any meeting, adhere closely to the agenda items, request that detailed minutes be taken, avoid discussions or interactions that may violate antitrust and competition laws and regulations, and abide by the guidelines issued by the organization in addition to guidance that may be provided by Moody's Legal or Compliance departments. If any interaction occurs that you believe may violate the antitrust and anti-competition laws, regulations or this Code, you should leave the meeting and contact Moody's Legal department.

The above list is not intended to be all-inclusive. Before engaging in any discussion or negotiating any agreement with a competitor, you must seek and receive clearance from the Legal department.

? What do I do if I receive an inappropriate request?

If you are asked by a competitor to enter into an illegal or questionable agreement on pricing or other activities discussed above, or to share information about Moody's practices, you should immediately inform Moody's Legal department about the incident. The Legal department will assist you in determining the appropriate action to take.

? What other practices should I be concerned about?

Certain agreements with customers and suppliers and some forms of unilateral conduct may also violate antitrust law. These are the most significant forms of conduct that raise antitrust scrutiny:

Agreements That Limit Customers' Ability to Deal with Competitors: Agreements that restrict customers' ability to deal with competitors, such as agreements that require customers to buy all or most of their requirements from a particular seller, may violate antitrust law under some circumstances. You should not

enter into agreements that limit or seek to limit the other party's ability to purchase goods or services from Moody's competitors or penalize the other party for dealing with Moody's competitors.

Predatory Pricing: Pricing below an appropriate measure of cost may be unlawful in certain circumstances. You must consult with Moody's Legal department before offering a product or service at a price below Moody's cost of providing the product or service.

Loyalty Discounts: Market share discounts and other loyalty incentives may violate antitrust law under some circumstances. Generally, volume discounts given pursuant to a uniform schedule of purchases are permissible. However, discounts that require customers to purchase all or most of their needs for a particular type of product from Moody's may be illegal. Lump sum and retroactive rebates (i.e., rebates that are triggered upon reaching a purchase threshold but then apply to purchases below the threshold) should be avoided. Before offering or implementing any loyalty discount, you must consult with Moody's Legal department.

Tying: Agreements that require a customer, as a condition of purchasing one product, to also purchase a second, distinct product, may violate antitrust law in some cases. Because the legality of any such tying arrangement depends on a number of complex legal and economic factors, no such arrangement should be implemented without prior consultation with Moody's Legal department.

Refusals to Deal: Generally, the Company has the legal right to refuse to buy from or sell to anyone. However, the Company must reach these decisions independently. An agreement with a supplier or customer not to deal with a competitor of that supplier or customer may be illegal in some circumstances. In some cases, even an independent decision to refuse to deal, if made by a company with a dominant position, may be illegal. An independent refusal to deal is more likely to constitute a violation if it involves a discontinuation of a business relationship rather than a refusal to enter into a new relationship. Do not agree with a supplier or customer on third parties with which either party may transact business, and consult with Moody's Legal department before refusing to deal with either a competitor or with a significant customer of a competitor.

Price Discrimination: Under the EU regulations relating to credit rating agencies, fees charged by credit rating agencies must be nondiscriminatory and based on costs. In addition, in the European Union and certain other jurisdictions, price discrimination by companies with a dominant position may be an "abuse of that dominant position" and illegal under some circumstances.

While U.S. antitrust law provisions regarding price discrimination are typically inapplicable to Moody's because they apply only to the sale of commodities or tangible products, a number of U.S. states have laws regarding price discrimination that do apply to services.



Disparagement: Statements critical of competitors, if false or misleading, are disparaging and may in some circumstances violate the antitrust laws, as well as the fraud and deception laws discussed previously. It is permissible, however, to make factually accurate statements about competitors' performance and product attributes to highlight areas in which Moody's is superior.

Interference with the Contracts of Competitors: Never urge a customer or prospect to violate a contract with a competitor.

Remember, the illegal practices outlined above do not have to be covered by formal or written agreements. Any kind of casual understanding between two companies that a business practice adopted by one would be followed by the other may be used in court to prove an illegal agreement.

Even social conversations or other casual communications (including emails or other electronic communications) can be used as evidence of anti-competitive behavior. Government regulators have heightened sensitivities with respect to trade and industry association meetings, which provide an opportunity for competitors to interact, so you should be particularly diligent in such situations to avoid actions that could carry even the appearance of wrongdoing. Memos and other written communications that use casual or inappropriate language might someday be examined by a government agency or opposing lawyers. Using such language may raise questions about conduct that is entirely legal and may undermine our efforts to comply with the antitrust and competition laws. You must be cognizant of these concerns in all of your communications. For example:

» Report facts, be concise and objective, and indicate the source of any competitive intelligence.

» Do not draw legal conclusions.

» Avoid any suggestion that could be construed as an attempt to hide an action, such as "Please delete after reading."

» Avoid words that falsely suggest wrongfulness for legitimate business conduct, such as stating that "We stole this customer from our competitor" when the Company won the a customer through fair competition.

» Do not refer to "industry policies," "industry price" or similar expressions that imply a common course of action exists when it does not exist.

» Avoid hyperbole when discussing competitors or competition.

» Do not overstate your share of the market or refer to a market that is unreasonably narrow in light of commercial realities to make your market share appear larger.

Questions and Answers - Antitrust and Competition

Q: I work in sales and am friendly with a sales representative from one of our competitors. Last weekend, we talked about a new sales promotion Moody's offering that was advertised in the trade magazines. Did I do anything wrong?

A: Yes. You should never discuss price or other terms of sale with competitors under any circumstances. It is too easy for others to misinterpret any conversations you have, however innocent you believe them to be.

Q: At a trade association meeting, a few of us from competing companies met for drinks and the talk turned to what we each charge our customers. This seemed wrong but I didn't know how to deal with the situation.

A: You should say forcefully that you cannot talk about or participate in any discussion regarding price or other competitively sensitive matters. If the talk continues, walk out and make a show of it so your protest will be remembered, and inform Moody's Legal department. Discussions like these are frequently used as evidence of illegal agreements, even against people who participated unwillingly but silently.

Q: What should I do if I discover that a competitor is disparaging or making false statements about Moody's products?

A: When confronted with an erroneous statement about Moody's, the Moody's employee should state the facts truthfully. Employees should not comment on the ethics of the source of the erroneous statements. If the source of the erroneous statements can be identified, or if the statements are particularly egregious, the employee should inform a department manager or the Legal department.



Moody's requires its employees and directors to conduct themselves according to the highest standards of integrity and ethics in all of their business activities.

How We Protect the Company and its Shareholders

Moody's requires its employees and directors to conduct themselves according to the highest standards of integrity and ethics in all of their business activities. Besides being the right thing to do, ethical conduct is good business practice because it is essential for maintaining trusting relationships with our customers. Business conduct is also regulated by many laws relating to fraud, deceptive acts, bribery and corruption, consumer protection, competition, unfair trade practices, and property, including intellectual property such as patents, trademarks and copyrights.

Conflicts of Interest

Moody's long-established internal policies to mitigate conflicts of interest are essential for our credibility in the market and the independence of our employees. A conflict of interest exists when your personal interest interferes in any way with the interests of the Company. Your obligation to conduct the Company's business in an honest and ethical manner includes the ethical handling of actual and potential conflicts of interest between personal and business relationships. This includes full disclosure of any actual or potential conflicts of interest as set forth in the Code.

Special rules apply to executive officers and directors of Moody's Corporation who engage in conduct that creates an actual, apparent or potential conflict of interest. Before engaging in any such conduct, executive officers and directors must make full disclosure of all facts and circumstances to the General Counsel and the Chair of the Audit Committee of the Board of Directors, and obtain the prior written approval of the Audit Committee. There may be additional policies regarding conflicts of interest that apply to you or your business unit. If you have any questions regarding whether a particular situation may create a conflict of interest, please contact the Compliance department.

Interests in Outside Companies

Decisions to do business with individuals or companies must be made solely on the basis of the best interests of the Company. You should not participate in the selection of vendors, business partners or contractors, or make any decisions as part of your job (including participating in the rating process) for any entity, if you or an immediate relation has a significant business interest in such entity. You also should not acquire a significant interest in any customer or other entity that may create an actual or potential conflict with your duties on behalf of Moody's, unless you obtain approval first from your manager or supervisor and then from the Compliance department.

Any interest in another company that would influence you to make a decision based on that company's or your own interests rather than Moody's is considered "significant." An interest can be financial, such as owning stock, or personal, such as a family or other close relationship with an owner of a company. If you are uncertain whether an interest is significant, you should disclose it to your manager, who can decide whether you should be assigned to duties involving the company in question and whether such significant interest may require further reporting to the Compliance department.

EXAMPLE:
You are an information services manager at Moody's. For many years, you have owned stock in XYZ Software Company that is now worth $20,000. Your manager assigns you to develop specifications for the purchase of a new software package, and XYZ is one of the major vendors. Although you don't believe that it will affect your judgment or create a conflict of interest, you should inform your manager of your ownership of the XYZ stock. Your manager will decide whether you should be taken off that particular assignment.

Positions with Outside Entities

An employee or director serving as an officer or director of an outside company may be regarded as a representative of Moody's and might find his or her duties with that company to be in conflict with Moody's interests. Employees may not accept such a position unless and until they have received approval first from their manager or supervisor and then from the Compliance

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MOODY'S CODE OF BUSINESS CONDUCT   31

department, subject to applicable law. In general, requests by MIS employees to serve on the board of directors of any issuer rated by MIS will not be approved. Further, subject to applicable law, requests by MIS employees to serve on the board of directors of any entity (regardless of whether it is a for-profit or not-for-profit entity) generally will not be approved if such service includes any compensation or remuneration. Requests by directors to serve on the boards of other companies must be made in accordance with Moody's Corporation's Corporate Governance Principles and Governance & Compensation Committee Charter.

An employee should not take a part-time or second job or any position with an outside entity, including not-for-profit entities, that may create a conflict of interest with the duties that the employee performs for the Company. Before accepting any outside employment or other position, whether paid or unpaid, at an outside entity, you should discuss first with your manager or supervisor and then with the Compliance department whether such a position would present a conflict of interest.

Please consult the Outside Business Interest Policy and the Outside Business Interest Procedure for further guidance regarding outside business interests.

Maintaining Accurate Business Records

Accurate business records must be maintained. Company business records must always be prepared accurately and reliably, reflect the true nature of the transaction, and be stored properly. All transactions must be executed in accordance with the Company's general or specific authorization. The Company's books, records and accounts must reflect all transactions and all other events of the Company that are the subject of a specific regulatory record-keeping requirement or Company record-keeping policy. Accurate business records are also required to allow the Company to fulfill its obligation to provide full, fair, timely, and understandable financial and other disclosure to the public and governments around the world.

Examples of improper business records include making records appear as though payments were made to one person when, in fact, they were made to another, submitting expense reports that do not accurately reflect the true nature of the expense, or submitting inaccurate sales results to the Accounting department. It is very important that no one creates or participates in

the creation of any records that are intended to mislead anyone or conceal anything. Any employee who creates or participates in the creation of misleading or falsified records will be subject to disciplinary action up to and including termination.

The financial and other books and records of the Company must not be falsified. Anyone having information or knowledge of any hidden fund or asset, of any false or artificial entry in the Company's books and records, or of any inappropriate payment, should promptly report the matter to the Company's Controller, and to the Legal department or via the Integrity Hotline.

Deception and Fraud

You must not engage in any form of fraud or deception with a customer, the Company or any other party. The basis of deception or fraud is a misrepresentation, which in its simplest form is a statement that is not true or is misleading. To avoid any suggestion of deception or fraud, you should note the following:

» Representations as a whole can be misleading, even though each statement considered separately is literally true.

» Failure to disclose important additional or qualifying information may be a misrepresentation.

» Representations should not shade the truth.

» Representations should not claim characteristics for a product or service that it does not have.

Representations concerning the factual characteristics of Moody's and its competitors' products and services must be capable of being proven.

Corporate Opportunities

Employees and directors owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises. If you learn of a business or investment opportunity through the use of corporate property or information or your position at the Company, such as from a competitor or actual or potential customer, supplier or business associate of the Company, you may not participate in the opportunity or make the investment, or assist another person in so doing, without the prior written approval of the General Counsel. Directors must obtain the prior approval of the Board. Such an opportunity should be considered an investment opportunity for the Company in the first instance.

You may not use corporate property or information or your position at the Company for personal gain, and you may not compete with the Company, nor may you assist someone else in so doing.

Vendor Selection

The Company will purchase all of its services and supplies on the basis of quality, price and service. The fact that a vendor is also a customer of the Company shall not be the basis for making purchasing decisions.

Improper Personal Benefits from the Company

Conflicts of interest arise when an employee or director, or a member of his or her family, receives improper personal benefits as a result of his or her position in the Company. You may not accept any benefits from the Company that have not been duly authorized and approved pursuant to Company policy and procedure, including any Company loans or guarantees of your personal obligations. The Company will not make any personal loans to nor guarantee the personal obligations of directors and executive officers.

Intellectual Property

When you perform work for Moody's, Moody's owns all intellectual property rights in your work product ("Work Product"), to the extent permitted by applicable law, including but not limited to all copyrights, trademarks, patents, inventions, and know how associated with the Work Product. To the extent permitted by applicable law, your Work Product is considered "work made for hire" created for Moody's. If for some reason any Work Product you create is not deemed work made for hire or does not belong to Moody's by operation of applicable law, you assign and agree to assign to Moody's any and all of your right, title and interest in and to the Work Product, including all copyright (and all future copyright) and patent rights or, if applicable local law does not permit assignment of rights, you grant Moody's an exclusive, unlimited, worldwide, perpetual, royalty-free license, to the extent permitted by local law. In relation to any Work Product in which you have a moral right, to the extent permitted by applicable law, you irrevocably consent to Moody's using such Work

Product in any manner that might otherwise infringe such moral right. If requested by Moody's, you will execute any further documents in the future necessary to document Moody's ownership of the Work Product. When you develop new Work Product, you will disclose it promptly to Moody's. You agree not to use or misappropriate any third party intellectual property, confidential or proprietary information, or trade secrets in creating Work Product or performing any service for Moody's.

Unauthorized Copying or Use

Generally, it is against the law to make copies of legally protected works of others or to use them without proper permission. Wrongful copying of copyrighted materials can result in personal, as well as Company, liability.

Protected works include most publications, computer software, video and audio tapes or files, and certain databases. In addition, protected works may include material displayed or published on web sites, including articles, musical recordings (such as MP3 files), graphic designs, photographic images and audiovisual materials.

As employees of a company whose business is based on its valuable intellectual property, we must be especially sensitive to the intellectual property rights of others. You must not, when preparing any presentation to or publication for Moody's employees, customers, investors, or other third parties, copy or use any protected works prepared by any other person who is not a Moody's employee, or was not a Moody's employee when such material was prepared, unless you: (a) acknowledge the use of such other person's protected works and identify in the relevant presentation or publication, at a minimum, the name of the author, publisher and owner of the protected works; and (b) obtain the consent in writing of the owner of the protected works if more than an insubstantial portion of the original work is used. Moody's Legal department can assist you in determining whether such written consent is required.

The law does permit in some circumstances certain "fair use" or "fair dealing" of protected works, but this right is limited and reliance on it should be made only in consultation with Moody's Legal department.

❓ When is copying permitted?

These are some of the limited circumstances where copying by the Company may be permitted, depending upon applicable law:

» Preparing a new work summarizing others' copyrighted material and including it in Company publications or reports together with brief quotations.

» Occasional copying of a small portion of an article or book, citing that article or book (but not any extensive or regular copying of an outside publication to reduce subscription costs and broaden internal distribution).

» Making a copy of a computer program as an archival or backup copy.

» Forwarding a link to a web site where information of interest is published.

Some of these examples may still be prohibited due to confidentiality obligations to third parties or contractual restrictions. The circumstances under which copying by the Company is permitted may differ from jurisdiction to jurisdiction depending on each jurisdiction's intellectual property laws as well as the specific facts relating to the copying. If you have any questions about whether copying is permitted, please consult Moody's Legal department.

EXAMPLE:

A company pays $1,000 a year for its one subscription to a weekly industry newsletter. It would not be a fair use to make 12 complete copies of such newsletter each week for its regional sales managers. It may be a fair use to occasionally copy a limited excerpt from the newsletter and circulate it to the regional offices, but not if such copying would effectively serve as a substitute for the subscription. Consult the Moody's Legal department for any specific questions in this area.

Protecting Moody's Trade Secrets and Proprietary Information

We need to maintain the confidentiality of the Company's trade secrets and other proprietary information. Employees and



Each of us has a duty to protect the Company's assets and to use them efficiently.

directors may learn facts about Moody's business, plans, or operations that Moody's has not disclosed to its competitors or the general public. Examples of Company trade secrets and proprietary information may include, but are not limited to, sensitive information such as customer lists, the terms offered or prices charged to customers, non-public algorithms, formulas, or methodologies, marketing or strategic plans, potential acquisitions or proprietary product designs or product systems developments. Employees and directors may not disclose such information except, in the ordinary course of their authorized business activities, to parties with whom Moody's has entered into agreements containing appropriate confidentiality obligations. This restriction applies equally to the trade secrets of our customers. If you have questions about whether disclosure of a particular trade secret or proprietary information to a third party is permitted, please consult the Legal department.

Use of Company Resources

Moody's money, materials, supplies, technology and information resources, including computer systems and voice mail systems, and all information, copies of documents or messages created, sent, received, or stored on these systems are Company property and must not be used to advance your personal interests. Employees must use the Company's technology resources in accordance with Moody's IT Use Policy.

Each of us has a duty to protect the Company's assets and to use them efficiently. Theft, carelessness and waste have a direct impact on the Company's profitability. We should take measures to prevent damage to and theft or misuse of Company property. Except as discussed below and in the IT Use Policy, Company assets, including Company time, equipment, materials, resources and proprietary information, must be used for business purposes only. Personal calls from office telephones should be kept to a reasonable minimum. Similarly, use of Company's technology resources, including computers and the Internet, for personal matters should be kept to a reasonable minimum, and any such usage must be consistent with Moody's IT Use Policy. In no instances should such personal use of Company telephones or computers interfere with your work commitments. Further, employees may not use Company office space for personal meetings, for example, meetings with personal financial advisors.



Under no circumstances may an employee use the Company's technology resources to transmit, download, display, otherwise disseminate or condone the receipt of any sexually explicit material or any material containing ethnic slurs, racial epithets, or anything that may be perceived as harassment of others based on their race, color, sex, gender, age, religion or religious creed, national origin, ancestry, citizenship, marital status, sexual orientation, gender identity, gender expression, genetic information, physical or mental disability, military or veteran status or any other characteristic protected by law. Employees encountering or receiving such material should immediately report the incident to their manager or to the Human Resources department.

As outlined in Moody's IT Use Policy, employees should be aware that, subject to applicable law, they have no proprietary interest in and no reasonable expectation of privacy while using any Company computer equipment, voice mail equipment or Company-provided access to the Internet, including electronic mail, instant messaging, SMS text messages, or similar technologies. To the extent permitted by applicable law, Moody's reserves the right, through the use of automated software or otherwise, on a continuous, intermittent, or ad hoc basis, to monitor, open, read, review, copy, store, audit, inspect, intercept, access, disclose and delete all computer documents, systems, disks, voice mail, Internet usage records and electronic mail of current and former employees, as well as any other communications transmitted or received through its systems without notice to any user and at any time. Such activities may be undertaken for a range of purposes, including but not limited to the following: to protect the security of Moody's documents and systems; to maintain quality standards; to provide business continuity and record retention when an employee is absent (for whatever reason) or when an employee has left the Company; to respond to any subpoena, judicial order, or other request of any governmental agency or authority; to investigate where Moody's has a legitimate and reasonable concern that an employee or former employee has engaged in wrongdoing, unlawful or illegal acts or may be in breach of Company requirements or policies; or as the Company's business needs may otherwise require. To the extent permitted by applicable law, the results of any such review, audit, inspection, interception, access or disclosure may be used for disciplinary purposes or in legal proceedings. To the extent permitted by applicable law, your use of Company computer, voice mail and electronic communications systems constitutes your acknowledgement and understanding of the foregoing rights of Moody's and your consent to them.

Any employee who wishes to avoid inspection of any private personal data should not use Company equipment for personal matters or save any private personal data on Company computer storage devices.

When you leave the Company, all Company property must be returned to the Company.

Safeguarding Moody's Technology Resources

Employees are responsible for safeguarding their passwords for access to all Company technology resources, including computer and voice mail systems. Individual passwords should not be given to others, nor should employees access any account on Company computer and voice mail systems other than their own. Employees must safeguard the laptops, smart phones or any other technology resources provided to them by the Company and should exercise the highest standards of care reasonable and appropriate to the circumstances to prevent such technology resources from being lost, stolen or accessed by an unauthorized person.

The Company has also installed a number of security features, such as firewalls, proxy servers, and anti-malware software, to protect its information technology. You should never disable or attempt to evade the operation of these security features.

If you suspect or become aware of any unauthorized access to, or loss, misuse or acquisition of, Moody's technology resources, or information maintained on, or handled by any technology resource, or any other incident in which the security of Moody's technology resources or information systems may have been compromised, you must immediately report such incident to Moody's Help Desk.

Use of Personal Electronic Devices

Employees' use of any type of personal electronic devices while conducting any Moody's business is subject to relevant Moody's policies, including the IT Use Policy.

Approved employees may be provided with remote access to Moody's technology resources through a secure Virtual Private

Network ("VPN"). In addition, approved employees may be permitted to access Moody's technology resources through certain models of personally-owned mobile computing devices using a Moody's selected third party downloadable software application.

You should not inadvertently disclose confidential information using your personal electronic devices. For example, when attending Moody's meetings or traveling for business, do not publicize your activities or location on social media sites or otherwise, including through GPS-based mobile applications, because this could alert others about non-public events or information.

Employees are reminded that downloading, copying, saving, creating or working on any Moody's files containing Moody's confidential or proprietary information on any system or device that is not a Moody's technology resource, including personally owned devices, is not permitted.

Social Media

Moody's recognizes the growing use of commercial social media sites (e.g., LinkedIn, Facebook, Twitter, etc.) for legitimate business purposes in the workplace, as well as the reputational and distraction risks such sites may pose. Accordingly, Moody's has determined that it is in the best interest of its workplace to block access to certain social media sites that are primarily used for personal communications, such as Facebook. In addition, Moody's has established Corporate Social Media Guidelines that set forth requirements and best practices for employees who wish to engage in social media activities on Moody's behalf. Moody's also has separate Personal Social Media Guidelines that apply to personal social media activities that Moody's employees may choose to undertake as individuals on their own time. You are encouraged to review carefully both documents, which are available on the Company's intranet, and consult a member of the Social Media Steering Committee if you have additional questions. For general questions about Social Media, you also can send an email to socialmedia@moodys.com.

Employees as Consultants

A manager may not engage a current Moody's employee to work as a consultant, or as an independent contractor or contract worker for the Company.

This applies, regardless of whether or not the work is related to the duties of the employee's position, and whether or not payment is made outside normal payroll routines. There may be instances where special Company projects may warrant exceptions to this policy where payment is made within the normal payroll routines. Such exceptions must be approved in advance by Moody's Human Resources and Legal departments.

Further, the Legal and Human Resources departments must approve any situation in which a former Moody's employee wishes to become an independent contractor or contract worker for Moody's. In addition, the Human Resources department should be consulted in situations in which an individual who has worked as an independent contractor/contract worker for Moody's wishes to become a Moody's employee.

Independent Contractors/ Contract Workers

The Company maintains separate policies and procedures relating to the engagement of independent contractors and contract workers. No individual should be engaged to provide services to Moody's as a contract worker or independent contractor except in accordance with such policies and procedures. Please consult Moody's Non-Employee Engagement Policy and Procedures for additional information about engaging contract workers or independent contractors.

Questions and Answers

Q: As a manager, I have been working with a Company supplier for a number of years. He recently offered to do some personal work for me at a substantial discount. Can I take him up on his offer?

A: No. The contractor would be granting you a special favor due to his relationship with the Company.

Q: Is it a conflict of interest to restrict my flights to one airline in order to collect mileage awards?

A: Moody's policy is that all travelers on business for the Company should take advantage of the lowest logical fare offered. No carrier should be used to garner "frequent flyer bonus points" if another, more cost-effective alternative is available.

Q: As the analyst for XYZ Corp., I have been working with my contacts at XYZ Corp., including John Smith, for several years. Recently, I began dating John Smith. Is this a conflict of interest? What should I do?

A: Yes, this creates a conflict of interest. A conflict of interest may arise from the personal relationship of a Moody's employee with an employee of a customer, investor, or other business contact. If you become involved in any such personal relationship that creates an actual or potential conflict of interest, subject to applicable law, you should notify your manager and a member of the Compliance department, who will assess the situation and advise you whether any steps must be taken to mitigate the conflict.

Q: Can Moody's employees sell products (e.g., cosmetics, household goods, etc.) to other Moody's employees or customers?

A: Generally, no. Solicitation by employees of other Moody's employees or customers for personal gain is prohibited. This principle applies whether the employee is on working time, on a break or at lunch. Nor should employees use Company resources, including telephones, fax machines and computers, to engage in an outside business activity.

This prohibition is not intended to prevent employees from soliciting charitable contributions from other employees, or from raising funds on behalf of charitable organizations, provided the employees who are solicited are not subordinates of the soliciting employee. Employees also should be aware that they may not use Moody's Technology Resources to solicit such contributions.

Q: I know that our Product Strategy department is in the process of developing a new product. I'm trying to close a big sale with a new customer. I'm sure I could make the sale if I promise the customer that the new product will be available by the end of the year. I don't think this is deceptive because we are actually working on the product now.

A: You cannot make claims about a product that are not based on facts and cannot be proved. Even if you have been authorized to tell a customer a new product is under development, if you have not officially been notified by the Company when the product will be available, you cannot promise that product by a date you have chosen.

Q: Our competitor's salespeople are claiming that their product is more accurate than ours because their analysis is based on a larger database. Can I dispute those claims with our customer?

A: You can dispute the claim if the Company has proof to back up any statements you make about the competition. If you know of anyone making claims about Moody's that you believe are untrue, notify the Legal department.

Q: I am a secretary and have been asked to fill out an expense report for my boss. I know that his wife accompanied him on the trip for purely personal reasons and that he has included his wife's expenses in the report without approval of higher management, although no one can easily tell from the invoices. What should I do?

A: Ask him if he inadvertently included his wife's expenses. If your concerns are not addressed and you believe an expense report as submitted is fraudulent, you should report it to the Legal department. You may also make a report via the Integrity Hotline.

Q: I think that the vice president of my department submitted sales figures for the quarter that were much higher than our actual sales. The vice president is under a lot of pressure to meet sales goals. What should I do?

A: If you feel comfortable doing so, talk to the vice president about your concern. In addition, you should report your concern to the Company Controller and to the Legal department. You may also make a report via the Integrity Hotline. Submitting false financial results violates this Code and can result in fraud charges against the Company.



It is the duty of each employee to comply with all laws and regulations that apply to the Company's business.

How We Act with Integrity in the Global Community

Insider Trading and Market Abuse

Employees and directors who have access to confidential information are not permitted to use or share that information for purposes of trading securities (such as Moody's stock) or for any other purpose except the conduct of our business. The insider trading laws and regulations of the United States and many other jurisdictions prohibit buying or selling a company's securities while in possession of material non-public information about that company. You can also violate these laws by disclosing material non-public information to another person. If you make such a disclosure or use such information, you can be punished, even if you yourself have no financial gain. In addition to heavy fines and lengthy prison terms, a violator in the United States or one who trades on a U.S. stock exchange can be required to pay civil penalties of up to three times the profit gained, or loss avoided, by certain unlawful transactions or disclosures. Moody's may also have to pay substantial fines. In other countries, such actions can lead to fines, public censure, compensation/restitution orders and injunctions, as well as potential prison terms.

"Material" information is generally regarded as information that a reasonable investor would think important in deciding whether to buy, hold or sell a security; in short, it is any information that could reasonably affect the price of the security. In other jurisdictions, "material" information may be referred to as "inside information" or "price-sensitive information."

Examples of material/inside information may include: sales results; earnings or estimates (including reaffirmations or changes to previously released earnings information); dividend actions; strategic plans; new products, discoveries or services; important personnel changes; acquisition and divestiture plans; financing plans; proposed securities offerings; marketing plans and joint ventures; government actions; major litigation, litigation developments, or potential claims; restructurings and recapitalizations; the negotiation or termination of major contracts; and potential or pending MIS rating actions. An employee or director who has material information before it is publicly disclosed should not make a trade until at least the third business day after it is publicly disclosed.

EXAMPLE:
In connection with analyzing a U.S. issuer, an analyst reviews a non-public agreement that will allow the issuer to enter a very profitable new line of business. She tells her sister-in-law, who buys 1,000 shares of the issuer's stock. The day after the issuer publicly discloses the agreement, its stock price jumps $2 per share. The analyst has violated the U.S. insider trading laws, even though she did not personally make a profit.

Securities Trading and Ownership Restrictions for MIS

Issuers and other third parties often share material non-public information with MIS employees. Moreover, an MIS rating action may have an effect on the price of an issuer's securities. Accordingly, in addition to legal restrictions, Moody's places important limits on trading or ownership of securities by its employees and their Family Members (as defined in Moody's Policy for Securities Trading) to protect against any actual or potential conflicts of interest. If you have any questions about Moody's Policy for Securities Trading, please contact the Compliance department before engaging in a securities transaction.

Securities Reporting Requirements

To comply with legal requirements as well as facilitate internal monitoring, Moody's requires certain employees to adhere to reporting requirements relating to their securities holdings and transactions. These reporting requirements, which vary depending on the jurisdiction and the employee's role, are described more fully in the Moody's Policy for Securities Trading.

Questions and Answers - Insider Trading/Market Abuse

Q: Don't insider trading laws apply only in the United States?

A: No. Insider trading violates fundamental concepts of fairness that are a basic part of the Company's values. Employees working outside the United States can be charged under U.S. laws for insider trading in U.S. securities. In addition, many countries in which we do business have adopted insider trading and/or "market abuse" laws. Some of those laws are even broader than those in the United States. In France, for example, the penalties include substantial fines, as well as jail terms, and such conduct may constitute a breach of both insider dealing laws and regulations giving rise to separate penalties under such rules. The rules on market abuse apply in all countries in the European Union.

Q: May I buy or sell a security as soon as material information becomes public?

A: No. As a general rule, an employee or director who has material information before it is publicly disclosed should wait until at least the third business day after it is disclosed so that the market has sufficient time to absorb the information before making the trade.

Q: I own some Moody's Corporation stock that I would like to sell to help pay for a new car. I do not have any material information about Moody's. Do I have to check with anyone before selling, or report the sale to anyone?

A: Unless you are an officer or director of Moody's Corporation or have been designated an "insider" by the Legal department because you regularly are in possession of material non-public information about the Company, you do not have to check with or report to anyone before trading Moody's stock. You may buy or sell Moody's stock whenever you wish as long as you are not in possession of material non-public information. If you have any doubt whether information you have is material, consult with a member of Moody's Legal department.

Q: Someone I used to work with is now a stock market analyst. Whenever he calls, he pretends it's personal, but then asks what is happening at Moody's. I am not sure what to say.

A: You should never discuss the Company with a stock market analyst. All inquiries from analysts or similar securities specialists about the Company should be referred to a Moody's Corporation Investor Relations representative. You must not discuss confidential business issues with friends or acquaintances, even if they have no interest in our business.

Q: Moody's owns 5 percent of the stock of another company that has publicly traded stock. In the course of my job, I learned that Moody's plans to buy another 5 percent of that company's stock shortly. May I buy shares of that company's stock before the Moody's purchase?

A: No. That company's stock price may well change because of the purchase by Moody's. The same rules that apply to material non-public information about Moody's apply as well to material non-public information you learn about other companies.

Q: Is it considered a violation of the securities laws or of Company policy to reallocate funds in the Moody's profit participation plan because of my knowledge of projected Company performance?

A: Yes, if your profit participation plan includes ownership of Moody's stock. U.S. securities laws prohibit an individual from buying or selling a company's securities while in possession of material non-public information. However, it is not a violation for purchases to be made pursuant to elections you made previously while not aware of material non-public information, whether or not you possess material non-public information at the time the purchase is made.

Q: If material non-public information is passed down the line among a number of Moody's employees and eventually it is determined a violation of the insider trading laws has occurred, are all the employees liable?

A: All of the employees could be implicated in securities violations. The person disclosing the information can be found culpable, even if he/she does not financially benefit.

Anti-Bribery and Anti-Corruption Laws

You must not engage in commercial or public sector bribery. This means you or anyone acting on the Company's behalf cannot offer, promise, or give, money or anything else of value, directly or indirectly, to a commercial party or public official intending to receive, or for having received, favorable treatment. You are also prohibited from "turning a blind eye" to the likelihood that an agent or other third party is or will be making an improper payment in connection with the Company's business. Anti-corruption laws in various jurisdictions, including the U.S. Foreign Corrupt Practices Act ("FCPA"), the UK Bribery Act 2010 ("UK Bribery Act") and local country laws where Moody's operates, restrict companies' and employees' conduct in this area and subject Moody's and its employees to serious penalties for violations. Please consult the Anti-Bribery and Anti-Corruption Policy for further guidance.

Because Moody's may be liable for improper payments made by third parties acting on its behalf, Moody's employees who seek to engage certain third parties that will interact with public officials or with customers or prospective customers must assure that such third parties are formally vetted before contracting for any services. Please consult the Covered Third Party Anti-Corruption Due Diligence And Contracting Procedures for further guidance.

The Company also is required to assure that its books and records accurately reflect the true nature of the transactions represented, and to maintain internal accounting control systems designed to prevent and detect improper transactions. Accordingly, all information relating to business expenses or other costs incurred on behalf of the Company must be recorded accurately and with sufficient detail.

❓ When is it permissible to give gifts or other business courtesies?

Employees generally are free to give reasonable, inexpensive and customary gifts, business courtesies or other things of value to non-governmental business contacts, provided that they comply with the following requirements as set forth in Moody's Anti-Bribery and Anti-Corruption Policy: (1) the cost must be reasonable and justifiable under the circumstances; (2) they must comply with applicable laws; (3) they must not reasonably be interpreted as an attempt to obtain or retain an improper business advantage, and must not reflect negatively on the reputation of Moody's or the recipient; (4) they must be bona fide and must directly relate to a legitimate business purpose; and (5) they must be supported by receipts and must be properly documented in accordance with any applicable expense reimbursement and



accounting procedures. No gifts, business courtesies or anything else of value may be given, directly or indirectly, to public officials without complying with all of these requirements, as well as the additional requirements set out in Moody's Anti-Bribery and Anti-Corruption Policy. The Compliance department must approve in advance any proposed gifts, business courtesies or other things of value being given to public officials.

If you have any questions regarding the giving of gifts, business courtesies or other things of value, please contact the Compliance department.

? What do I do if I receive an inappropriate request?

Decline the request firmly and immediately. If you are asked by a customer, public official or other party to make or take a bribe, kickback or other prohibited payment or gift, you should tell the person that you will not consider the request, and immediately inform your manager and Moody's Legal department about the incident.

If you have any question as to whether a gift or favor could violate your local anti-bribery statute, this Code or Moody's Policy, please contact the Compliance department.

Political Activities

Moody's encourages you to participate in the political process on your own time, as long as you take care not to imply that you are acting on behalf of Moody's. You should not permit your Moody's affiliation to be noted in any outside organization's materials or activities without the approval of Moody's Legal department unless you are serving as a Moody's representative.

Corporations are not permitted to make political contributions in connection with any election involving any United States federal office. There are similar laws in some states and other countries. Your personal contributions must not be made with, or reimbursed by, Company funds in U.S. federal campaigns or in other U.S. or foreign campaigns where it is illegal. Individual participation must be completely voluntary and must occur only during non-working hours. Political activity may not involve the use of Moody's funds, personnel time, equipment, supplies or facilities.

Any proposed Company political contribution anywhere should be discussed in advance with Moody's Legal department.

Influencing legislation or "lobbying" is also restricted by the laws of the United States, certain states and other countries or subdivisions thereof. Under such laws, Moody's may be required to register and report if its employees engage in lobbying activities. This may need to be done if you communicate with any members of federal, state or local legislative or executive office in the U.S. or members of legislative or executive office or other public officials in other jurisdictions for the purpose of influencing any action on the Company's behalf. Before any employee takes a public position on government actions on behalf of the Company, Moody's Legal department should be consulted. Employees who serve on government advisory boards should also be aware of applicable restrictions on their ability to promote Moody's business in conjunction with their work on such boards.

Economic and Trade Sanctions

Geographic Sanctions. Geographically-based sanctions target some or all activity in or involving certain countries or regions. As of October 2016, the United States maintains comprehensive geographically-based economic and trade sanctions against Cuba, Crimea, Iran, Sudan and Syria. These sanctions generally prohibit Moody's or its employees from providing, directly or indirectly, goods, technology, and/or services to or for the benefit of entities or individuals in these countries/regions. The European Union, the United Kingdom, and other countries also have imposed more limited geographically-based sanctions prohibiting or restricting certain commercial activity involving Crimea and Syria. Although the EU and a number of other countries have lifted geographic sanctions against Iran, U.S. companies continue to be prohibited from engaging in Iran-related business. In addition, the United States has imposed a comprehensive embargo on North Korea, which prohibits virtually all exports and re-exports of U.S. goods or technology to North Korea and imposes limited sanctions prohibiting certain other conduct involving North Korea. In light of the foregoing, it is Moody's policy that even though it may be lawful in some circumstances for non-U.S. affiliates of Moody's to engage in business involving these countries, no Moody's employee or entity may engage in business involving or for the benefit of any entity or individual domiciled in Cuba, Crimea, Iran, North Korea, Sudan or Syria, or owned or controlled by such an entity, or with any entity owned or controlled by the governments of these countries/regions, wherever located.

Russian Sectoral Sanctions. The U.S., EU and other jurisdictions have imposed "sectoral" sanctions, which target new debt or equity issued by designated Russian entities and entities that are 50% or more owned by those designated entities, and entities acting on their behalf or at their direction. As a result, Moody's (including its subsidiaries and supported affiliates) may be limited in the business activities they are permitted to engage in with these Russian and Russian-owned companies. So long as these sanctions remain in effect, Moody's Legal department must review and approve all business involving the debt or equities of any Russian or Ukrainian company or any company in another country that is owned 50% or more by Russian or Ukrainian persons or companies, and any company suspected of acting on their behalf or at their direction.

Regime-Related Targeted Sanctions. The United States has designated certain senior regime members in Belarus, Burma (also known as Myanmar), Russia, parts of Ukraine, and Zimbabwe, and certain of their associates and supporters as Specially Designated Nationals ("SDNs"). SDNs are subject to "blocking," which generally prohibits Moody's or its employees from dealing, directly or indirectly, with these persons, or their property and interests in property, including any entities they own (50% or more) and may require "freezing" of assets or placement of funds in a "blocked" account. In addition, Burma is subject to limited sanctions related to security services and investments involving defense-related entities. The European Union, United Kingdom, and other countries have imposed similar targeted sanctions involving some of these countries. Because these sanctions give rise to significant compliance risks, any business involving Belarus, Burma, Russia, Ukraine, or Zimbabwe must be approved by Moody's Legal Department before any transactions or proposals are undertaken with regard to such business.

Individual Targeted Sanctions. In addition to the SDNs that are targets of regime-based sanctions, for various reasons, the United States designates other individuals and entities as SDNs. As described above, this designation generally prohibits Moody's or its employees from dealing, directly or indirectly, with these SDNs or their property interests (including entities in which one or more prohibited entity or individual has 50% or more ownership). SDNs may be so designated because they have engaged in or provided support for: the proliferation of weapons of mass destruction, efforts to destabilize existing governments, or human rights abuses; terrorists and terrorist supporting organizations; and narcotics traffickers and kingpins. The SDN list may be searched at sanctionssearch.ofac.treas.gov. In addition, for often similar reasons, the European Union, United Kingdom and other countries also have subjected certain individuals and entities to asset freezes, which have a similar effect, and, as a result, Moody's may also be prohibited from engaging in business dealings with those persons. A consolidated list of financial sanctions targets designated pursuant to European Union sanctions is available at hmt-sanctions.s3.amazonaws.com/sanctionsconlist.

Sanctions Screening. Moody's has implemented an Internet-based sanctions screening procedure for all business relationships

with new and existing customers. These procedures are designed to ensure that Moody's does not transact business with SDNs or persons that are subject to other applicable sanctions, including sanctions implemented by the United Nations. Before engaging any new business, Moody's employees should ensure that these procedures have been followed and that the new business has been properly cleared. In addition, for certain higher risk customers, Moody's Legal Department may require that each business transaction (even with existing customers) be approved.

Compliance Obligations. The prohibited activities described above may not be accomplished indirectly, arranged through third parties, or facilitated in any way by Moody's employees, nor may they be permitted to occur by avoidance of relevant facts or lack of supervision. A current list of all sanctions imposed by the U.S. is available at treasury.gov/about/organizational-structure/offices/Pages/Office-of-Foreign-Assets-Control. Similarly, a consolidated list of sanctions applicable in the EU is available at eeas.europa.eu/cfsp/sanctions/consol-list. If you have any questions regarding economic and trade sanctions or Moody's policy prohibiting business in or with certain countries or with certain persons, consult with Moody's Legal department.

Conflict of laws. When transacting business in countries other than the United States, Moody's employees should consult the Legal Department regarding the existence of local laws that may be inconsistent with or conflict with U.S. sanctions with a view to achieving compliance with all relevant laws and regulations.

Export Compliance Laws and Regulations

The export or re-export of goods, including software, or technology may be subject to export licensing and reporting requirements, which vary based on the goods or technology at issue and the countries to or from which those goods or technology will be exported or re-exported. If you are unsure of the export controls that may apply to any goods or technology you intend to export, or need information regarding local export laws, contact Moody's Legal department. In particular with regard to Moody's products, the export or re-export of software utilizing encryption technology may violate export control laws. Such exports may occur by various means, including mail, courier, facsimile, electronic mail, or any another method of transmission. Consult with Moody's

Legal department before transferring products using encryption technology to another country by any means.

International Boycotts

There are two U.S. anti-boycott laws. One is set forth in the Export Administration Regulations ("EAR") and the other in the Internal Revenue Code ("IRC"). These laws are primarily aimed at prohibiting cooperation in the boycott against Israel sponsored by the Arab League and certain other countries, but can apply in other cases. Similar anti-boycott laws may be imposed in other countries in which Moody's does business. Conflicts arising in connection with these laws must be referred to Moody's Legal department for resolution.

The EAR imposes criminal or civil liabilities on U.S. companies such as Moody's and its subsidiaries, if such companies take actions to participate in or cooperate with a foreign boycott that are not approved by the U.S. Government. The EAR requires that U.S. companies report the receipt of boycott-related requests from any person or country on a quarterly basis, regardless of whether the request is written or oral and even if the U.S. company refuses to participate in or cooperate with the request.

The IRC provision can result in tax penalties for U.S. taxpayers such as Moody's if the taxpayer or entities it controls, as defined in the IRC, agrees to participate or cooperate in an international boycott. Boycott participation and cooperation occurs when, as a condition of doing business with or in a boycotting country, if there is an agreement to refrain from: doing business with a boycotted country, or with its government, companies or nationals; doing business with a blacklisted United States person; doing business with companies whose owners or managers are of a particular nationality, race, or religion; or employing individuals on the basis of their race, nationality or religion. It also penalizes agreements, made as a condition of the sale of goods to a boycotting country, its companies, or nationals, to refrain from shipping or insuring with blacklisted carriers. Importantly, the IRC also penalizes agreements to comply generally with the laws of any country known to require participation in the boycott, which provisions may be embedded in boilerplate language in certain contracts or other certifications in boycotting countries.

For the foregoing reasons, it is important that you immediately inform Moody's Legal department of boycott-related requests that you receive, whether for information or action, including any language in documents provided by customers requiring that Moody's refrain from doing business with certain persons or particular countries not sanctioned by the U.S., or compliance with the Arab Boycott of Israel or with the local laws in countries that require such compliance (i.e., Iraq, Kuwait, Lebanon, Libya, Qatar, Saudi Arabia, Syria, United Arab Emirates, or Yemen). This will allow Moody's to promptly comply with any reporting requirements and ensure that it does not inadvertently participate in any activities that violate U.S. law or may result in the imposition of tax penalties.

Anti-Money Laundering

Moody's complies with all applicable anti-money laundering ("AML") laws and related Know Your Customer ("KYC") and Enhanced Due Diligence ("EDD") requirements wherever it operates. Money laundering is the act of disguising illegally-gained funds so that they appear to come from legitimate sources. Typically, it involves three steps. First, the illegally-gained funds are introduced into a legitimate financial system. Then, the money is moved around to create confusion, sometimes by wiring or transferring through numerous accounts. Finally, it is integrated into the financial system through additional transactions until the illegally-gained funds appear to be 'clean.'

Although Moody's business activities generally does not expose the Company to the risk of being a conduit for money laundering activity, in certain jurisdictions, Moody's role in the financial transactions of others may subject its activity to locally applicable AML laws or regulations and require the establishment of an AML program. In such jurisdictions, Moody's has implemented appropriate AML policies and programs.

Even where such a program is not required, however, if any Moody's employee has reason to believe that any customer is deriving its funds from illegal activity or engaging in any effort to conceal or disguise the nature, location, source, ownership, or control of funds that will be paid to Moody's or in connection with a transaction in which Moody's is involved, this should be reported immediately to Moody's Legal department.

Taxation

Failure of the Company to file tax returns promptly and accurately and to pay required taxes can result in severe penalties.

Immigration

All countries strictly regulate the entry of citizens of other countries and the right of persons from other countries to work there. Managers considering hiring non-citizens should be aware of local requirements, including the need for visas and other documentation.

Business in New Countries

The decision to expand Company operations into any country other than those in which we are qualified to do business may carry important legal and tax implications.

You should consult the Legal department about any issues that arise under these and other laws that apply to your job.

Government Investigations

Moody's cooperates as appropriate with investigations by the United States and the governments of other countries, and their departments and agencies. Moody's employees must never: (i) destroy, hide or alter any document or part of a document in anticipation of a request for those documents from a government agency or a court; (ii) lie or make any misleading statements to any government investigator, or in any deposition or other testimony; or (iii) attempt to influence an employee or any other person to engage in any of these acts.

Although Moody's cooperates as appropriate with governmental investigations and responds properly to valid legal process, Moody's also has legitimate and important interests to protect. For example, Moody's has important confidentiality obligations to its customers, including the obligation, in certain instances, to provide notice to those customers when requested or ordered to provide information about them. To assist Moody's in complying with our obligations to our customers or others, and to ensure the accuracy of the information we provide, you should notify the Legal department if you are approached by a government investigator regarding Moody's or any of its customers.

This should in no way deter you from reporting any suspected wrongdoing at the Company to the Moody's Integrity Hotline, the Legal department, or any of the other resources identified in this Code. Nothing herein or in any Moody's agreement shall limit your right to provide truthful disclosures to governmental or regulatory authorities that are protected under the whistleblower provisions of any applicable law or regulation. Moody's prohibits retaliation against an employee for making a good faith report of suspected wrongdoing to the Company or the government, or for cooperating with a government investigation. If you believe that you have been subject to retaliation for making a good faith report or for cooperating with a government investigation, you should report the matter to the Legal department immediately. Alternatively, you may report the matter to Moody's Integrity Hotline.

Civil Litigation

Like all companies, Moody's is sometimes involved in civil litigation, and you may be approached by lawyers for companies or people who have brought suit or may be thinking of bringing suit against the Company or one of our customers. You should contact the Legal department before responding to any questions about Moody's or our customers from lawyers or representatives of third parties who may be involved in or contemplating bringing a lawsuit against Moody's or our customers. Please be aware that you must contact the Legal department before providing such people with any information or records regarding Moody's or our customers.

Record Retention and Preservation Directives

Documents and other records (in whatever form) must be retained for the periods of time specified by law and under Moody's record-retention policies, procedures, and rules.

Under appropriate circumstances relating to a government investigation and/or a civil litigation, Moody's will issue a record preservation directive to all employees who are likely to have in their possession records relevant to the subject matter of the



investigation or litigation. Thus, from time to time, you may receive directives from the Legal department directing you to preserve all such records in your possession or under your control. If you receive such a directive, you must not destroy or otherwise discard any records relating to the subject matter described in the directive, regardless of the place or manner in which those records are stored. In addition, if you learn of a subpoena or a pending or contemplated litigation or government investigation, you must immediately contact the Legal department. Similarly, if you have not received a record preservation directive but believe you have records related to a subpoena or pending or contemplated litigation, government investigation, or other proceeding, you must immediately contact the Legal department. In such circumstances, you must also retain and preserve all records that may be responsive to the subpoena or relevant to the litigation or to the investigation until you are advised by the Legal department as to how to proceed.

You must also affirmatively preserve from destruction all relevant records that without intervention would automatically be destroyed or erased (such as electronic mail and voice mail messages). Destruction of such records, even if inadvertent, could seriously prejudice the Company. The destruction or falsification of a record with the intent to impede or that has the effect of impeding a governmental investigation, audit or examination may lead to prosecution for obstruction of justice. If you are not

sure whether a record can be destroyed, consult Moody's Legal department before doing so.

These retention obligations apply equally to Company records that you store in locations outside Moody's offices, including your home. Thus, if you store records outside Moody's offices, you will be expected to provide any such records to the Legal department upon request. Furthermore, notwithstanding the other provisions of this Code, if you store records electronically on your personal computer, you may be asked to provide Moody's access to your personal computer so that the Legal department or an agent thereof may extract any Moody's records related to an ongoing investigation and/or litigation.

? Aren't my files, memos and emails confidential?

No. Except for certain "privileged" communications, all Company documents and computer files, including the most casual note or electronic mail message, may have to be disclosed to government enforcement organizations or private parties in investigations or lawsuits involving the Company. You should also know that stamping documents "restricted" or "confidential" may not protect them from being disclosed in court. Consult with Moody's Legal department about when communications with a lawyer can be "privileged."



Reports of violations will be treated confidentially to the extent possible, and no person who reports a possible violation in good faith will be subject to retaliation.

Code Administration

Periodically, every Moody's employee and director is required to certify that he or she has reviewed this Code of Business Conduct, understands it, and agrees to be bound by its terms. In addition, as part of the certification process, employees and directors are provided an opportunity to disclose any previously unreported transactions or events that appear to be in violation of the Code.

Interpretation

The General Counsel of Moody's is responsible for interpreting and applying the Code to specific situations when questions arise. Any questions relating to how the Code should be interpreted or applied should be addressed to Moody's Legal department.

Investigations of Suspected Violations

All reports of suspected violations will be promptly investigated and treated confidentially to the extent reasonably possible. Reporting persons should not conduct their own preliminary investigations. Investigations of suspected violations may involve complex legal issues, and acting on your own may compromise the integrity of an investigation and adversely affect both you and the Company.

Due to certain requirements under data protection laws in the EU, Moody's may be obligated to inform the subject of a complaint that the complaint was filed, and how he or she can exercise his or her right to access and correct the information. The subject of the complaint will not be provided information identifying the person who reported the allegation unless required by local law.

Enforcement of the Code

The principles set forth in this Code and other relevant Company policies and procedures will be enforced at all levels of the Company. The Company intends to use every reasonable effort to prevent the occurrence of conduct not in compliance with this Code and to halt any such conduct that may occur as soon as reasonably possible after its discovery. Subject to applicable law and agreements, Company personnel who violate this Code and other Company policies and procedures may be subject to disciplinary action, up to and including termination.

In some cases, compliance with these policies will be monitored by periodic audits, investigations or other reviews. In connection with any such audits, investigations or reviews, you are required to cooperate fully, provide truthful and accurate information, and respond to requests for certifications.

Waivers of the Code

While some Company policies must be strictly adhered to, in other cases, exceptions may be possible. If you believe that a waiver of any of the principles or policies articulated in this Code is appropriate in a particular case, you should contact an immediate supervisor first. If the immediate supervisor agrees that a waiver is appropriate, the approval of the Legal department must be sought. Directors and executive officers who wish to obtain a waiver of the Code must make full disclosure of all facts and circumstances to the General Counsel and the Chairman of the Audit Committee of the Board of Directors. Any waiver for directors and executive officers must be approved by the Board as a whole and, to the extent required by law or regulation, promptly disclosed.

No Rights Created

This Code is a statement of the fundamental principles and certain key policies that govern the conduct of the Company's business. It is not intended to and does not create any obligations to or rights in any employee, director, customer, supplier, competitor, shareholder or any other person or entity.

KEY CONTACT INFORMATION

Moody's Compliance Department

Helene Gurian
Deputy Chief Compliance Officer
250 Greenwich Street
New York, New York 10007
Telephone: (212) 553-0442
Fax: (212) 298-7195

James Bodovitz
Designated Compliance Officer – MIS
Americas/Global Coordination
250 Greenwich Street
New York, New York 10007
Telephone: (212) 553-2849
Fax: (212) 298-7369

Ken Mui
Designated Compliance Officer – MIS Asia
Pacific
Moody's Asia-Pacific, Ltd
One Pacific Place, Floor 24
88 Queensway
Admiralty, Hong Kong
Telephone: (852) 3758-1409
Fax: (852) 3758-1453

Barbara Sullivan
Designated Compliance Officer – MIS EMEA
One Canada Square
Canary Wharf
London, E14 5FA
United Kingdom
Telephone: (4420) 7772-5357
Fax: (4420) 7772-5386

Jack Holleran
Designated Compliance Officer – Moody's
Analytics and Moody's Shared Services
250 Greenwich Street
New York, New York 10007
Telephone: (212) 553-4398
Fax: (212) 298-6991

Moody's Human Resources Department

Lisa Westlake
Senior Vice President – Chief Human
Resources Officer
250 Greenwich Street
New York, New York 10007
Telephone: (212) 553-7179
Fax: (212) 298-6720

Melissa Maguire
Vice President – Human Resources
One Canada Square
Canary Wharf
London, E14 5FA
United Kingdom
Telephone: (4420) 7772-8651
Fax: (4420) 7772-5384

Nikhilesh Mathur
Vice President – Human Resources
Moody's Asia-Pacific, Ltd
One Pacific Place, Floor 24
88 Queensway
Admiralty, Hong Kong
Telephone: (852) 3551-3228
Fax: (852) 3551-3168

Moody's Legal Department

John Goggins
Executive Vice President & General Counsel
250 Greenwich Street
New York, New York 10007
Telephone: (212) 553-1912
Fax: (212) 553-0084

Moody's Internal Audit Department

Scott Kenney
Senior Vice President – General Auditor
250 Greenwich Street
New York, New York 10007
Telephone: (212) 553-0482
Fax: (347) 287-6774

Moody's Integrity Hotline

From the United States: 1-866-330-MDYS (1-866-330-6397)

From the European Union: dial your access code for U.S. calls (which you can find by contacting an international operator or by visiting the AT&T World Traveler website at usa.att.com/traveler), wait for the tone or prompt, and then call 800-506-1440.

From Japan: dial one of two country codes (if the service provider of the phone is KDDI, dial 00-539-111; if the service provider of the phone is NTT, dial 0034-811-001) and then call 888-320-1668.

From outside of the European Union, Japan and the United States: dial your access code for U.S. calls (which you can find by contacting an international operator or by visiting the AT&T World Traveler website at usa.att.com/traveler), wait for the tone or prompt, and then call 866-330-MDYS (866-330-6397).

Via the Internet: moodys.alertline.com

Moody's

SP41712

Moody's
INVESTORS SERVICE



Code of Professional Conduct

December 5, 2016

Index

Preamble

Financial markets should be efficient and fair to all market participants. Credit rating agencies play an important role in these markets. Moody's Investors Service ("**MIS**") provides information and opinions in the form of credit ratings and related research about the creditworthiness of issuers of securities and their financial obligations. Our credit ratings are forward-looking opinions that seek to measure relative credit loss. That is to say, they forecast the likelihood of default on a bond and the estimated severity of loss in the event of that bond's default.

Given the vast amount of information available to investors today, MIS helps investors and others sift through this information and analyze the credit risks they face when lending to a particular borrower, or when purchasing an issuer's debt or debt-like securities.[1] MIS makes our public credit ratings available to investors globally on a contemporaneous basis, free of charge.

In order to enhance market understanding and confidence in MIS's credit ratings, MIS has adopted this Code of Professional Conduct (the "**MIS Code**" or this "**Code**"). Through this Code, MIS seeks to protect the quality and integrity of the rating process, so that investors and issuers are treated fairly, and to safeguard confidential information provided to us by issuers. To use MIS ratings effectively, the market should be informed of both their attributes and limitations. It is our responsibility to be as transparent as practicable with respect to our:

» rating methodologies;
» rating policies; and
» overall track record.

This Code, as well as the policies referenced, are accessible on MIS's public website(s).[2]

All references to MIS's public website(s) include www.moodys.com as well as MIS's regional websites such as www.moodys.com.br, as applicable.

The MIS Code is organized into five sections:[3]

» The Quality and Integrity of the Rating Process;
» Independence and Avoidance and/or Management of Conflicts of Interest;
» Responsibilities to the Investing Public and Issuers;
» Governance, Risk Management and Training; and
» Enforcement and Disclosure of the MIS Code and Communications with Market Participants.

---

1   "Moody's assigns credit ratings to entities as well as different types of debts or financial obligations – including, for example, private loans, publicly and privately traded debt securities, preferred Moody's assigns credit ratings to entities as well as different types of debts or financial obligations – including, for example, private loans, publicly and privately traded debt securities, preferred shares and other securities that offer a fixed or variable rate of return. For simplicity's sake, the term "debt and debt-like securities" is used herein to refer to debt securities, preferred shares, and other financial obligations of these sorts."

2   Although, in the interest of transparency, we have posted this Code and other related policies on MIS's public website(s), MIS does not assume, as a result of such public disclosure, any responsibility or liability to any third party arising out of or relating to this Code or those policies. The MIS Code is not part of any contract with any third party, and no third party shall have any right to enforce any of its provisions. MIS also retains complete discretion to revise this Code at any time to reflect changes in MIS ratings policies and procedures or to address changes in market, legal, or regulatory circumstances.

3   The MIS Code has been structured in this manner in order to track the IOSCO Code as closely as possible.

I. Defined Terms

For the purposes of this document, the terms below, organized by category, are defined as follows:

Documents

1. The **International Organization of Securities Commissions' Code of Conduct Fundamentals for Credit Rating Agencies ("IOSCO Code")** is a framework Code of Conduct published on December 23, 2004 and subsequently revised in May 2008 and March 2015, by the International Organization of Securities Commissions. It was developed through cooperative efforts of international securities regulatory authorities, rating agencies, issuers, investors and other market participants. MIS has publicly endorsed the IOSCO Code.

2. The **International Organization of Securities Commissions' Principles Regarding the Activities of Credit Rating Agencies ("IOSCO Principles")** is a set of broad principles developed by the international regulatory community and published on September 25, 2003. The IOSCO Principles is the document upon which the IOSCO Code is based. MIS has publicly endorsed the IOSCO Principles.

3. The **Moody's Corporation Code of Business Conduct ("MCO Code")** is the code of conduct adopted by Moody's Corporation (**"MCO"**).

4. The **Moody's Investors Service Code of Professional Conduct** ("**MIS Code**" or the "**Code**") is the code of conduct for MIS. The MIS Code governs the conduct of MIS, all MIS Employees and those MCO Employees who support the ratings process.

5. **Rating Symbols and Definitions** is a reference guide that sets out definitions of the rating symbols and rating scales used by MIS.

6. **Securities Trading Policy** is the Moody's Corporation Policy for Securities Trading.

Employee Types

1. An **Analyst** is any MIS Employee assigned to a ratings team with the title of Associate, Analyst or higher whose function is to a) assign or monitor Credit Ratings and, if applicable the related rating Outlook or rating Review, b) assist in drafting materials or developing deal specific models being considered for rating committees, or c) supervise MIS Employees included in (a) or (b) of this definition. The definition of "Analyst" excludes any MIS Employee assigned to a rating team who: (1) is not involved in the Credit Ratings process or (2) supports the Credit Rating process solely through administrative tasks, such as entering information into internal systems.

2. The **DCO** is the individual designated by MIS as a Designated Compliance Officer.

3. An **Employee** is any full-time or part-time employee of Moody's Corporation or its wholly owned subsidiaries, wherever located.

4. **Management** or **Managers** are those employees who have personnel management responsibilities.

5. The term **MIS Employee** means any full-time or part-time employee of MIS.

6. **Rating Personnel** includes Analysts as well as any other MIS Employees who have an analytical role involving the development, review or approval of procedures, methodologies or models used in providing Rating Services.

Organizational Structure

1. The **Commercial Group** is **the MIS department that** is responsible for business strategy and planning, new business origination, and business relationships with Issuers and Rated Entities.

2. The **Compliance Department** is the department that is responsible for assessing MIS's and its Employees' compliance with the policies and procedures described in this Code.
   The **Credit Strategy and Standards Group ("CSS")** comprises several functions: the Methodology Development Group ("MDG"), which includes the Rating Model Group, the Methodology Framework Group, Default & Ratings Analytics and CSS Tech; the Methodology Review Group ("MRG") which includes the Model Specifications Specialists Team; Ratings and Process Oversight Group ("RPO"); and Strategy & Research ("S&R"). Each function currently report to the MIS CCO.

3.   **MCO** refers to Moody's Corporation and its majority-owned affiliates.
4.   **MIS** refers to Moody's Investors Service, Inc. and its affiliates that issue Ratings under the "Moody's Investors Service" brand name.
5.   The **MIS Board of Directors** ("**MIS Board**") refers to the board of directors of Moody's Investors Service, Inc.

Services and Products

1.   **Ancillary Services** are those products and services that are not Credit Rating Services and which may include market forecasts, estimates of economic trends, pricing analysis or other general data analysis as well as related distribution services.
2.   A **Credit Rating** is an opinion from MIS regarding the creditworthiness of an entity, a debt or financial obligation, debt security, preferred share or other financial instrument, or of an issuer of such a debt or financial obligation, debt security, preferred share or other financial instrument, issued using an established and defined ranking system of rating categories. (See Section II below.)
3.   A **Credit Rating Action** is any one of the items below:
     i.   the assignment of a Credit Rating to a Rated Entity or obligation, including Anticipated/Subsequent Credit Ratings;
     ii.   a change in a Credit Rating (i.e., upgrade or downgrade);
     iii. placing a Credit Rating on Review, changing the direction of an existing Review or taking a Credit Rating off Review (i.e., Credit Rating Confirmation);
     iv.   the assignment or change in an Outlook associated with a Rated Entity or one or more Credit Ratings;
     v.   an Affirmation of a Credit Rating; and
     vi.   a Withdrawal of a Credit Rating.
4.   A **Credit Rating Announcement** is a written communication that may be used to announce the publication of a Credit Rating Action related to public Credit Ratings, Unpublished Monitored Loan Ratings or Unpublished Monitored Private Placement Ratings. MIS may also publish a Credit Rating Action related to public Credit Ratings on moodys.com that is not accompanied by a Credit Rating Announcement.
5.   **Credit Rating Services** are those products and services offered with respect to Credit Ratings and, if applicable the related rating Outlook or rating Review. Credit Rating Services specifically exclude all Ancillary Services or Other Permissible Services.
6.   **The Disclosure Form** is a form that contains regulatory disclosures and is published on www.moodys.com for public Credit Ratings and in the rating folder of the Electronic Platform for Unpublished Monitored Loan Ratings and Unpublished Monitored Private Placement Ratings at the time a Credit Rating Action is published.
7.   **Non-Participating Credit Ratings** are published Credit Ratings in which the Issuer has declined (expressly or through failure to respond to) MIS's offer to participate in the rating process on a going-forward basis.
8.   **Other Permissible Services** are those products and services identified in MIS's Rating Symbols and Definitions, which are not   Credit Rating Services or Ancillary Services.
9.   **Rating Services** means any or all of the following: Credit Rating Services, Ancillary Services and/or Other Permissible Services.
10. **Unsolicited Credit Ratings**
     a. **Global [except Argentina, Bolivia, the EU, Japan and Mexico]**: An Unsolicited Credit Rating is a Credit Rating which is initiated by MIS and not requested by the Rated Entity and/or its Agents.
     b. **The EU:** Unsolicited Credit Ratings are those Credit Ratings not initiated or not maintained at the request of the Rated Entity and/or its Agents.

c. **Japan (applicable to both MJKK and MSFJ):** Unsolicited Credit Ratings are those Credit Ratings not initiated at the request of the Rated Entity and/or its Agents. A solicited rating needs to meet the two elements:
    i. it has to be issued upon request from the Issuer and/or its Agents; and
    ii. the request has to remain valid at the time of providing or publishing such rating.

    The existence of the effective contract agreement is the key to distinguish between "unsolicited" and "solicited."

d. **Argentina, Bolivia and Mexico:** Unsolicited Credit Ratings are not permitted as a signed rating services contract must be in place in order to initiate a rating relationship..

Other

1. An **Agent** is any party working on behalf of a Rated Entity, or working on behalf of an agent of the Rated Entity.
2. **EU** means the European Union.
3. A **Family Member** is any of the following:
    a. an Employee's spouse or domestic partner;
    b. a person with whom an Employee cohabits (such as a shared living arrangement where the relationship is more than casual), whether or not they share financial responsibilities. This would not include typical roommate living arrangements;
    c. an Employee's minor or dependent children;
    d. any other relative sharing the same household as an Employee;
    e. any persons who do not live in the same household as an Employee but whose Trades in Securities are directed by or are subject to the Employee's influence or control (either direct or indirect) (such as parents or children living in separate households who consult with the Employee before they Trade); and
    f. any other natural or legal person, trust, entity or partnership (other than blind trusts, as defined in the Securities Trading Policy):
        i. whose managerial responsibilities are discharged by,
        ii. that is set up for the benefit of,
        iii. that is directly or indirectly controlled by, or
        iv. whose economic interests are substantially equivalent to the Employee or any Family Member.
4. **Fee Discussions** are any negotiations about fees for Rating Services and any discussions or correspondence (whether internal or external) relating to those negotiations.
5. **Form NRSRO** is the application filed by MIS with the U.S. Securities and Exchange Commission for registration as a Nationally Recognized Statistical Rating Organization (NRSRO).
6. An **Issuer** is any entity by which a Security has been issued, guaranteed, or by which the credit underlying a Security has been otherwise supported. The term "Issuer" also includes the corporate parent or majority-owned subsidiary of an Issuer.
7. **Issuer Confidential Information** is any information received by MIS from an Issuer, its affiliates or its Agents in connection with the rating process or in connection with providing Ancillary Services or Other Permissible Services in respect of which MIS has received written notice specifically indicating the proprietary and confidential nature of the information. However, the term "Issuer Confidential Information" shall not include:
    a. information that is publicly known;
    b. information available to MIS on a non-confidential basis prior to disclosure by the Issuer, its affiliates or its Agents;
    c. information that becomes available to MIS on a non-confidential basis from a third party not reasonably known by MIS to be bound by a confidentiality agreement with the Issuer or otherwise prohibited from making available such information;
    d. information developed independently by MIS;

e. information that has been aggregated or transformed in such a way that it is no longer identified as relating to any individual Issuer; or

f. information that is approved for public disclosure in writing by the Issuer, its affiliates or its Agents.

8. **Non-Public Information** is information that has not been publicly disseminated (for example, through public filing with a securities regulatory authority; issuance of a press release; disclosure of the information in a national or broadly disseminated news service; or the issuance of a proxy statement or prospectus).

9. The terms **Own, Owning and Ownership** refer to all methods by which an Employee may possess an interest in a Security or an account with a financial services institution, including direct ownership and beneficial ownership (i.e., sole or shared dispositive or voting power over a Security). For the purposes of this Code, direct ownership includes all Securities held in

trust (other than a blind trust) and all Securities held in any individual retirement account (IRA) or 401(k) other than Moody's Profit Participation Investment Plan. For the purposes of this Code, Employees are deemed to be the beneficial owner of all Securities held by their Family Members.

10. **Rated Entity(ies)** means any entity rated by MIS or any entity that issues securities rated by MIS or any entity that is seeking a Credit Rating from MIS.

11. **Restricted List** is a list of Securities by industry, geography or regulation, which an Employee and any Family Members of that Employee may not Own or Trade.

12. **Security(ies)** is any non-deposit financial instrument that is, or is derived from, any equity or fixed-income security. This includes, but is not limited to: stocks, bonds, debentures, options, equity securities, convertible securities, warrants, derivative instruments (including swaps, commodities and futures based on or linked to equity or fixed income securities), notes, collective investment schemes, fixed annuities, variable annuities, open- or closed-end mutual funds, exchange-traded funds and unit investment trusts.

13. The term **Trade** (Including Trades, Traded and/or Trading) refers to any transaction by which a person acquires or divests himself/herself from an interest or position in a Security, including but not limited to purchases, sales, repurchase agreements, short sales, spread betting (and other forms of gambling on Securities) and entering into derivative transactions, including put options, calls and equity swaps as well as liquidating such derivative positions through purchase, sale or exercise.

II. What Are Credit Ratings?

A Credit Rating is an opinion regarding the creditworthiness of an entity, a debt or financial obligation, debt security, preferred share or other financial instrument, or of an issuer of such a debt or financial obligation, debt security, preferred share or other financial instrument, issued using an established and defined ranking system of rating categories.

Credit Ratings are based on information obtained by MIS from sources believed by MIS to be accurate and reliable, including, but not limited to, Issuers and their Agents, as well as sources independent of the Issuer. MIS relies on Issuers and their Agents to provide information that is true, accurate, timely, complete and not misleading.

MIS adopts all necessary measures so that the information it uses in assigning a Credit Rating is of sufficient quality and from sources MIS considers to be reliable, including, when appropriate, independent third-party sources. However, MIS is not an auditor and cannot in every instance independently verify or validate information received in the rating process. Thus, in assigning a Credit Rating, MIS is in no way providing a guarantee with regard to the accuracy, timeliness, or completeness of factual information reflected, or contained, in the Credit Rating or any related MIS publication.

In the rating process, MIS maintains independence in its relationships with Issuers, investors, and other interested entities. MIS does not have a fiduciary relationship with the Issuer whose security is being rated (or any other party). Nor does MIS act as an advisor to the Issuers it rates. MIS may comment on the potential credit implications of proposed structural elements of a security, but MIS does not participate in the actual structuring of any security under consideration for a Credit Rating.

As a matter of policy, and in keeping with its role as an independent and objective publisher of opinions, MIS retains complete editorial control over the content of its Credit Ratings, credit opinions, commentary, and all related publications. MIS reserves the right at any time to suspend, modify, lower, raise or withdraw a Credit Rating, or place a rating on review in accordance with MIS policies and procedures. MIS editorial control includes its right to decide whether, and when, to issue a Credit Rating or publish any information or commentary, except in those rare instances where the public disclosure of a Credit Rating has been contractually limited (see Provision 3.4 below) or limited by applicable laws and regulations.

III. The Provisions

1. Quality and Integrity of the Rating Process

As described in the IOSCO Principles, MIS will endeavor to provide forward-looking opinions on the relative creditworthiness of Issuers of debt and debt instruments in order to help reduce the information asymmetry that exists between those Issuers and potential purchasers of their debt.

A. QUALITY OF THE RATING PROCESS

1.1 Since Credit Ratings are probabilistic opinions about future creditworthiness, the performance of an individual Credit Rating will not be judged on the basis of the individual outcome, but on whether the individual Credit Rating was formed pursuant to MIS's established processes. Where possible, the performance of Credit Ratings collectively will be evaluated on the basis of how they perform on a statistical basis ex post (e.g., default studies, accuracy ratios, and stability measures).

1.2 MIS will develop and maintain rigorous and systematic rating methodologies. Where possible, resulting Credit Ratings will be periodically subjected to objective validation based on historical experience. MRG will be responsible for monitoring the appropriateness and completeness of rating methodologies and procedures, and for the initial approval of significant changes to MIS's rating methodologies and procedures. The MIS Board must approve new or materially changed methodologies before their use.

1.3 In assessing an Issuer's or obligation's creditworthiness, Analysts will use MIS's published methodologies, where appropriate. Analysts will apply a given methodology in a consistent manner, as determined by MIS.

1.4 Credit Ratings will be determined by rating committees and not by any individual Analyst. Once a rating committee has determined the appropriate Credit Ratings to be assigned to a Rated Entity's debt classes (e.g., senior unsecured), or to debt issued under certain specific program documents, MIS will assign such Credit Ratings to such classes unless and until a subsequent rating committee determines otherwise.

    a. Debt issuance by a Rated Entity or under specific program documents may be routine (e.g., refinance), or may be material to the Rated Entity's creditworthiness or the program structure (e.g., a material change in the Rated Entity's leverage). It is the responsibility of the Analyst to monitor the Issuer's debt issuance and leverage and changes to program documents, and to bring material changes to the rating committee's attention. Credit Ratings that are:

    » assigned to securities that are issued over time pursuant to programs, series or categories of debt that are subject to an existing Credit Rating, or

    » based on the pass-through of a primary Rated Entity's Credit Rating,

    derive their Credit Rating exclusively from the existing Credit Rating of the program, series, category of debt or primary Issuer, as the case may be, and the rating committee for the existing Credit Rating incorporates future issuances into its analysis. Consequently, Credit Rating Actions with respect to these Credit Ratings are not subject to further analysis by a rating committee beyond the analysis conducted by the original rating committee for the existing Credit Rating.

    b. In producing a Credit Rating, MIS will consider all information known and believed to be relevant by the applicable Analyst and rating committee about an Issuer, including information received from a source other than the Issuer or underwriter that the applicable Analyst and rating committee find credible and potentially significant to a rating decision in a manner generally consistent with MIS's published methodologies. MIS will establish, maintain and enforce policies and controls to assure that the Credit Ratings it disseminates are based on a thorough analysis of all such information. In formulating Credit Ratings, MIS will employ Analysts who, individually or collectively (for rating committees), have appropriate knowledge and experience in developing a rating opinion for the type of Issuer or credit being analyzed.

1.5 MIS will comply with its record retention policies and applicable laws when maintaining records used to support its Credit Rating processes. MIS will establish, maintain and enforce policies and controls so that its Employees comply with MIS's record retention policies and with applicable laws governing retention and disposition of records. MIS Employees will familiarize themselves with MIS's record retention policies, and periodically certify their compliance with such policies.

1.6 MIS and its Analysts will establish, maintain and enforce policies and controls to avoid issuing any Credit Ratings that contain misrepresentations or are otherwise misleading as to the general creditworthiness of an Issuer or obligation.

1.7 MIS will invest resources sufficient to carry out high-quality credit assessments of Issuers or obligations. When deciding whether to rate or continue rating an obligation or Issuer, MIS will assess whether it is able to devote sufficient personnel with appropriate skills to make a proper rating assessment, and whether its personnel likely will have access to sufficient information needed in order to make such an assessment. In its Credit Rating Announcements for Credit Ratings that present limited historical data, MIS will make such limitation clear in a prominent place. MIS adopts all necessary measures so that the information it uses in assigning a Rating is of sufficient quality and from sources MIS considers to be reliable including, when appropriate, independent third-party sources.   In cases involving new types of financial products, MIS will refrain from providing a Credit Rating unless it believes that it has sufficient information and the appropriate analytical skills to do so. MIS will require the relevant functions within CSS to:

  1.7.1 review the feasibility of providing a Credit Rating for a type of structure that is materially different from the structures MIS has rated;

  1.7.2 at least once every twelve months, MRG will review the methodologies (including the credit rating models, credit rating scorecards and key ratings assumptions contained within the methodologies) and significant changes to the methodologies (including the credit rating models, credit rating scorecards and key ratings assumptions contained within the methodologies) MIS uses; and

  1.7.3 assess whether existing methodologies and models for determining Credit Ratings of structured products are appropriate when MIS determines that the risk characteristics of the assets underlying a structured product have materially changed.

1.8 MIS will organize its rating committees to promote continuity and avoid bias in the rating process.

B. MONITORING AND UPDATING

1.9 MIS will allocate adequate personnel and financial resources to monitoring and updating its Credit Ratings on a timely basis. Once a Credit Rating is published, and unless it is withdrawn, MIS will:

  a. at least once in any twelve month period,[4] review the creditworthiness of the Issuer or other relevant entity or obligation;

  b. initiate a review of the status of the Credit Rating upon becoming aware of any information that might reasonably be expected to result in a Credit Rating Action, including withdrawing a Credit Rating consistent with the applicable methodologies; and

  c. update on a timely basis the Credit Rating, as appropriate, based on the results of any such review referred to in a. or b. above. In addition, upon adoption of a new or revised rating methodology, MIS will review the impact of the new or revised methodology to outstanding Credit Ratings and take any necessary Credit Rating Action, within a reasonable period of time.

Where practicable, MIS will leverage available information and expertise in the monitoring process. MIS will apply changes in relevant key rating assumptions both to current and newly assigned Credit Ratings.

1.10 Where MIS uses separate analytical teams for assigning initial Credit Ratings and for monitoring such Credit Ratings, each team will have the requisite level of experience and resources to perform its respective functions in a timely manner. MIS will also evaluate internal processes and market trends in order to maintain operational flexibility to allocate resources needed to monitor existing Credit Ratings and conduct reviews on a timely basis.

1.11 MIS will establish, maintain and enforce policies and controls relating to the publication of Credit Rating Announcements that announce Credit Rating Actions, including the withdrawal of a public Credit Rating on an Issuer or obligation (except for routine debt maturities, calls, or redemptions).

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4   The frequency of review may be shorter in certain jurisdictions.

1.12 MIS Employees will comply with all applicable laws and regulations governing their activities in the jurisdictions in which they operate. For greater certainty, to the extent that a provision in the MIS Code is inconsistent with applicable laws and regulations in a jurisdiction in which MIS operates, then that provision in the MIS Code will not apply in that jurisdiction to the extent of the inconsistency.

1.13 MIS and its Employees will deal fairly and honestly with Issuers, Rated Entities, investors, other market participants, and the public.

1.14 MIS will hold its Employees to high standards of integrity. MIS will not knowingly employ any individuals with demonstrably compromised integrity, subject to applicable law.

1.15 MIS and its Employees will not, either implicitly or explicitly, give any assurance or guarantee of a particular Credit Rating prior to a rating committee. This does not preclude MIS from developing preliminary feedback in connection with its ratings analysis.

In addition, MIS and its Employees will not make a promise or threat about potential Credit Rating Actions to influence

Rated Entities, investors, or other market participants to pay for Credit Ratings or other services.

1.16 MIS will not:

   a. provide rating advisory services;

   b. act as a broker or dealer engaged in the business of underwriting securities or money market instruments; or

   c. have a financial or controlling interest in an entity rated by MIS or any of its "Credit Rating Affiliates" identified in Item 3 of MIS's Annual Certification of Form NRSRO available on MIS's public website(s).

1.17 MIS Employees are prohibited from making proposals or recommendations to an obligor or Issuer, underwriter or sponsor of an obligation about the corporate or legal structure, assets, liabilities or activities of an obligor or Issuer. Consistent with this prohibition, in assessing credit risk, MIS Employees may properly hold a series of discussions with an Issuer, Rated Entity, or its Agents in order to:

   1. understand and incorporate into their analysis the particular facts and features and any modification thereof, as proposed by the Issuer, Rated Entity, or its Agents; and

   2. explain to the Issuer, Rated Entity or its Agents the Credit Rating implications of MIS's methodologies as applied to the Issuer or obligation.

1.18 While Employees are not expected to be experts in the law, they are expected (and in some cases required by applicable laws and regulations) to report activities of which they are aware that a reasonable person would question as a potential violation of applicable laws and regulations or this Code. All MIS Employees outside the EU are obligated to report these issues promptly to the Compliance Department or through Moody's Integrity Hotline. Employees in the EU are encouraged to report such violations. MIS Employees within the EU are required to report all suspected legal violations to the Compliance Department. In accordance with the MCO Code, Employees also may report such matters on a confidential basis by calling the Moody's Integrity Hotline. The Compliance Department will take appropriate action, as determined by the applicable laws and regulations of the jurisdiction and the policies and procedures established by MIS.

1.19 Management prohibits retaliation by any Employee or by MIS itself against any Employee who, in good faith, reports a possible violation of the law, regulation or this Code.

2. Independence and Avoidance and/or Management of Conflicts of Interest

2.1 MIS will not forbear or refrain from taking a Credit Rating Action, or from initiating or concluding a review of a Credit Rating, based on the potential effect (economic, political, or otherwise) of the action on MIS, an Issuer, Rated Entity, investor or other market participant.

2.2   MIS and its Employees will use care and professional judgment to maintain both the substance and appearance of independence and objectivity.

2.3   The determination of a Credit Rating will be influenced only by factors relevant to the credit assessment.

2.4   The Credit Rating MIS assigns to an Issuer or obligation will not be affected by the existence of, or potential for, a business relationship between MIS (or MCO) and the Issuer (or its affiliates), or any other party, or the non-existence of any such relationship.

2.5   MIS will separate, operationally and legally, and if practicable, physically, its Credit Rating Services and Analysts from any other business that may present a conflict of interest. MIS will disclose on its public website(s) any Ancillary Services and Other Permissible Services it offers. If MIS intends to offer new Other Permissible Services or Ancillary Services, MIS will first consult with the Compliance or Legal Department. MIS will establish, maintain and enforce policies and controls designed to minimize the likelihood that conflicts of interest with MIS's Credit Rating Services will arise, or to appropriately manage those conflicts that may arise, in connection with MIS's provision of Ancillary Services and/or Other Permissible Services.

B. PROCEDURES AND POLICIES

2.6   MIS will establish, maintain and enforce policies and controls to identify and eliminate, or manage and disclose, as appropriate, actual or potential conflicts of interest that may influence the determination of Credit Ratings, or the approval of new or revised Credit Rating.

As more fully described and disclosed in its Annual Certification to Form NRSRO (which is available on MIS's public website), MIS has established policies to address and manage the following conflicts, among others:

a. MIS is paid by Issuers or underwriters to determine Credit Ratings with respect to securities, obligations or money market instruments they issue or underwrite;

b. MIS is paid by obligors to determine Credit Ratings of those obligors;

c. MIS is paid by investors to determine Credit Ratings with respect to securities, obligations or money market instruments;

d. in addition to Credit Ratings, MIS provides other services, including but not limited to Rating Assessment Services, to Issuers or obligors that may be subject to a Credit Rating by MIS. MIS is paid for these other services by the requesting Issuer or obligor; and

e. MIS may issue Credit Ratings covering, and/or requested by, entities that may have significant financial interest (i.e., 5% or more of outstanding shares) in MCO, MIS's parent company.

2.7   MIS's disclosures of known actual and potential conflicts of interest will be complete, timely, clear, concise, specific, and prominently displayed. Such disclosures will be made on MIS's public website(s).

2.8   MIS will disclose the general nature of its compensation arrangements with Rated Entities.

a. MIS does not provide consulting services. MIS does not receive from Rated Entities compensation unrelated to its Rating Services. If MIS were to receive from a Rated Entity compensation unrelated to its Rating Services, MIS would disclose the proportion such fees constitute against the fees MIS receives from the Rated Entity for Rating Services.

b. MIS will disclose if it receives 10 percent or more of its annual net billings from a single Issuer, originator, arranger or subscriber (including any affiliates of the Issuer, originator, arranger, or subscriber).

2.9   MIS will not engage in any securities (including derivatives) trading that presents actual or potential conflicts of interest with MIS's rating-related activities.

2.10   In instances where Rated Entities or obligors (e.g., sovereign nations or states) have, or are simultaneously pursuing, oversight functions related to MIS, the Rating Personnel who participate in the determination of Credit Ratings or approval of rating methodologies that apply to such Rated Entities or obligors will be separate from the Employees responsible for interacting with the officials of those Rated Entities or the obligor (e.g., government regulators) regarding supervisory matters.

C. ANALYST AND EMPLOYEE INDEPENDENCE

2.11 Reporting lines for Employees and their compensation arrangements will be organized to eliminate or effectively manage actual and potential conflicts of interest.

    a. Analysts will not be compensated or evaluated on the basis of the amount of revenue that MIS derives from Rated Entities:

        i. that the Analyst rates; or

        ii. with which the Analyst regularly interacts; or

        iii. over which the Analyst has approval or oversight responsibility.

    b. MIS will conduct formal and periodic reviews of compensation policies and practices for its Employees who participate in, or who might otherwise have an effect on, the Credit Rating process to determine that these policies and practices do not compromise the objectivity of the Credit Rating process or Employees.

2.12 MIS has implemented a separation of its rating and commercial activities. Rating Personnel will not participate in Fee Discussions. or sales and marketing activities, or be influenced by sales and marketing considerations.

Employees in the MIS Commercial Group will not participate in the determination or monitoring of Credit Ratings or in the development or approval of models or methodologies used in providing Rating Services.

2.13 As described in more detail in various policies, Employees will not approve, participate in or otherwise influence the determination of the Credit Rating of any particular Issuer, Rated Entity or obligation if the Employee:

    a. owns Securities (including derivatives of Securities) issued, guaranteed or otherwise supported by the Rated Entity, its affiliates or any of the identified third parties;

    b. has a Family Member who owns Securities (including derivatives of Securities) issued, guaranteed or otherwise supported by the Rated Entity, its affiliates or any of the identified third parties;

    c. has had a recent employment or other significant business relationship with the Rated Entity, its affiliates or any of the identified third parties, that either constitutes a conflict of interest or creates the impression of a conflict of interest that MIS deems to be unacceptable;

    d. has an immediate relation (i.e., a spouse, partner, parent, child, or sibling) who works for the Rated Entity, its affiliates or any of the identified third parties, in circumstances where this employment relationship either constitutes a conflict of interest or creates the impression of a conflict of interest that MIS deems to be unacceptable;

    e. has, or had, any other relationship with the Rated Entity, its affiliates or any of the identified third parties, or any related entity thereof that either constitutes a conflict of interest or creates the impression of a conflict of interest that MIS deems to be unacceptable;

    f. has, or had initiated, or participated in Fee Discussions with the Rated Entity, its affiliates or any of the identified third parties, (excluding accidental receipt of fee information with participation from the MIS Employee and clearance in accordance with the Procedure for Fee Discussion); or

    g. has received gifts or entertainment or cash from the Rated Entity, its affiliates or any of the identified third parties, that either constitutes a conflict of interest or creates the impression of a conflict of interest that MIS deems unacceptable in accordance with the Policy for Solicitation or Acceptance of Money, Gifts, Favors or Entertainment.

2.14 In accordance with the Securities Trading Policy, Employees who are involved in the rating process and their Family Members are prohibited from buying, selling or engaging in any transaction in any Security (including a derivative of any Security) issued, guaranteed, or otherwise supported by any Issuer or entity within such Employee's Restricted List(s).

2.15 In accordance with the Policy for Solicitation or Acceptance of Money, Gifts, Favors or Entertainment, MIS maintains prohibitions on soliciting or accepting money, gifts, favors, services or entertainment from any Rated Entity or any sponsor of any Rated Entity or its Agents. All Rating Personnel are required to obey these prohibitions. In addition, all MIS Employees must comply with the gift provisions in the MCO Code.

2.16 Any Analyst or Manager who becomes involved in any personal relationship that may create an actual or potential conflict of interest (including, for example, any personal relationship with an employee of a Rated Entity or Agent of such entity within his or her area of analytic responsibility), will be required, subject to applicable law, to disclose such relationship to his or her Manager or a member of the Compliance Department. Based on the assessment of this information, MIS will take appropriate steps to mitigate an actual or potential conflict.

2.17 Where an Analyst or any other MIS Employee who participates in determining or monitoring Credit Ratings leaves the employ of MIS and becomes an employee of a Rated Entity, underwriter, or sponsor of obligations the Analyst or other Employee was involved in rating or of a financial firm with which he or she had dealings as part of his or her duties at MIS, MIS will conduct a look-back review of such Analyst's or Employee's work in accordance with applicable laws and regulations. Where required by laws and regulations, MIS will report to the regulatory authorities those instances where MIS becomes aware within the time period specified by the relevant regulatory authority, that a former MIS Employee has obtained employment with such an entity after his or her employment with MIS.

3. Responsibilities to the Investing Public and Issuers

A. TRANSPARENCY AND TIMELINESS OF RATINGS DISCLOSURE

3.1 MIS will disclose as soon as practicable its public Credit Rating Actions regarding the Issuers, debt and debt-like obligations it rates.

3.2 MIS will make its public Credit Ratings and public Credit Rating Announcements available to the public on a non-selective basis without cost, and provide transparency on how the relevant entity or obligation is rated. Such public Credit Ratings and public Credit Rating Announcements will be posted on Moody's public website(s).

   a. MIS may also publish on its public website(s) a Credit Rating Action related to a public Credit Rating that is not accompanied by a Credit Rating Announcement.

3.3 MIS will encourage structured finance Issuers and originators of structured finance products to publicly disclose all relevant information regarding these products.

3.4 Upon the request of a Rated Entity and at MIS's sole discretion, MIS may agree to keep a Credit Rating confidential. However, if an Issuer or obligation— including a tranche of a structured finance security — already carries a public Credit Rating from MIS, all subsequent decisions to change or discontinue such Credit Rating will be made available to the public on a non-selective basis without cost.

3.5 MIS will publicly disclose its policies for distributing and withdrawing Credit Ratings and will keep such policies current.

3.6 For each Credit Rating Action, MIS will disclose in the Credit Rating Announcement and/or Disclosure Form certain information consistent with the law in the jurisdiction in which an MIS credit rating affiliate issuing a rating operates, including but not limited to:

   a. a reference to the date of the last associated Credit Rating Announcement, if any (sometimes via referral to an alternative source);

   b. a summary of the key elements of the rationale underlying the Credit Rating;

   c. a summary of the key rating assumptions/factors and sensitivity analysis of the relevant key rating assumptions/factors;

   d. language to indicate which substantially material sources of information were used to prepare the Credit Rating;

   e. a description of the attributes and limitations of the Credit Rating so as to indicate whether MIS considers satisfactory the quality of information available on the Rated Entity and/or debt; and

   f. a reference to the principal methodology (ies) and model(s) used to determine the Credit Rating. MIS will explain if a Credit Rating is based on more than one principal methodology and if a review of only one methodology might cause financial market professionals to overlook other important aspects of the Credit Rating. In the Credit Rating

Announcement, MIS will indicate where methodologies and other important aspects factored into Credit Ratings can be found. The Credit Rating Announcement may refer to published documents on MIS's public website(s) where applicable.

3.7 MIS will publicly disclose sufficient information about its rating committee process, procedures, methodologies, and any assumptions about the published financial statements that deviate materially from information contained in the Issuer's published financial statements so that investors and other users of Credit Ratings can understand how a Credit Rating was determined. The rating symbols and rating scales used by MIS are publicly disclosed in its Rating Symbols and Definitions handbook available on MIS's public website(s).

   a. MIS will publish sufficient information about its loss expectations and cash flow analysis relating to a structured finance Credit Rating so that a financial market professional can understand the basis for the Credit Rating. Where practical, MIS will disclose the degree to which it analyzes how sensitive a structured finance Credit Rating is to changes in MIS's underlying Credit Rating assumptions.

   b. MIS will insert "(sf)" into all of its new and existing Credit Ratings of structured finance instruments. The insertion of "(sf)" will appear following the Credit Rating in all of MIS's Credit Rating Announcements and research reports (e.g., "Aa3(sf)") when referring to a specific Credit Rating.

   c. MIS will clearly indicate the attributes and limitations of Credit Ratings, the risk of unduly relying on them to make investment or other financial decisions and generally the extent to which MIS verifies the information provided to it by the Issuer or originator of a rated security. This information should assist investors and other users of Credit Ratings in developing a greater understanding of what a Credit Rating is. MIS is subject to regulations in various markets globally and such regulations do not state or imply that the regulatory authorities endorse MIS Credit Ratings nor may MIS use its registration status to advertise the quality of its Credit Ratings.

3.8 Where required by applicable law or regulation or otherwise feasible and appropriate, prior to issuing or revising a Credit Rating, MIS will inform the Rated Entity of the critical information and principal considerations upon which the Credit Rating is based and afford the Rated Entity an opportunity to submit additional factual information not previously available to MIS or to clarify any likely factual misperceptions or other matters it considers relevant in order to produce a well-informed Credit Rating. MIS will duly evaluate the Rated Entity's response. Where in particular circumstances MIS has not informed the Rated Entity prior to issuing or revising a Credit Rating, MIS will inform the Rated Entity as soon as practicable thereafter and, generally, will explain the reason for the delay.

3.9 Where not precluded by specific circumstances, MIS will allow the Issuer a brief period of time, which may vary depending on the circumstances and jurisdictional requirements, to notify MIS of the Issuer's desire to appeal the Credit Rating decision. Appeals may be granted where MIS is provided new or additional information that was not available to or considered by the rating committee.

3.10 In order to promote transparency and to enable the market to best judge the aggregate performance of Credit Ratings on debt instruments, where possible, MIS will publish sufficient information about its historical default rates by rating category, the transitions between rating categories, and periodic performance metrics so that financial market professionals can understand the historical performance of securities assigned to different rating categories. Where feasible, this information will include verifiable, quantifiable historical information about the performance of its rating opinions, organized and structured and, where possible, standardized in such a way to assist financial professionals in drawing performance comparisons between credit rating agencies. Upon request, MIS will provide Credit Ratings data to regulatory authorities to allow those authorities to conduct their own evaluation of Credit Ratings performance.

3.11 In order to promote transparency regarding the nature of MIS's interactions with Rated Entities, and in accordance with the MIS Policy for Designating Non-Participating Rated Entities, MIS will publicly designate and disclose the names of Rated Entities that decline to participate in the rating process.

3.12 As a publisher of opinions about credit, MIS reserves the right at any time to issue Unsolicited Credit Ratings if MIS

believes: (i) the Unsolicited Credit Rating would provide an informational benefit to market participants; or (ii) the amount of the total debt or debt-like obligations issued is significant; or (iii) the type of security or Rated Entity is new to the market; or (iv) the Credit Rating is analytically relevant for other analysis that MIS provides to the market; and (v) it has sufficient information to support adequate analysis and, if applicable, ongoing monitoring. In accordance with MIS's policies and procedures on designating Unsolicited Credit Ratings, when a Credit Rating is unsolicited, MIS will not seek or accept remuneration for the relevant Credit Rating from the Issuer or its Agents for at least one year after the publication of such Credit Rating. MIS's policies on Unsolicited Credit Ratings can be accessed on MIS's public website.

3.13 MIS will publicly disclose via press release and posting on MIS's public website(s) any material modifications to its rating methodologies and related significant practices, procedures, and processes. Where feasible and appropriate or otherwise required by local law, disclosure of such material modifications will be made subject to a "request for comment" from market participants prior to their implementation. MIS will carefully consider the various uses of Credit Ratings before modifying its rating methodologies, practices, procedures, and processes.

3.14 As a publisher of credit research related to its Credit Ratings, MIS will seek to provide clear, accurate, transparent, and high quality research about Rated Entities and Issuers. Research sales will be separated from the research and rating process in ways that help protect the latter activities from improper conflicts of interest. As provided elsewhere in this section, Issuer Confidential Information and Non-Public Information about MIS's future Credit Rating Actions may not be selectively disclosed to research subscribers or others.

B. TREATMENT OF ISSUER CONFIDENTIAL INFORMATION AND NON-PUBLIC INFORMATION

3.15 MIS will:

3.15.1 Establish, maintain and enforce policies and controls to:

   a. Preserve the confidentiality of Issuer Confidential Information;

   b. Prevent disclosure of Non-Public Information related to Credit Ratings, including pending Credit Rating Actions; and

   c. Prevent violations of applicable laws and regulations governing the treatment and use of Issuer Confidential Information and/or material Non-Public Information.

3.15.2 Refrain from publicly disclosing Issuer Confidential Information in Credit Rating Announcements, or through research, conferences, or conversations with investors, other issuers, or any other persons unless MIS has received permission from the Issuer, its affiliates or its Agents.

3.15.3 Notwithstanding the foregoing, MIS shall not be restricted from:

   a. publishing any Credit Rating or other opinion regarding a particular security or transaction which incorporates Issuer Confidential Information as long as: (i) the Issuer Confidential Information is not specifically disclosed and (ii) the disclosure is made publicly so that the opinion is available to investors generally;

   b. using third party contractors or Agents bound by appropriate confidentiality obligations to assist in any aspect of the ratings process or related business activities;

   c. disclosing information as required by any applicable law, rule, or regulation, or at the request of any governmental agency or authority; or

   d. disclosing information to third parties with an independent legal right to receive it.

3.16 MIS and its Employees will use Issuer Confidential Information only for purposes related to its Rating Services and will maintain and enforce policies and controls to this effect.

3.17 MIS will maintain and enforce policies and controls that require its Employees to take all reasonable measures to protect all property and records belonging to or in possession of MIS from fraud, theft, and misuse.

3.18 In accordance with the MCO Code and the Securities Trading Policy, Employees and their Family Members will be prohibited from engaging in transactions in Securities (including derivatives) when the Employee possesses Non-Public Information related to the Issuer of such Securities, or information relating to pending Credit Rating Actions affecting either the Securities or the Issuer of such Securities.

3.19 Employees will familiarize themselves with the Securities Trading Policy, and periodically certify their compliance as required by such policy.

3.20 Employees will not disclose Non-Public Information regarding pending Credit Ratings, except to the relevant Issuer or its Agents, or as required by applicable law or regulation.

3.21 MIS Employees will not share Issuer Confidential Information or Non-Public Information within MIS except as necessary in connection with its business. MIS Employees will not share Issuer Confidential Information with employees of any affiliated entities except to the extent such employees are acting as Agents or contractors of MIS with respect to Rating Services, and require such information in order to carry out those duties, and are bound by appropriate confidentiality obligations.

3.22 Employees will not use or share Issuer Confidential Information for any purpose except as otherwise provided in this Code.

3.23 Except as required under any applicable law, rule, regulation, or at the proper request of any governmental agency or authority, Non-Public Information relating to a Credit Rating, including MIS's internal deliberations and the identities of persons who participated in a rating committee, will be kept strictly confidential and will not be disclosed to persons outside of MIS except on a "need- to-know" basis and where such persons are bound by appropriate confidentiality provisions.

C. REFERRING TIPS TO LAW ENFORCEMENT OR REGULATORY AUTHORITIES

3.24 MIS may be required to refer to appropriate law enforcement or regulatory authorities any information that MIS has received from a third party and finds credible that alleges that an Issuer of securities rated by MIS has committed or is committing a violation of law that has not been adjudicated by the relevant court. MIS is not required to verify the accuracy of the information alleging the material violation of law.

4. Governance, Risk Management and Training

4.1 Business management is responsible for the implementation and the enforcement of the MIS Code. The MIS Board oversees these responsibilities.

4.2 MCO has established an Enterprise Risk Management Group charged with identifying principal risks across MCO, including within MIS's businesses.

4.3 MIS will adopt and maintain an appropriate continuing education program for Analysts and will establish, maintain and enforce appropriate policies and controls to verify that Analysts undergo required training. Within this continuing education program, Analysts will receive training on content updates as they emerge and will be required to demonstrate their understanding of this content via periodic testing. MIS will designate one or more appropriate Employees to implement and oversee the continuing education program, The Compliance Department will be responsible for periodic training in connection with the MCO Code and the MIS Code, as well as other relevant Compliance policies, including those relating to securities trading and protection of confidential information and/or Non-Public Information. The Compliance Department also will establish controls to verify completion of such training.

5. Enforcement and Disclosure of the MIS Code and Communication with Market Participants

5.1 The provisions of this Code are derived primarily from the IOSCO Principles and the IOSCO Code. However, MIS has made certain modifications to more closely align this Code with MIS's business model and practices, as well as the laws adopted by various regulators globally. Such modifications will be specifically identified and explained in a report outlining compliance with the MIS Code and explaining any material deviations that may exist between the MIS Code and the IOSCO Code.

5.2 With respect to the subjective standards that are incorporated in this Code, MIS will use its good faith efforts in implementing such standards.

5.3 MIS will publish in a prominent position on its public website(s) links to (1) the MIS Code; (2) a general description of the methodologies MIS uses in assigning Credit Ratings; (3) information about MIS's historic Credit Rating(s) performance; and (4) any other such disclosures required under this Code.

5.4 The Compliance Department will be responsible for assessing adherence to the various procedural provisions of this Code. The reporting line of the Compliance Department will be independent of MIS's Credit Rating activities. Neither MIS's DCOs, nor any other Employee within the Compliance Department, may: (1) perform Credit Ratings; (2) participate in the development of ratings methodologies or models; (3) perform sales and marketing functions; or (4) participate in establishing compensation levels, other than for Compliance Department employees. In addition, all Employees in the Compliance Department will be required to certify to the MIS Code and its requirements upon commencement of their employment by MIS and annually thereafter. The DCOs are responsible for implementation and enforcement of these requirements within the Compliance Department. An Employee who becomes aware of a breach of this Code will be required to report such breach to the Compliance Department.

5.4.1 Compensation of the DCOs will not be linked to MIS's financial performance and will be arranged so as to promote and not impair the independence of the DCOs and the Compliance Department.

5.4.2 On an annual basis the Compliance Department will review MIS's compliance during the prior calendar year with MIS's policies and procedures that relate to ratings-related activities, including any material changes to the MIS Code, the MCO Code and MIS's conflict of interest policies, and prepare a confidential, annual compliance report. Where required by law such annual compliance report also will address MIS's compliance with relevant securities laws.

5.5 The MIS Board of Directors oversees MIS's policies and procedures that relate to ratings-related activities and conflicts of interest, its internal control systems for such policies and procedures, and its compensation and promotion policies and practices,

5.6 MIS will establish, maintain and enforce policies and controls for receiving, reviewing, retaining, and handling complaints, including those that are provided on a confidential basis, as set forth in the Policy for the Receipt, Review and Retention of External Complaints. The Compliance Department will conduct a review of all relevant complaints in accordance with its policies and procedures and will make a determination whether any further escalation is necessary.

Appendices

MIS Employees are required to adhere to the Global MIS Code and those country specific requirements set forth in the following appendices, as appropriate. The information contained in each appendix is applicable only to the specified country in the relevant appendix.

In some cases the provisions listed in these appendices supersede those in the MIS Code while in other cases they augment what is in the MIS Code. As a result, Employees may need to cross reference the MIS Code in order to apply the country-specific provisions contained in these appendices.

All references to MIS in the MIS Code are references to all MIS entities except where otherwise noted. Situations where local laws or regulations take precedence over the provisions of the Code are noted in the applicable appendix to this document, In the event of a conflict between the Code and the relevant appendix, the latter shall prevail.

Appendix A – MIS Canada

Moody's Canada Inc. ("MIS Canada") is a Designated Rating Organization ("DRO") under National Instrument 25-101 ("NI 25-101"). The MIS Code along with this "Appendix A -- MIS Canada" ("Appendix A") have been adopted to satisfy the requirements of NI 25-101 for MIS Canada and govern the conduct of MIS Canada and all MIS Canada Employees in performing Credit Rating activities.

The provisions of the MIS Code and this Appendix A describing MIS Canada's conduct, including without limitation conduct to assure specified outcomes, should be interpreted as expressing MIS Canada's intention to establish, maintain and enforce policies and controls reasonably designed to achieve the objectives set out in the relevant provision.

III. The Provisions

1. Quality and Integrity of the Rating Process

A. QUALITY OF THE RATING PROCESS

1.7

    a. MIS will require the applicable function within CSS to comply with provisions 1.7.1 through 1.7.3 and to report regularly to the MIS Board of Directors regarding the reviews or assessments referred to in provisions 1.7.1 through 1.7.3.

1.8   MIS Canada will organize its rating committees to assure continuity and regularity and avoid, or manage effectively, conflicts of interest in the performance of credit rating activities.

B. MONITORING AND UPDATING

1.9

    d. If there is a major change in a Credit Rating methodology, model or key rating assumption, MIS Canada will identify the Credit Ratings likely to be affected by the change and, at the same time as or as soon as possible after announcing the change, disclose a description of Credit Ratings likely to be affected. MIS Canada will place the Credit Ratings likely to be affected by the change on review, complete such review within six months of the announcement of the change in methodology, model or key rating assumption and update on a timely basis the Credit Rating, as appropriate, based on the results of such review.

D. GOVERNANCE AND INTERNAL CONTROLS

1.20   The MIS Board of Directors will be responsible for the functions that a board of directors of a designated rating organization is required to perform pursuant to applicable laws and regulations in Canada. The MIS Board of Directors will monitor the following:

    a. the development of credit rating policy and methodologies used by MIS Canada in its Credit Rating activities;

    b. the effectiveness of MIS Canada's internal control system in relation to Credit Rating activities;

    c. the effectiveness of measures and procedures reasonably designed to assure that any conflicts of interest are identified and either eliminated or managed and disclosed, as appropriate; and

    d. MIS Canada's compliance and governance processes, including the performance of MRG.

1.21   MIS Canada will not issue a Credit Rating unless a majority of the MIS Board of Directors, including its independent directors, have what a reasonable person would consider to be sufficient expertise in financial services to fully understand and properly oversee MIS Canada's business activities. At least one independent member and one other board member of the MIS Board of Directors will have what a reasonable person would consider to be in-depth knowledge and experience at a senior level regarding the markets in structured finance instruments.

1.22   MIS Canada will not issue a Credit Rating if a member of the MIS Board of Directors participated in any determination involving a specific Credit Rating in which the member has a financial interest in the outcome of the Credit Rating.

1.23   MIS will not compensate an independent member of the MIS Board of Directors in a manner or in an amount that would cause a reasonable person to conclude that the compensation is linked to the business performance of MIS Canada or its affiliates. MIS will only compensate directors in a manner that preserves the directors' independence.

1.24   MIS Canada will design reasonable administrative and accounting procedures, internal control mechanisms, procedures for risk assessment and control and safeguard arrangements for its information processing systems. MIS Canada will implement and maintain decision-making procedures and organizational structures that clearly and in a documented manner specify reporting lines and allocate functions and responsibilities.

1.25 MIS Canada will monitor and evaluate the adequacy and effectiveness of its administrative and accounting procedures, internal control mechanisms, procedures for risk assessment and control and safeguard arrangements for its information processing systems and take any measures that it determines may be necessary to address any deficiencies it identifies.

1.26 MIS Canada will not outsource activities to entities outside of MCO and its related entities if MIS Canada reasonably believes that doing so would impair materially the effectiveness of its internal controls or the ability of the securities regulatory authorities with jurisdiction over MIS Canada to conduct compliance reviews of MIS Canada's compliance with securities legislation or the MIS Code. MIS Canada will not outsource the functions or duties of the DCO to an entity outside of MCO and its related entities.

2. Independence and Avoidance and/or Management of Conflicts of Interest

A. GENERAL

2.4

   a. MIS Canada will not rate an Issuer that is linked to MIS Canada by control.

2.5

   a. MIS Canada will disclose on MIS's public website(s) whether it has provided any Ancillary Services or Other Permissible Services (other than confidential assessment services) to a Rated Entity within two years preceding the Credit Rating Action relating to that Rated Entity.

B. PROCEDURES AND POLICIES

2.8

   b. If MIS receives 10 percent or more of its annual net billings from a single Issuer, originator, arranger or subscriber (including any affiliates of the Issuer, originator, arranger, or subscriber), MIS Canada will disclose this fact and the identity of the particular Issuer, originator, arranger or subscriber.

C. ANALYST AND EMPLOYEE INDEPENDENCE

2.18 MIS Canada will prohibit an Analyst from participating in determining a Credit Rating for a particular Rated Entity or obligation where the Analyst is an officer or director of that Rated Entity or Related Third Party of the Rated Entity. MIS Canada will disclose in a timely manner if a Credit Rating may have been affected by such a conflict.

3. Responsibilities to the Investing Public and Issuers

A. TRANSPARENCY AND TIMELINESS OF RATINGS DISCLOSURE

3.7

   d. MIS Canada will disclose on an ongoing basis information concerning all structured finance instruments submitted to it for its initial review.

   e. MIS Canada will state the level of assessment it has performed concerning the due diligence processes carried out at the level of the underlying financial instruments or other assets of the structured finance instrument. MIS Canada also will disclose whether it has undertaken any assessment of such due diligence processes or whether it has relied on a third-party assessment and how the outcome of such assessment impacts the Credit Rating.

   f. MIS Canada will disclose in its Credit Rating Announcements whether the Credit Rating has been disclosed to the Issuer or its Related Third Party and amended following that disclosure before being issued.

5. Enforcement and Disclosure of the MIS Canada Code and Communication with Market Participants

5.7 MIS Canada will not waive any provisions of the MIS Code and Appendix A, unless the Compliance Department grants a written waiver in particular circumstances. If the provision or provisions in the MIS Code and this Appendix A for which a waiver is sought apply to an individual, the individual must request the waiver in writing, including the relevant facts supporting the request, and obtain approval from the individual's Manager and the DCO for Canada. If the request for a waiver is urgent and it is not feasible for the relevant individual to request the waiver on a timely basis, then the individual's Manager may request the waiver. If the provision or provisions in the MIS Code and this Appendix A for which a waiver is sought apply to MIS Canada, then an officer of MIS Canada must request the waiver in writing, including the relevant facts supporting the request, and obtain approval from the DCO for Canada. If the request for a waiver is urgent and it is not feasible for the DCO for Canada to grant the waiver on a timely basis, then the DCO for Canada's Manager, the DCO for Europe, the Middle East and Africa, the DCO for Asia-Pacific, or MCO's general counsel may grant the waiver.

Appendix B – MIS Hong Kong

Moody's Investors Service Hong Kong Limited ("MISHK") is licensed with Hong Kong's Securities and Futures Commission (the "SFC"), under the Securities and Futures Ordinance (Cap. 571 of the laws of Hong Kong) to provide Credit Rating Services. The Code along with this "Appendix B -- MIS Hong Kong" ("Appendix B") have been adopted to satisfy paragraph 68 of the SFC's Code of Conduct for Persons Providing Credit Rating. The MIS Code and Appendix B govern the conduct of MISHK, its Directors, all MISHK Employees, and all Licensed Persons in connection with Providing Credit Rating Services on behalf of MISHK.

I. Defined Terms

Defined terms used in this Appendix B shall have the meaning ascribed to them in the MIS Code unless otherwise defined or the context requires otherwise.

For the purposes of this Appendix B, the terms below are defined as follows:

1. **Contingent Fees** are fees calculated on a predetermined basis relating to the outcome of a transaction or the result of the services performed by MISHK. A fee is not regarded as being contingent if established by a court or other public authority.

2. A **Director** is any individual who is appointed to MISHK's board of directors.

3. **Licensed Representative** is an individual who is granted a license under section 120(1) or section 121(1) of the SFO to Provide Credit Rating Services for MISHK to which he/she accredited.

4. **Responsible Officer** ("**RO**") refers to a Licensed Representative approved as a responsible officer under section 126 of the SFO to supervise MISHK's Provision of Credit Rating Services.

5. **Licensed Persons** means Licensed Representatives and RO.

6. **Providing Credit Rating Services** means:

    a. preparing Credit Ratings for dissemination to the public, whether in Hong Kong or elsewhere, or with a reasonable expectation that they will be so disseminated; or

    b. preparing Credit Ratings for distribution by subscription, whether in Hong Kong or elsewhere, or with a reasonable expectation that they will be so distributed but does not include:

        i. preparing, pursuant to a request made by a person, a Credit Rating which is exclusively prepared for, and provided to, the person and that is neither intended for dissemination to the public or distribution by subscription, whether in Hong Kong or elsewhere, nor reasonably expected to be so disseminated or distributed; or

        ii. gathering, collating, disseminating or distributing information concerning the indebtedness or credit history of any person.

7. The **SFC CRA Code** refers to Hong Kong's Securities and Futures Commission's Code of Conduct for Persons Providing Credit Rating Services.

8. The **SFO** refers to the Securities and Futures Ordinance (Cap. 571 of the laws of Hong Kong) which governs Providing Credit Rating Services.

III. The Provisions

1. Quality and Integrity of the Rating Process

A. QUALITY OF THE R ATING PROCESS

1.4.1   MISHK will document reporting lines and allocate functions and responsibilities.

1.7   MISHK will invest resources sufficient to carry out high-quality credit assessments of Issuers or obligations. When deciding whether to rate or continue rating an obligation or Issuer, MISHK will assess whether it is able to devote sufficient personnel with appropriate skills to make a proper rating assessment, and whether its personnel likely will have access to sufficient information needed in order to make such an assessment. In its Credit Rating Announcements for Credit Ratings that present limited historical data, MIS will make such limitation clear in a prominent place. MISHK adopts reasonable measures designed to assure that it has the appropriate knowledge and expertise, and that the information it uses in determining Credit Ratings is of sufficient quality and obtained from reliable sources to support a high-quality Credit Rating. MISHK will refrain from assigning a Credit Rating, and will ensure that any existing Credit Rating is withdrawn, if MISHK does not have sufficient quality information to support a credible Credit Rating. In cases involving new types of financial products, MISHK will refrain from providing a Credit Rating unless it believes that it has sufficient information and the appropriate analytical skills to do so. MISHK will require the applicable function within CSS review the feasibility of providing a Credit Rating for a type of structure that is materially different from the structures MISHK currently rates;

1.7.1   at least once every twelve months, MRG will review: (a) the methodologies (including the credit rating models, credit rating scorecards and key ratings assumptions contained within the methodologies) and significant changes to the methodologies (including the credit rating models, credit rating scorecards and key ratings assumptions contained within the methodologies) MISHK uses; and (b) the adequacy and effectiveness of its systems and internal control mechanisms. The findings of any such review will be comprehensively recorded in a written report, a copy of which should be provided to the SFC forthwith upon its completion. MISHK will take appropriate measures to address any deficiencies identified during the course of any such review. and

1.7.2   assess whether existing methodologies and models for determining Credit Ratings of structured finance products are appropriate when MISHK determines that the risk characteristics of the assets underlying a structured finance product change materially. MISHK will refrain from issuing a Credit Rating in cases where the complexity or structure of a new type of structured finance product or the lack of robust data about the assets underlying the structured finance product raise serious questions as to whether MISHK can determine a credible Credit Rating.

1.8

a.   Where practicable, in view of MISHK's staffing resources, Licensed Representatives who are involved in the Credit Rating process may be subject to an appropriate rotation mechanism which will provide for gradual change in rating teams after appropriate assessment is made by MISHK.

B. MONITORING AND UPDATING

1.9.1 MISHK will apply changes in relevant methodologies, models or key rating assumptions both to current and newly assigned Credit Ratings. MISHK will review affected Credit Ratings as soon as possible and not later than six months after the change, and will in the meantime place those Credit Ratings under review.

1.11

a.   Where a Credit Rating is made available to the public, MISHK will in a timely manner publicly announce (or assure that its affiliate publicly announces) if the Credit Rating is withdrawn (except for routine debt maturities, calls, or redemptions). Such public announcement will include full reasons for such withdrawal, indicate the date the Credit Rating was last updated, and note that the Credit Rating will no longer being updated.

C. INTEGRITY OF THE RATING PROCESS

1.18

    a. All MISHK Employees and Licensed Persons are obligated to report issues covered by this Code and Appendix B promptly to the MISHK Compliance Officer or RO who will take appropriate action.

2. Independence and Avoidance and/or Management of Conflicts of Interest

A. GENERAL

2.5

    a. MISHK will not carry on any business which can reasonably be considered to give rise to any conflict of interest in relation to its business of Providing Credit Rating Services. MISHK will have in place procedures and mechanisms designed to minimize the likelihood of conflicts of interest arising, and to identify any conflict of interest should it arise, in relation to the conduct by it of any Ancillary Services and Other Permissible Services. MISHK will consider why Ancillary Services and Other Permissible Services cannot reasonably be considered to have the potential to give rise to any conflict of interest with MISHK's Credit Rating business.

    b. MISHK will not enter into any Contingent Fee arrangement for Providing Credit Rating Services.

B. PROCEDURES AND POLICIES

2.8   MISHK will disclose the general nature of its compensation arrangements with Rated Entities.

    a. MISHK does not provide consulting services. MISHK does not receive from Rated Entities compensation unrelated to its Credit Rating Services. If MISHK or MIS were to receive from a Rated Entity compensation unrelated to its Credit Rating Services, MISHK would disclose the proportion such fees constitute against the total fees MISHK or MIS receives from the Rated Entity for Credit Rating Services.

    b. MISHK will disclose if it receives 5 percent or more of its annual net billings, or in combination with MIS receives 5 percent or more of their combined annual net billings, from a single Issuer, originator, arranger or subscriber (including any affiliates of the Issuer, originator, arranger, or subscriber). MISHK will disclose the parties from which such annual net billings is received.

C. ANALYSTS AND EMPLOYEES INDEPENDENCE

2.13.1 MISHK also will establish, maintain and enforce policies and controls to identify and eliminate, or manage and disclose, as appropriate, other actual or potential conflicts of interest that may influence the judgment and analyses of Employees who are involved in Credit Rating decisions.

3. Responsibilities to the Investing Public and Issuers

A. TRANSPARENCY AND TIMELINESS OF RATINGS DISCLOSURE

3.3

    a. MISHK will disclose in Credit Rating Announcements for structured finance Credit Ratings whether (1) the Issuer or originator has informed MISHK that all relevant information regarding the underlying issue has been publicly disclosed, (2) such information has not been disclosed, or (3) the Issuer or originator has not informed MISHK whether such public disclosure had been made.

3.4

    a. MISHK may provide private ratings in accordance with its policy.

3.6

    g. a clear prominent disclosure of the name and title of the lead Analyst and person primarily responsible for approving the Credit Rating;

    h. an indication if the debt security or preferred share is being newly issued, and whether MISHK is providing a Credit Rating on the debt security or preferred share for the first time;

    i. the extent to which MISHK has examined the quality of information used in the rating process and whether it is satisfied with the quality of information on which it bases its Rating on; and

    j. all material sources, including the Rated Entity and, where appropriate, a related party of the Rated Entity, which were used to prepare the Credit Rating. An indication should also be given as to whether the Credit Rating has been disclosed to the Rated Entity or to its related party and, following such disclosure, whether the Credit Rating has been amended before being issued.

3.7 MISHK will publicly disclose sufficient and easily comprehensible information about its rating committee process, procedures, methodologies, and any assumptions (including financial statements that deviate materially from information contained in the Issuer's published financial statements) so that investors and other users of Credit Ratings can understand how a Credit Rating assessment was made. This information will include (but will not be limited to) the meaning of each rating category, the definition of default or recovery, and the time horizon MISHK used when making a rating decision. The rating symbols and rating scales used by MISHK are publicly disclosed in MIS's Rating Symbols and Definitions handbook available on MIS's public website(s).

    a. MISHK will publish sufficient information about its loss expectations and cash flow analysis relating to a structured finance Credit Rating and an indication of any expected change in the Credit Rating so that a financial market professional can understand the basis for the Credit Rating. To the extent practical, MISHK will disclose the degree to which it analyzes how sensitive a structured finance Credit Rating is to changes in MISHK's underlying Credit Rating assumptions.

    b. MISHK will insert "(sf)" into all of its new and existing Credit Ratings of structured finance instruments. The insertion of "(sf)" will appear following the Credit Rating in all of MISHK's Credit Rating Announcements and research reports -- e.g., "Aa3(sf)" when referring to a specific Credit Rating.

    c. MISHK will clearly indicate the attributes and limitations of Credit Ratings, the risk of unduly relying on them to make investment or other financial decisions and generally the extent to which MISHK verifies information provided to it by the Issuer or originator of a rated security. This information should assist investors in developing a greater understanding of what a Credit Rating is. MIS is subject to regulations in various markets globally and such regulations do not state or imply that the regulatory authorities endorse MIS Credit Ratings nor may MIS use its registration status to advertise the quality of its Credit Ratings.

    d. MISHK will disclose, on a timely and ongoing basis, information concerning all structured finance products submitted to it for its initial review or for a preliminary rating. Such disclosure will be made irrespective of whether the Issuer of such a product engages MISHK to provide a final rating.

    e. MISHK will disclose the level of assessment it has undertaken or whether it has relied on a third-party assessment concerning the due diligence process conducted in relation to the underlying finance products, or other assets, of structured finance products and indicate how such assessment influences the Credit Rating.

    f. MISHK will indicate whether the Credit Rating has been disclosed to the Issuer or to its related party and, following such disclosure, whether the Credit Rating was amended before being issued.

3.10

    a. In addition, MISHK should disclose whether the default rates of rating categories have changed over time. If the nature of a Credit Rating, or other circumstances, make an historical default rate inappropriate, statistically invalid, or otherwise likely to mislead the users of the rating, MISHK will explain this.

3.12

    a. Where MISHK publishes an Unsolicited Credit Rating, the Credit Rating Announcement will disclose whether MISHK was provided access to accounts or other internal documents of the Issuer or its related party.

3.13

    a. When methodologies, models or key rating assumptions used in preparing any of its Credit Ratings are changed, MISHK will immediately disclose the likely scope of Credit Ratings to be affected by using the same means of communication as was used for the distribution of the affected Credit Ratings.

5. Enforcement and Disclosure of the MIS Code and Communication with Market Participants

5.1   The provisions of the MIS Code and this Appendix B are derived primarily from the SFC CRA Code, the IOSCO Principles and the IOSCO Code. However, MISHK has made certain modifications to more closely align the MIS Code and this Appendix B with its business model and practices, as well as the laws adopted by various regulators globally. Such modifications to the MIS Code will be specifically identified and explained in a report outlining compliance with the MIS Code and explaining any deviations that may exist between the MIS Code and the IOSCO Code. MISHK will provide the SFC with a description of how the MIS Code and this Appendix B will be implemented and enforced.

5.3

    a. MISHK will also disclose on a timely basis any changes to this Code.

5.4

    a. The Compliance Department also will be responsible for assessing adherence to any law, rules, regulations, codes or other requirements which apply to MISHK and are issued, administered, or enforced by the SFC or any other regulatory authority or agency.

5.7   MISHK will maintain functions (either within MISHK or MIS) that will communicate with market participants and the public regarding questions, concerns, and complaints that it has received.

5.8   On an annual basis, MISHK will publish certain information about itself including the following:

    a. internal control mechanisms adopted to assure the quality of Credit Rating activities;

    b. its record-keeping policy; and

    c. its management and representative rotation policy.

Appendix C - Moody's de Mexico

Moody's de México S.A. de C.V., Institucion Calificadora de Valores ("MDM") is a credit rating agency authorized to engage in credit rating activities by the National Banking and Securities Commission ("CNBV") pursuant to Oficio No. DGSM 037/00. The Code along with this "Appendix C – Moody's de Mexico" ("Appendix C") govern the conduct of MDM and all MDM Employees in performing Credit Rating activities.

I. Defined Terms

For the purposes of this Appendix C, the terms below are defined as follows:

1. **MDM** refers to Moody's de México, S.A. de C.V., Institucion Calificadora de Valores.
2. **MDM Board of Directors or MDM Board** is the corporate body, whose members are appointed by the Shareholders Meeting. Currently the Board of Directors of MDM is integrated by 2 members, with their corresponding 2 Alternate Directors. The appointment of the Board members must be informed to the Comisión Nacional Bancaria y de Valores ("CNBV") which has 20 business days to reject such designation.

III. The Provisions

A. QUALITY OF THE RATING PROCESS

1.2

    a. Credit Rating methodologies, models and rating procedures will be approved by the MDM Board of Directors.

    b. In the event that the credit quality analysis, opinion, evaluation and reporting methodologies and models are modified, said methodologies and models shall be used both for new and existing ratings. Within six months of any such change, MDM shall analyze whether or not the ratings assigned previously in accordance with prior methodologies and models require revision. MDM may refrain from reviewing, and if applicable, rate corresponding securities where it is concluded that the change in methodology and model does not affect the rating assigned previously. MDM must keep the analysis referred to in this paragraph on file for a period of 5 years for consultation by the CNBV.

1.6

    a. MDM will provide the Rated Entity with the elements that explain the methodologies applicable to the Rated Entity or issuance before providing a Credit Rating.

1.7 MDM will refrain from issuing Credit Ratings when the complexity or structure of a new type of structured finance product or the lack of historical data about the underlying assets diminishes the credibility, in its opinion, of the rating that could be issued to that effect.

C. INTEGRITY OF THE RATING PROCESS

1.20 MDM will respond to all legitimate questions or concerns that Rated Entities may have about their Credit Ratings, in order to preserve the integrity of the Credit Rating. For this reason, MDM will establish, maintain and enforce policies and controls relating to the receipt of questions or concerns and will refrain from taking or promising to take any Credit Rating Action, without evaluating the questions or concerns and any other supported elements provided by the Rated Entity. Under no circumstances may the mentioned mechanisms for receiving questions or concerns from Rated Entities be used by MDM to offer other services or renegotiate any existing contract or agreement.

2. Independence and Avoidance and/or Management of Conflicts of Interest

A. GENERAL

2.3

    a. Under no circumstances may MDM consider the ratings issued by other credit rating agencies on the underlying asset backed securities, unless such rating meets the minimum requirements to be used in accordance with MDM's methodology.

2.4

    a. Under no circumstances, will MDM condition the issuance of a Credit Rating or Credit Rating Action on the Rated Entity contracting any other product or service offered by MDM. This provision applies to all Credit Rating Services.

B. PROCEDURES AND POLICIES

2.8

    b. The annual net billings from a single Issuer, originator, intermediary arranger or underwriter (including any affiliates or subsidiaries of the Issuer, originator, intermediary arranger or underwriter) may not exceed 10% of MDM's annual net billings.

2.18 MDM maintains and enforces policies and controls regarding the rotation of Analysts responsible for the preparation and, when applicable, the monitoring of Credit Ratings and the committees created for such purposes, as well as the gradual introduction of the successors of said Analysts and committees, with respect to the same Rated Entities, setting forth the maximum terms of permanence in each area of responsibility.

3. Responsibilities to the Investing Public and Issuers

A. TRANSPARENCY AND TIMELINESS OF RATINGS DISCLOSURE

3.2

b. MDM's public Credit Ratings and public Credit Rating Announcements will be posted on www.moodys.com.mx in a timely and precise manner.

c. Where, as a result of its Credit Rating being lowered, a Rated Entity has terminated its contract with MDM for the provision of services, no later than the business day following the date of termination, MDM will indicate that the Credit Rating is being withdrawn and is no longer being updated because the corresponding contract or agreement has been terminated.

3.5

a. MDM will publicly disclose and will keep current its policies regarding the voting structure and process for the committees that, if applicable, determine and monitor Credit Ratings.

3.6.1 In addition to the disclosures described above, in its Credit Rating Announcements, MDM will disclose the following information: (a) the identity of Rated Entity, and if applicable, reference to the obligation; (b) the rating prior to the current rating action being taken; (c) the fact that the rating is only an opinion on the creditworthiness of the obligation or Rated Entity and is not an investment recommendation; (d) the meaning of ratings issued; and (e) the period used to obtain the financial information used to issue the Credit Rating.

3.7

d. MDM will make the following information available to the public free of charge, through its website (www.moodys.com.mx), in Spanish:
   1. The policies for disclosing ratings, including their updates;
   2. The definition of each of the ratings issued, as well as the definition of default;
   3. The historical information on the default indexes for each rating category and the transition matrixes between the ratings given;
   4. The methodologies used to evaluate the creditworthiness and any substantial modification in the same, as well as its material rating procedures and processes;
   5. This Code and Appendix C, generally indicating the way in which it shall be complied with, and providing its modifications within the 2 business days following its approval;
   6. The list of Credit Ratings that MDM has assigned to each Rated Entity, including the initial rating and, if applicable, any changes to the rating over time; and
   7. An annual report, in accordance with the applicable regulations issued by the CNBV.

e. MDM will create a document for asset-backed securities that explains the differences that exist between the output of a quantitative model and the Credit Rating assigned to a security. The document to which this paragraph refers will be retained by MDM for a term of no less than 5 years and will be made available to the CNBV, in compliance with the current legal provisions.

f. In the event that MDM has received income from a Rated Entity for services other than Credit Rating Services, MDM must disclose the proportion of fees received in relation to those services as compared to those received in connection with the Credit Rating Services.

3.12 MDM may not issue Unsolicited Credit Ratings.

D. MDM BOARD OF DIRECTORS

3.25 In the event MDM has independent directors, it shall disclose through its website the number of said independent directors, and represent that said independent directors do not meet any of the criteria listed in sections I to V of article 26 of the Securities Exchange Law. In any case, payment to the independent directors shall not be subject to the profits obtained by MDM.

3.26 The MDM Board of Directors shall appoint a person or area responsible for communicating with the participants of the market, with the purpose of receiving questions, arguments or complaints that permit the board of directors to better design and make adjustments to the policies of MDM.

5. Enforcement and Disclosure of the MIS Code and Communication with Market Participants

5.7 The MDM Compliance Department is the department that shall be designated by MDM's Board of Directors to be responsible for monitoring and evaluating the compliance of MDM, its Advisors, Management, Analysts and other Employees, with:

a. the applicable legislation on Credit Ratings;

b. the internal control policies and procedures described in the MIS Code and this Appendix C; and

c. the provisions issued by the CNBV, if applicable.

5.8 Notwithstanding the other attributes it has, MDM's Compliance Department shall receive the information disclosed to it by the MDM Board of Directors, Managers or other Employees, regarding the existence of behavior or activity that is unlawful, unethical or in breach of the guidelines set out in this Code, arising from a personal relationship or a potential conflict of interest that they may have with a Rated Entity or its Agents. The MDM Board of Directors, Managers or other Employees must disclose such issues at the time when the information is discovered. MDM's Compliance Department must take the measures established in the regulatory framework applicable within Mexico.

Appendix D - MIS Singapore

Moody's Investors Service Singapore Pte Ltd ("MIS Singapore") is licensed with the Monetary Authority of Singapore, ("MAS") under the Securities and Futures Act (Cap.289 of the laws of Singapore) for the provision of Credit Rating Services. The Code along with this "Appendix D -- MIS Singapore" ("Appendix D") have been adopted to satisfy paragraph 10.1 of the MAS's Code of Conduct for Credit Rating Agencies. The MIS Code and Appendix D govern the conduct of MIS Singapore, its Directors, Employee and all Licensed Persons in connection with Providing Credit Rating Services on behalf of MIS Singapore.

I. Defined Terms

For the purposes of this Appendix, the terms below are defined as follows

1. **Contingent Fees** are fees calculated on a predetermined basis relating to the outcome of a transaction or the result of the services performed by MIS Singapore. A fee is not regarded as being contingent if established by a court or other public authority.

2. A **Director** is any individual who is appointed to MIS Singapore's board of directors and approved by MAS.

3. A L**icensed Person** refers to any individual who has been notified and approved by the MAS as an "appointed representative" of MIS Singapore, as defined in section 2(1) of the SFA.

4. **The MAS** refers to the Monetary Authority of Singapore

5. The **MAS CRA Code** refers to the MAS's Code of Conduct for Credit Rating Agencies.

6. **Providing Credit Rating Services** means preparing, whether wholly or partly in Singapore, Credit Ratings in relation to activities in the securities and futures industry for:

   a. dissemination, whether in Singapore or elsewhere, or with a reasonable expectation that they will be so disseminated; or

   b. distribution by subscription, whether in Singapore or elsewhere, or with a reasonable expectation that they will be so distributed, but does not include —
      i. preparing a private credit rating pursuant to an individual order which is intended to be provided exclusively to the person who placed the order and not intended for public disclosure or distribution by subscription; or
      ii. preparing credit scores, credit scoring systems or similar assessments related to obligations arising from consumer, commercial or industrial relationships;

7. A **Representative** is an individual who is appointed and registered under section 99B of the SFA to carry on the Regulated Activity for MIS Singapore.

8. The **SFA** refers to the Securities and Futures Act (Cap.289 of the laws of Singapore).

III. The Provisions

1. Quality and Integrity of the Rating Process

A QUALITY OF THE RATING PROCESS

1.4

    a. MIS Singapore will document reporting lines and allocate functions and responsibilities.

B. MONITORING AND UPDATING

1.9

The review described in (c) above will take place as soon as possible and in any case not later than 6 months after the change and, before the review is carried out, MIS Singapore should place those Credit Ratings under observation

1.11

    a. Where a Credit Rating is made available to the public, MIS Singapore will in a timely manner publicly announce if the Credit Rating is withdrawn (except for routine debt maturities, calls, or redemptions), Such public announcement will indicate the date the Credit Rating was last updated and note that the Credit Rating will no longer being updated.

2. Independence and Avoidance and/or Management of Conflicts of Interest

D. GENERAL

2.5

    a. On a periodic basis, MIS Singapore will disclose on MIS's public website(s) any Ancillary Services and Other Permissible Services that it conducts.

    b. MIS Singapore will not enter into any Contingent Fee arrangement for Providing Credit Rating Services.

E. PROCEDURES AND POLICIES

2.8

    b. MIS Singapore will disclose if it receives 5 percent or more of its annual net billings from a single Rated Entity Issuer, originator, arranger or subscriber (including any affiliates of the Rated Entity, Issuer, originator, arranger, or subscriber).

F. ANALYST AND EMPLOYEE INDEPENDENCE

2.13

    d. has an immediate relation (i.e., a spouse, partner, parent, child, or sibling, step-parent, adopted or step-child or step-sibling) who works for the Rated Entity, its affiliates or any of the identified third parties, in circumstances where this employment relationship either constitutes a conflict of interest or creates the impression of a conflict of interest that MIS deems to be unacceptable;

2.14

    a. MIS Singapore's Licensed Persons will comply with Regulation 4 and 4A (Register of Interests in Securities) of the Securities and Futures (Licensing and Conduct of Business) Regulations.

3. Responsibilities to the Investing Public and Issuers

A . TRANSPARENCY AND TIMELINESS OF RATINGS DISCLOSURE

3.3

    a. MIS Singapore will disclose in Credit Rating Announcements for structured finance Credit Ratings whether (1) the Issuer or originator has informed MIS Singapore that all relevant information regarding the underlying issue has been

publicly disclosed, (2) such information has not been disclosed, or (3) the Issuer or originator has not informed MIS Singapore whether such public disclosure had been made.

3.4

a. MIS Singapore may provide private ratings in accordance with its policy.

3.6

g. a clear and prominent disclosure of the name and title of the lead Analyst and person primarily responsible for approving the Credit Rating;

h. an indication of when the Credit Rating was first distributed and when it was last updated; and

i. the extent to which MIS Singapore has examined the quality of information used in the Credit Rating process and whether it is satisfied with the quality of information on which it bases its Credit Rating.

3.7

c. MIS Singapore will clearly indicate the attributes and limitations of Credit Ratings, the risk of unduly relying on them to make investment or other financial decisions and generally the extent to which MIS Singapore verifies information provided to it by the Issuer or originator of a rated security. This information should assist investors in developing a greater understanding of what a Credit Rating is, and the limits to which Credit Ratings can be put to use vis-à-vis a particular type of financial product that MIS Singapore rates.

d. MIS Singapore will disclose, on a timely and ongoing basis, information concerning all structured finance products submitted to it for its initial review or for a preliminary rating. Such disclosure will be made irrespective of whether the Issuer of such a product engages MIS Singapore to provide a final rating.

e. MIS Singapore will disclose the level of assessment it has undertaken or whether it has relied on a third-party assessment concerning the due diligence process conducted in relation to the underlying finance products, or other assets, of structured finance products and indicate how such assessment influences the Credit Rating.

f. MIS Singapore will indicate whether the Credit Rating has been disclosed to the Issuer or to its related party and, following such disclosure, whether the Credit Rating was amended before being issued.

3.10

a. In order to promote transparency and to enable the market to best judge the aggregate performance of Credit Ratings on debt instruments, where possible, MIS Singapore will publish sufficient information about its historical default rates by rating category, the transitions between rating categories, and periodic performance metrics so that financial market professionals can understand the historical performance of securities assigned to different rating categories, as well as whether rating categories have changed and, if so, how. In addition, MIS Singapore should disclose whether the default rates of rating categories have changed over time. If the nature of a Credit Rating, or other circumstances, make an historical default rate inappropriate, statistically invalid, or otherwise likely to mislead the users of the rating, MIS Singapore will explain this. Where feasible, this information will include verifiable, quantifiable historical information about the performance of its rating opinions, organized and structured and, where possible, standardized in such a way to assist financial market professionals in drawing performance comparisons between credit rating agencies.

3.12

a. If MIS Singapore publishes an Unsolicited Credit Rating, the Credit Rating Announcement will disclose whether MIS Singapore was provided access to accounts or other relevant internal documents of the Issuer or its related party.

5. Enforcement and Disclosure of the MIS Code and Communication with Market Participants

5.7   MIS Singapore will maintain functions (either within MIS Singapore or MIS) that will communicate with market participants and the public regarding questions, concerns, and complaints that it has received.

5.8   On an annual basis, MIS Singapore will publish certain information about itself including:

a. its legal structure;

b. its ownership;

c. financial information about its revenue;

d. the internal control mechanisms adopted to assure the quality of Credit Rating activities;

e. its record-keeping policy; and

f. its management and representative rotation policy.

Notes

Notes

Notes



Code of Ethics

MOODY'S CORPORATION

**CODE OF ETHICS FOR CHIEF EXECUTIVE
AND SENIOR FINANCIAL OFFICERS**

February 24, 2004*

Moody's Corporation (the "Company") is committed to conducting its business in accordance with applicable laws, rules and regulations and the highest standards of business conduct, and to full and accurate financial disclosure in compliance with applicable law. This Code of Ethics, which applies to the Company's Chief Executive Officer, Chief Financial Officer, and Controller (or persons performing similar functions) (collectively, "Senior Officers"), sets forth specific policies to guide you in the performance of your duties.

As a Senior Officer, you must not only comply with applicable law; you also must engage in and promote honest and ethical conduct and abide by Moody's Code of Business Conduct and other Company policies and procedures that govern the conduct of our business. Your leadership responsibilities include creating a culture of ethical business conduct and commitment to compliance, maintaining a work environment that encourages employees to raise concerns, and promptly addressing employee compliance concerns.

Compliance with Laws, Rules and Regulations

You are required to comply with the laws, rules and regulations that govern the conduct of our business and to report any suspected violations in accordance with the section below entitled "Compliance With Code Of Ethics."

Conflicts of Interest

Your obligation to conduct the Company's business in an honest and ethical manner includes the ethical handling of actual or apparent conflicts of interest between personal and professional relationships. No Senior Officer shall make any investment, accept any position or benefits, participate in any transaction or business arrangement, or otherwise act in a manner that creates or appears to create a conflict of interest unless the Senior Officer makes full disclosure of all facts and circumstances to the General Counsel and the Chairman of the Audit Committee of the Board of Directors (the "Audit Committee"), and obtains the prior written approval of the full Board of Directors.

Disclosures

It is Company policy to make full, fair, accurate, timely and understandable disclosure in compliance with all applicable laws and regulations in all reports and documents that the Company files with, or submits to, the Securities and Exchange Commission and in all other public communications made by the Company. As a Senior Officer, you are required to promote compliance with this policy and to abide by Company standards, policies and procedures designed to promote compliance with this policy.

Compliance With Code of Ethics

If you know of or suspect a violation of applicable laws, rules or regulations or this Code of Ethics, you must immediately report that information to the General Counsel. If, for any reason, the Senior Officer deems it inappropriate to report the suspected violation to the General Counsel, the Senior Officer may make his or her report to any member of the Audit Committee. No one will be subject to retaliation because of a good faith report of a suspected violation.

Violations of this Code of Ethics may result in disciplinary action, up to and including discharge. The Audit Committee shall determine, or shall designate appropriate persons to determine, appropriate action in response to violations of this Code.

Waivers of Code of Ethics

If you would like to seek a waiver of the Code of Ethics, you must make full disclosure of your particular circumstances to the

General Counsel and the Chairman of the Audit Committee, and obtain the written approval of the full Board of Directors. Amendments to and waivers of this Code of Ethics will be publicly disclosed as required by applicable law and regulations.

No Rights Created

This Code of Ethics is a statement of certain fundamental principles, policies and procedures that govern the Company's Senior Officers in the conduct of the Company's business. It is not intended to and does not create any rights in any employee, client, supplier, competitor, shareholder, or any other person or entity.

* The effective date of this document has been added as of November 23, 2010.

Moody's

MIS – MA Separation Policy

Issued by: Moody's Compliance Department
Applicable to: All Employees
Effective Date: December 8, 2014

PURPOSE

The purpose of this Policy is to provide guidance to all Employees regarding the sharing of information between MIS and MA. In particular, this Policy sets forth the requirement that MIS and MA not share Covered MIS or MA Information (as defined below) with each other except as authorized by this Policy or by the Compliance Department.

Covered MIS Information is: (i) non-public information used for, or obtained from, a Rated Entity or its Agent for the purpose of determining a Rating; (ii) information concerning a pending Rating prior to the announcement of the Rating; and (iii) information concerning the rating committee process, including but not limited to the voting breakdown in committee, the fact that a member of the rating committee disagreed with the ultimate committee decision, and the names of the members of a rating committee.

Covered MA Information is: (i) non-public information received from MA customers, including internal risk assessment models, information concerning the performance of those models, historical default data for loan portfolios, customer-specific loan pricing information, and information concerning portfolio composition and concentration; and (ii) non-public information identifying a person or entity as a customer of MA.

If you have questions about what constitutes Covered MIS or MA Information, please contact the Compliance Department.

POLICY

MIS Employees:

Except as provided below, MIS Employees:

i.   shall not communicate Covered MIS Information to MA Employees;

ii. shall not allow non-MIS Employees to have access to electronic files or paper files containing Covered MIS Information;

iii. shall store Covered MIS Information securely in a manner that is designed to avoid disclosure to non-MIS Employees; and

iv. shall only communicate Covered MIS Information to other MIS Employees on a "need to know" basis.

MA Employees

Except as provided below, MA Employees:

i. shall not communicate Covered MA Information to MIS Employees;

ii. shall not allow non-MA Employees to have access to electronic files or paper files containing Covered MA Information;

iii. shall store Covered MA Information securely in a manner that is designed to avoid disclosure to non-MA Employees; and

iv. shall only communicate Covered MA Information to other MA Employees on a "need to know" basis.

MIS Employees may share Covered MIS Information with MA Employees, and MA Employees may share Covered MA Information with MIS Employees, only with prior written approval from the MIS and MA Compliance Departments, and to fulfill a valid business purpose. Compliance may impose certain requirements or controls to allow the sharing of this information. If you have questions about which information sharing arrangements have been approved by Compliance, please contact the Compliance Department.

Notwithstanding the foregoing, MIS Employees may share Covered MIS Information, and MA Employees may share Covered MA Information, with Moody's Shared Services Employees on a "need to know" basis in connection with their professional responsibilities.

DEFINED TERMS

Agent
Any party working on behalf of a Rated Entity, or working on behalf of an agent of the Rated Entity.

Covered MA Information
Covered MA Information means:

(i)   non-public information received from MA customers, including internal risk assessment models, information concerning the performance of those models, historical default data for loan portfolios, customer-specific loan pricing information, and information concerning portfolio composition and concentration; and

(ii)   non-public information identifying a person or entity as a customer of MA.

Covered MIS Information

Covered MIS Information means:

(i)   non-public information used for, or obtained from a rated entity or its agent for the purpose of, determining a Rating;

(ii)   information concerning a pending Rating prior to the announcement of that Rating; and

(iii)   information concerning the rating committee process, including, but not limited to, the voting breakdown in committee, the fact that a member of the rating committee disagreed with the ultimate committee decision, and the names or titles of members of a rating committee.

Information an Analyst knows is available to third parties on a non-confidential basis is not Covered MIS Information.

Employees

Employees are individuals who work for MCO, including MA and MIS, in any capacity.

MA

"MA" refers to Moody's Analytics, Inc. and the wholly-owned subsidiaries of MCO that engage in non-rating commercial activities.

MA Employee

MA Employee means any full-time or part-time employee of MA.

MCO

MCO refers to Moody's Corporation.

MIS

MIS refers to Moody's Investors Service, Inc. and its affiliates that issue Ratings under the "Moody's Investors Service" brand name.

MIS Employee

MIS Employee means any full-time or part-time employee of MIS.

Rated Entity

A Rated Entity means any entity rated by MIS or any entity that issues securities rated by MIS or any entity that is seeking a Credit Rating from MIS.

MOODY'S

Moody's

Policy for Material Non-Public Information

Issued by: Moody's Compliance Department
Applicable to: All MCO employees
Effective Date: February 1, 2016

POLICY

Employees who have access to Confidential Information are not permitted to use or share that information for purposes of trading securities (such as Moody's stock) or for any other purpose except the conduct of our business. Insider trading (or dealing) laws and regulations globally prohibit buying or selling a company's securities while in possession of Material Non-Public Information about that company. You can also violate these laws by disclosing Material Non-Public Information to another person. If you make such a disclosure or use such information, you can be punished, even if you yourself stand to make no financial gain.

Information about a future rating action may be material, as may be the information disclosed to ratings teams by third parties during the course of the ratings process.

Questions regarding whether information is "Confidential," "Material" or what restrictions exist on the use or distribution of such information should be directed to the Compliance Department.

More detailed guidance regarding Material Non-Public and Confidential Information is also be found in the MCO Code of Business Conduct, the Moody's Investors Service Code of Professional Conduct, the MCO Securities Trading Policy and Moody's Corporation IT Use Policy.

DEFINED TERMS

Confidential Information

Confidential Information is any competitively sensitive and/or material non-public information that is maintained or otherwise handled by Moody's, Moody's employees or others with whom Moody's does business, including, but not limited to:

» non-public information used for, or obtained from an issuer or its agent for the purpose of, determining a Rating and, if applicable the related rating Outlook or rating Review;

» information concerning a pending Rating prior to the announcement of that Rating;

» information concerning the rating committee process, including, but not limited to, the voting breakdown in committee, the fact that a member of the rating committee disagreed with the ultimate committee decision, and the names or titles of members of the committee;

» non-public information relating to Moody's customers and information provided by Moody's customers, including internal risk assessment models, information concerning the performance of those models, historical default data for loan portfolios, customer-specific loan pricing information, and information concerning portfolio composition and concentration;

» Moody's nonpublic financial information and sales projections;

» Information regarding Moody's business plans, strategies, proprietary systems, algorithms, formulas, methodologies, product designs, processes, research and development information and trade secrets;

» Special Personal Information.

Material Non-Public Information

Material Non-Public Information refers to that information that is both Material Information and Non-Public Information.

Material Information

Material Information means any information that: (i) might have an effect on the market for a Security generally; or (ii) might affect an investment decision of a reasonable investor. Examples of Material Information may include, but are not limited to: sales results; earnings or estimates (including reaffirmations or changes to previously released earnings information); dividend actions; strategic plans; new products, discoveries or services; important personnel changes; acquisition and divestiture plans; financing plans; proposed securities offerings; marketing plans and joint ventures; government actions; major litigation, litigation developments, or potential claims; restructurings and recapitalizations; the negotiation or termination of major contracts; and potential or pending MIS rating actions. Information about pending or future MIS rating actions or other material public announcements (including, but not limited to, research reports) is presumed to be Material Information. If there is any question as to whether or not a particular piece of information is Material Information, it should be assumed that it is Material Information.

MCO

MCO refers to Moody's Corporation and all of its subsidiaries.

MIS

MIS refers to Moody's Investors Service, Inc. and the wholly owned subsidiaries of MCO that engage in Credit Rating Services and that also might engage in Ancillary Services or Other Permissible Services.

Non-Public Information

Information is considered to be "Non-Public Information" unless it has been publicly disseminated (for example, through public filing with a securities regulatory authority; issuance of a press release; disclosure of the information in a national or broadly disseminated news service; or the issuance of a proxy statement or prospectus).

Special Personal Information

Special Personal Information is:

i. an individual's name in combination with the individual's:

    a. Social Security Number, Taxpayer Identification Number, passport number, driver's license number or other government-issued identification number;

    b. Financial account number, with or without any code or password that would permit access to the account;

    c. Credit card number; or

    d. Employee compensation information, performance evaluations and other information contained in employee personnel files; or

ii. an individual's name or a unique identification number in combination with race, religion, ethnicity, medical or health information, background check information or sexual orientation.

Special Personal Information is a type of Personal Information.

Moody's

Moody's

Policy for Securities Trading

Issued by: Compliance Department
Applicable to: All MCO Employees
Scope: Global
Effective Date: April 4, 2016

POLICY

This Policy for Securities Trading (the "Policy") sets forth the company's restrictions, requirements and expectations for Ownership and Trading of Securities for all MCO Employees and what, if any, reporting obligations you have in connection with Owning and Trading Securities. Specific country or regional procedures are detailed in the Procedure for Securities Trading.

Capitalized terms have the meaning set forth in Section IV, Defined Terms.

I. GENERAL PROVISIONS

A. Provisions Applicable to All Employees of Moody's Corporation

Prohibition Against Insider Trading

Employees and Family Members are prohibited from:

(i)   engaging in any Trade of a Security while in possession of Material Non-public Information (MNPI) relating to the Issuer of the Security or the Security itself. This prohibition applies with respect to any MNPI concerning any Security, regardless of whether or not the Security is rated by Moody's. This prohibition applies to any circumstance in which a Moody's Employee or Family Member comes into possession of MNPI. Information relating to a potential rating action decision--including a decision not to take a rating action--is considered "proprietary" to Moody's and Moody's treats such information as MNPI for the purposes of this Policy. The prohibition on Trading remains in effect until three business days after the information has been widely disseminated to the public;

(ii)   engaging in any Trade of a Security issued by Moody's while aware of MNPI about Moody's. This prohibition applies regardless of the source from which the Employee or Family Member came to possess MNPI about Moody's; and

04.04.2016/ SP13431

(iii) engaging in any Trade of a Security while the Employee or Family Member is in possession of Non-public Information relating to that Issuer or Security that is proprietary to Moody's, regardless of whether the information is MNPI.

Prohibition Against "Tipping"

It is illegal in many countries and a violation of this Policy for a person who is in possession of MNPI about Moody's or any other Issuer to:

(i) recommend that a third party Trade in the Issuer's Securities; or
(ii) convey such MNPI to an unauthorized third party.

Such actions constitute "tipping." Tipping is prohibited regardless of whether or not the Employee or Family Member who provides the tip receives any monetary or other benefit.

Penalties for Insider Trading and Violations of this Policy

Persons who violate Insider Trading laws in the United States and in many other jurisdictions may face criminal penalties, civil penalties, and private damage awards. Aside from such penalties, subject to applicable law, an Employee who violates this Policy or who has a Family Member whose actions cause the Employee to violate this Policy will be subject to disciplinary action by Moody's, up to and including termination of employment.

B. Provisions Applicable to Employees of Moody's Corporation Participating In Credit Rating Actions

Restrictions on Participation in Credit Rating Actions

Employees may not directly or indirectly participate in a Credit Rating Action if they or their Family Members Own any Security that could be affected by that Credit Rating Action. Direct or indirect participation in a Credit Rating Action includes, but is not limited to: serving as the Lead Analyst, back-up Analyst, Rating Analyst, Rating Committee Chair, or Person Approving Credit Rating; serving on the rating committee (covering voting and non-voting participants); assisting in drafting the materials specifically produced for the rating committee (financial analysis, models, drafting); providing the approval to record and release a Credit Rating Action (excluding Anticipated/Subsequent Credit Ratings); or working with a rating team or Analyst on a model specific to the Credit Rating.

Restrictions on Ownership of Certain Securities

Monitored employees categorized as A or B, are restricted from Owning or Trading certain Securities on Restricted Lists assigned to them where they have access to Material Non-public Information or influence on ratings. For more information, see Section II D (subsection "Restricted Lists").

C. Restrictions on Trading Securities Issued by Moody's[1] - Applicable to All Employees of Moody's Corporation

Prohibition Against Short Sales of Securities Issued by Moody's

Selling "short" is the practice of selling Securities of which you are not the recorded owner. Employees and their Family Members may not sell Securities issued by Moody's "short," regardless of whether they are in possession of any Non-public Information (Material or otherwise) about Moody's.

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[1] References to Moody's in this section include Moody's Corporation and its subsidiaries and affiliates. This also includes shares of Dun & Bradstreet Corporation (DNB) acquired when Moody's was a subsidiary of DNB.

Prohibition Against Purchasing Securities Issued by Moody's on Margin

Employees and their Family Members may not buy Securities issued by Moody's on margin or in any account in which the financial firm lends the customer cash to purchase securities, regardless of whether they are in possession of any Non-public Information (Material or otherwise) about Moody's.

Other Speculative Trades Involving Securities issued by Moody's

Employees and their Family Members are prohibited from engaging in short-term or speculative transactions involving Securities issued by Moody's, including purchasing or selling put or call options and entering into other derivative transactions involving Securities issued by Moody's.

Moody's Stock Options

The prohibition on speculative Trading of Securities issued by Moody's does not apply to Employees' exercise of Moody's stock options received in connection with their compensation. Employees may not, however, exercise and sell any Moody's stock options while in possession of MNPI about Moody's unless such exercise is undertaken pursuant to an approved 10b5-1 trading plan.[2] The Reporting requirements outlined in Section II do not apply to exercises of Moody's stock options received in connection with compensation.

Moody's Stock Received in Connection with Compensation

Neither the Reporting requirements nor the 30-day hold provision of this Policy apply to Trades of Moody's shares received in connection with an Employee's compensation. Employees may not, however, sell any Moody's shares while in possession of MNPI about Moody's unless such exercise is undertaken pursuant to an approved 10b5-1 trading plan.

Moody's Employee Stock Purchase Plan

Neither the Reporting requirements nor the 30-day hold provision of this Policy apply to MCO trades resulting from an Employee's payroll contributions to Moody's Employee Stock Purchase Plan ("ESPP") under an election made when the Employee was not aware of any MNPI about Moody's. However, no Employee, while aware of MNPI about Moody's, may:

(i)   elect to begin participating or cease participating in the ESPP;

(ii)   increase or decrease the percentage of the Employee's monthly payroll contributions to the ESPP; or

(iii) sell Securities issued by Moody's purchased pursuant to the ESPP.

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[2] Rule 10b5-1 under the Securities Exchange Act of 1934 ("Rule 10b5-1") and this Policy permit directors, officers and Employees to Trade in Securities issued by Moody's regardless of their awareness of MNPI if the transaction is made pursuant to a pre-arranged written Trading plan entered into when the person was not in possession of MNPI and that complies with the requirements of Rule 10b5-1.

Moody's Profit Participation Plan

Neither the Reporting requirements nor the 30-day hold provision of this Policy apply to Trades or the non-discretionary reallocation of Moody's Securities in Moody's Profit Participation Plan ("PPP") or other Moody's sponsored retirement plans resulting from an Employee's periodic payroll contributions to the plans under an election made when the Employee was not aware of any MNPI about Moody's. However, no Employee, while aware of MNPI about Moody's, may:

(i)   increase or decrease the percentage of the Employee's periodic payroll contribution that will be allocated to Moody's stock fund;

(ii)   make an intra-plan transfer of an existing account balance into or out of Moody's stock fund;

(iii)   elect to borrow money against the Employee's PPP or other Moody's sponsored retirement plan if the loan will result in a liquidation of some or all of the Employee's Moody's stock fund balance; or

(iv)   pre-pay a plan loan if the pre-payment will result in the allocation of loan proceeds to Moody's stock fund.

D. Policy Requirements

Certification of Compliance

All Employees must certify compliance with this Policy:

(i)   within 45 days of being notified of the requirement; and

(ii)   on an annual basis thereafter.

Additional details on the certification requirements for Employees are outlined in the Responsibilities section below.

Employee Reporting Requirements

All Monitored Employees (Category A, B and C) must disclose their Reportable Securities holdings and Trades, as well as those of their Family Members. For more information regarding the Reporting requirements for Monitored Employees, please refer to Section II, Reporting Requirements.

Special Rules Affecting Directors, Senior Officers and Certain Other Designated Employees

Members of Moody's Board of Directors, senior officers of Moody's, and certain other designated Employees, all of whom are notified separately, are subject to additional Ownership, Trading and Reporting restrictions.

Reporting Violations/Seeking Advice

You must immediately report violations or suspected violations of this Policy to the Compliance Department. If you have any questions about this Policy or any doubt as to your obligations under this Policy, you should immediately seek guidance from the Compliance Department. Do not attempt to resolve uncertainties on your own and do not Trade if you are uncertain until you have received guidance from the Securities Trade Monitoring Unit.

Waivers

Under certain limited circumstances, the Compliance Department may grant written waivers of the Reporting, Trading or Ownership restrictions imposed upon Employees and their Family Members. Waiver requests must be made in writing, and should include all relevant facts in support of the waiver request. Requests must be submitted by the Employee to his/her direct manager for approval. If the manager approves the request, it must then be submitted to the Securities Trade Monitoring Unit for consideration. The Employee is bound by the restrictions in this Policy unless and until the Compliance Department approves the waiver request.

In those cases in which the Compliance Department grants a waiver of the Trading or Ownership restrictions with respect to a particular Issuer, the Employee still will be precluded from participating in any rating action, including attending rating committees, for that Issuer. In situations in which a waiver relating to one or more aspects of the Policy is granted, the Employee will still be subject to the other provisions of the Policy and certain restrictions relating to his or her job activities may apply.

Under no circumstances would a waiver authorize an Employee or Family Member to violate Insider Trading or other applicable laws.

Conflicts With Local Laws

Where a local jurisdiction's laws contain mandatory requirements that differ from the provisions of this Policy, that jurisdiction's laws prevail. Please contact the Legal Department if you have any questions regarding the interaction of this Policy and the laws of the country in which you are employed.

No Rights Created

This Policy is not intended to, and does not, create any obligations to or rights in any Employee, Family Member, client, supplier, competitor, shareholder or any other person or entity. From time to time, Moody's may impose additional Ownership, Trading and holding restrictions that supplement and extend those stipulated in this Policy. Moody's will communicate any such changes to Employees.

II. REPORTING AND TRADING REQUIREMENTS

A. Reportable Securities

Monitored Employees must ensure that all Reportable Securities and Monitored Accounts are reported to the Compliance Department.

Certain Securities are exempt and are considered not Reportable for purposes of the Policy. These are detailed in Section I and Section II F, Exemptions. Unless a Security is explicitly exempted in Section I or Section II F, it is considered to be a Reportable Security for the purposes of this Policy.

B. Categorization of Employees

Under this Policy, different requirements apply to Employees and their Family Members depending on the Employee's ability to access MNPI and the Employee's role in and influence over the ratings process. Each Moody's Employee falls into one of four categories, which are outlined below in Table 2.1. Each category of Employees is subject to different requirements, which are outlined in Table 2.2. Your assigned

Category and Restricted List(s) can be found in your Employee Profile on MINT in the Security Trading Position section. Each Employee will be able to view only his or her own Position Profile information. If you have questions about the category to which you have been assigned, please contact your Manager.

Table 2.1: Employee Categories

	DESCRIPTION

Category A	Influence on ratings and access to MNPI
	» Perceived or actual influence on a rating
	  o Sits on rating committees
	  o Provides input to the rating process
	  o Manages Employees with ratings influence
	» Ability to routinely access MNPI as part of the regular course of Employee's job

Category B	Ability to routinely access MNPI as part of job responsibility, but no influence on ratings » Ability to routinely access rating action information prior to publication » Ability to routinely access folders, shared drives or systems (e.g., AccuRate) containing MNPI
Category C	Sporadic access to MNPI, but no influence on ratings » No systematic access to MNPI as part of job responsibility » No responsibility for processing MNPI » Occasional access to MNPI as a result of inquiries, special projects or other tasks on a case by case basis
Category D	No influence on ratings and no access to MNPI

C. Requirements Applicable to Employee Categories

Reportable Securities

The Reporting requirements under this Section are based on (1) your Employee Category and (2) the type of Monitored Account(s) in which you hold Reportable Securities. For purposes of this Policy, there are three types of Monitored Accounts:

» Direct Control Accounts – a Trading or investment account where the account holder has full discretion/control over the account and can affect Trades in the account. This includes, but is not limited to, regular brokerage accounts or other financial services accounts, 401ks, IRAs, custodial and similar accounts. These accounts may be controlled directly by the account holder, or through direction provided by the account holder to a financial services provider or financial advisor.

» Managed Self Directed Accounts – an investment account where the account holder may choose the initial asset allocation but cannot direct any Trading activity after the initial investment. All Trading decisions and activities are performed by a third-party manager/advisor under a formal investment agreement.

» Managed Fully Discretionary Accounts – an investment account where the account holder has no control over the investments or Trading activity in the account. The initial asset allocation and all Trading decisions and activities are performed by a third party manager/advisor under a formal investment agreement.

For Managed Accounts where Employees or their Family Members hold Reportable Securities, Employees must submit documentation to the Securities Trade Monitoring Unit detailing the nature of the Managed Account in accordance with the Procedure for Securities Trading. Table 2.3 provides the Reporting requirements as they pertain to each Employee Category.

D. Description of Employee Requirements

All Reporting on Monitored Employees will be conducted through the SunGard Personal Trading Assistant System (the "PTA System"), which may be accessed on the ComplianceNet/Securities Trading Program (STP) page.

Monitored Employee Account Disclosure

Subject to local law, existing Employees must:

(i)   provide to Moody's a complete list of all Reportable Securities and Monitored Accounts held by the Employee or their Family Members (including the name of the financial institution, account number, the name of the account holder(s) and the type of account). Securities that are not held in a brokerage account or other financial services account must be reported to the Securities Trade Monitoring Unit separately; and

(ii)   provide consent authorizing all relevant financial institutions to provide Moody's with access to all Reportable Trade confirmations and account statements relating to their Monitored Accounts.

Changes to Employee Securities Account Status

Monitored Employees must promptly notify the Securities Trade Monitoring Unit by e-mail in any of the following circumstances:

(i)   when they or a Family Member opens a new Monitored Account at a brokerage firm or other financial services firm that contains Reportable Securities or obtains a beneficial interest in, or the authority to Trade in, an additional Monitored Account containing Reportable Securities; or

(ii)   when an existing Monitored Account is closed or materially changed.[3]

The Compliance Department may require additional documentation regarding such accounts.

Designated Broker-Dealers

All Monitored Employees and their Family Members (wherever they are located) who have a Monitored Account that holds Reportable Securities maintained in the United States and/or the United Kingdom are required to maintain such Monitored Account(s) with one or more of Moody's Designated Broker-Dealers as listed in the Procedure for Securities Trading.

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[3] An example of a material change would be the addition of another beneficial owner or person who can authorize Trades in the account or the account becoming (or ceasing to be) a Managed Account or other Reportable account.

» Moody's Designated Broker-Dealers will provide all Trade confirmations and Monitored Account holdings to Moody's by electronic data feed.
» Securities information received via electronic feeds will be automatically fed into the PTA System for monitoring purposes.

All Monitored Employees and their Family Members (wherever they are located) who have a Monitored Account that holds Reportable Securities maintained in any jurisdiction other than the United States and the United Kingdom may use any Moody's Designated Broker-Dealer if available in their jurisdiction or may use a local non-Designated Broker-Dealer.

» For Monitored Accounts not held at a Designated Broker-Dealer, the Monitored Employee must provide duplicate Trade confirmations and account statements to the local Moody's Compliance Officer or the STMU on a timely basis.
» For monitoring purposes, the Compliance Department will enter into the PTA System Securities information as reflected on the duplicate Trade Confirmations and/or account statements provided to Moody's.

Non-Designated Broker-Dealers - Manual Reporting of Trades

Employees and their Family Members may report their Trades other than electronically only if their Monitored Accounts are held in jurisdictions in which the use of Designated Broker-Dealers is not required under this Policy. In those jurisdictions in which Designated Broker-Dealers are not required, Employees and their Family Members must make arrangements with their broker-dealer for the STMU to receive duplicate account statements or they are to provide copies directly to the STMU.

Restricted Lists

Restricted Lists have been developed for Moody's Employees based on each Line of Business in Moody's Investors Service, and cover both US and global Issuers regardless of whether they are rated by MIS. Monitored Employees assigned Category A or B, and their Family Members, may not Own or Trade any Security on the Restricted List(s) applied to them. Additional restrictions may apply depending on an Employee's geography[4].

Each Employee's Position Profile, including any Restricted List(s) that applies to the Employee, is available on MINT. Each Employee will be able to view only his or her own position profile information. Employees and their Family Members may not Own or Trade Securities on any Restricted List applicable to the Employee. Moody's reserves the right to prohibit Trades of Securities not listed on the applicable Restricted Lists for any Employee and his/her Family Members. Moody's will communicate all such further restrictions to Employees if and when they occur.

Note that Restricted Lists include sector funds. For example, an analyst (or his or her Family Member) who is prohibited from holding or Trading any Security on the "CFG –Technology / Telecommunications / Media/Services" Restricted List also may not Own a telecommunications sector fund, and analysts (and their Family Members) who are prohibited from holding or Trading any securities on the "Financials" Restricted List also may not Own or Trade financial institution sector funds. Such analysts (and their Family Members) may, however, Own or Trade a health care sector fund.

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[4] Employees in Moody's Argentina (MLA) are prohibited from owning any Security in any company rated by MLA. Members of the Board of Directors of Moody's de Mexico (MDM) are prohibited from Owning any Security in any company rated by MDM.

Any investments you select in a Moody's sponsored retirement account (e.g., Profit Participation Plan) must comply with any Restricted List(s) assigned to you in your current role at Moody's and must be evaluated as your role and/or those lists change.

Employees who, on limited occasions, participate in rating committees outside of their area of analytic/professional responsibility will be subject to restrictions based on the specific committee participation, not the entire Restricted List for that Line of Business. Employees who routinely participate in rating committees outside of their area of analytic/professional responsibility will be subject to the respective Restricted List for that Line of Business in addition to the Restricted List applicable to their own Line of Business. In both circumstances, these additional restrictions will remain in place for a period of 90 calendar days following the date of the rating committee or three (3) days after the Rating becomes public, whichever is longer.

When an Employee is no longer deemed subject to a Restricted List (for example due to a change in responsibilities), the Restricted List that previously applied will continue to apply for a period of 90 calendar days to provide for a cooling-off period.

Pre-Trade Clearance for Category A and B Employees and Family Members

Subject to local law requirements, Employees in Categories A and B, and their Family Members in all jurisdictions, are required to pre-clear their Reportable Trades. Such Employees are responsible for ensuring that their Family Members provide their proposed Trades to the Employee for compliance with this Policy's pre-clearance requirements. Prior to Category A and B Employees or their Family Members executing any Reportable Trade, they must obtain a pre-clearance approval from the SunGard PTA System or in writing from the Securities Trade Monitoring Unit.

All approved pre-clearance requests will remain in effect for the duration of the day of the approval, through the close of business on the following business day. After a pre-clearance request is approved, Category A and B Employees, and their Family Members, must place orders with their broker-dealer by the close of business on the next business day after approval was granted. If the order is not placed with your broker-dealer before the pre-clearance approval expires, a new pre-clearance request must be submitted and approved.

Please see the Procedure for Securities Trading for additional details on pre-clearance. Managed Accounts, as defined in the Policy, are not subject to the pre-Trade clearance requirement. For exemptions to pre-Trade clearance requirements, see Table 2.3.

Post-Trade Review

Trading Activity for Employees in Category C, and their Family Members, will be monitored on a post-Trade basis. For Employees in Categories A and B, as well as their Family Members, the Compliance Department may monitor certain Trading activity on a post-Trade basis. Compliance reserves the right to conduct additional post-Trade reviews as may be appropriate.

30-Day Holding Period

Employees in Categories A and B, and their Family Members, who purchase a Reportable Security in a direct-control account, must hold that Security for at least 30 consecutive calendar days after the most recent purchase of the Security. The reinvestment of dividends, interest or capital gains will not be considered a new purchase and will not impact the holding period. No sale of a Reportable Security may occur less than 30 days <u>after the most recent purchase of such a Security, regardless of the account(s) in which the Security is held</u>. Further, Employees in Categories A and B, and their Family Members, may not enter into a derivative contract that will expire in less than 30 days.

The 30-day holding period does not apply to Employees in Categories C.

Trades made within Managed Accounts, as defined in this policy, are not subject to the 30-day hold requirement. See Table 2.3 below and Section IV, Defined Terms for additional details regarding Managed Accounts.

Orders

A Good-Til-Canceled (GTC) order is an order to buy or sell a Security at a specific price which lasts until the Trade is executed or cancelled. A Stop Order, also referred to as a Stop-Loss Order, is considered a GTC order for the purposes of this Policy. GTC orders are permitted and may remain in effect as permitted by the rules of your broker-dealer subject to restrictions regarding Trading Securities while in possession of MNPI as set out in this Policy. Prior to placing a GTC order, Category A and B Employees and their Family Members must also obtain a pre-clearance approval to Trade the Security. This approval must be obtained from the SunGard PTA System or in writing from the Compliance department prior to the initial order. Any changes to the GTC order must also be submitted for pre-trade clearance. All approved pre-clearance requests on GTC orders will remain in effect for the duration of the day of the approval, through close of business on the following business day. If the GTC order is not placed with your broker-dealer before the pre-clearance approval expires, a new pre-clearance request for the GTC order must be submitted and approved. The 30-Day Holding Period also applies to Trades that are executed as a result of a GTC order to sell.

Leave of Absence

If an employee is on a leave of absence, their reporting obligations are dependent upon whether or not they continue to have access to Moody's systems. An employee who continues to have access to Moody's systems, including mobile devices, laptop, or any other mechanism, is required to comply with the reporting requirements of the Policy, including pre-trade clearance and submissions of periodic trade confirmations and monthly statements. If an employee relinquishes his/her Moody's issued mobile devices, laptop, or any other mechanism by which he/she can access Moody's systems, the reporting obligations can be temporarily lifted until the employee returns to work. However, in these instances, an employee is still subject to his/her Restricted Lists for a period of 90 calendar days to provide for a cooling-off period. While on leave of absence, employees are bound by the provisions of the MCO Code of Business Conduct and this Policy, and cannot engage in any trading activity while in possession of MNPI. For instances in which the reporting requirements are temporarily lifted, accounts held with designated brokers will continue to provide trade data through our direct feeds. For those accounts not maintained with a designated broker, the employee will be required to provide the STMU with monthly account statements generated during the leave upon their return to work.

Tables 2.2 and 2.3 below provide a summary of Employee and Reporting requirements under this Policy, organized by Employee Category and account type.

Table 2.2: Employee Requirements

	CATEGORY A	CATEGORY B	CATEGORY C	CATEGORY D
Required to use Designated Broker-Dealer [5]	✓	✓	✓	NA
Restricted List(s) Apply	✓	✓	NA	NA
Disclosure/Certifications				
New Employee Securities disclosure	✓	✓	✓	NA
New Employee STP certification	✓	✓	✓	✓
Annual STP certification	✓	✓	✓	✓
Trades and holdings in Monitored accounts	✓	✓	✓	NA
Self-disclosure of violations or suspected violations	✓	✓	✓	✓
Trade Requirements by Account Type				
Direct Control account				
- Pre-Trade clearance	✓	✓	NA	NA
- Post-Trade review	NA	NA	✓	NA
- 30-Day Hold	✓	✓	NA	NA
- Restricted List(s) Apply	✓	✓	NA	NA
Managed Self Directed account				
- Post-Trade review	NA	NA	✓	NA
- Restricted List(s) Apply	✓	✓	NA	NA
Managed Fully Discretionary account				
- Post-Trade review	NA☐	NA	✓	NA
- Restricted List(s) Apply	✓	✓	NA	NA

✓ - Requirement applies to this category

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[5] This is applicable in the US and UK.

Table 2.3: Monitored Account Type Details

	CATEGORY A	CATEGORY B	CATEGORY C
Direct Control Account - (including through use of a financial advisor or money manager)	» Restricted List(s) apply » Pre clear & 30 day hold applies	» Restricted List(s) apply » Pre clear & 30 day hold applies	» Post-Trade review applies
Managed Account – Self Directed For Asset Allocation Only; no authority or discretion to direct daily Trading Documentation must be provided to the Compliance Department that: -supports the discretionary nature of accounts -the advisor has been notified of the applicable restricted list(s)	» Restricted List(s) apply » Pre-clear and 30-day hold do not apply » Employee must notify the Compliance Department when account is opened, closed, materially changed or when funds are added or withdrawn (representing 50% or greater of the account value except for pre-programmed additions or withdrawals) » Trading activity within the account will be monitored by Compliance	» Restricted List(s) apply » Pre-clear and 30-day hold do not apply » Employee must notify the Compliance Department when account is opened, closed, materially changed, or when funds are added or withdrawn (representing 50% or greater of the account value except for pre-programmed additions or withdrawals) » Trading activity within the account will be monitored by Compliance	» Employee must notify the Compliance Department when account is opened, closed, materially changed, or when funds are added or withdrawn (representing 50% or greater of the account value except for pre-programmed additions or withdrawals). In these instances, trading activity within the account will be monitored on a post-Trade basis
Managed Account – Fully Discretionary: No authority or discretion to direct initial asset allocation beyond providing instructions for restrictions; no authority or discretion to direct daily Trading activity Documentation must be provided to Compliance that: -supports the discretionary nature of accounts -the advisor has been notified of the applicable restricted list(s)	» Restricted List(s) apply » Pre-clear and 30-day hold do not apply » Employee must notify the Compliance Department when account is opened, closed, materially changed, or funds are added or withdrawn (representing 50% or greater of the account value except for preprogrammed additions or withdrawals) » Trading activity within the account will be monitored by Compliance	» Restricted List(s) apply » Pre-clear and 30-day hold do not apply » Employee must notify the Compliance Department when account is opened, closed, materially changed, or funds are added or withdrawn (representing 50% or greater of the account value except for preprogrammed additions or withdrawals) » Trading activity within the account will be monitored by Compliance	» Employee must notify the Compliance Department when account is opened, closed, materially changed, or funds are added or withdrawn (representing 50% or greater of the account value except for preprogrammed additions or withdrawals). In these instances, trading activity within the account will be monitored on a post-Trade basis

E. Certifications And Self Disclosure

New Employee Compliance Certification

Prior to their employment start date, all Category A, B and C candidates must submit a list of all Reportable Securities held by them and their Family Members for review by the hiring Manager.

Each Employee (Categories A, B, C and D) must complete an initial compliance certificate within 45 days of being notified of the requirement. The Certification acknowledges that he or she has read, understands and agrees to comply with the Policy for Securities Trading.

Subject to local law requirements, each Category A, B and C Employee also must certify that he or she:

(i)   agrees to provide Moody's with a complete list of all Reportable Securities held by the Employee and his/her Family Members, as well as a list of all Monitored Accounts associated with such Securities;

(ii)   has submitted Duplicate Account Authorization Form(s) to Moody's allowing the Compliance Department to obtain access to all Trade confirmations and account statements for all Monitored Accounts in which the Employee or his/her Family Members hold Reportable Securities; and

(iii)   has disclosed all Reportable holdings and Trades conducted by the Employee and/or his or her Family Members for Securities that are not held in a brokerage account or other financial services account (e.g., when the Security is in the form of a physical certificate).

Annual Compliance Certification

Annually, each Employee (Categories A, B, C, and D) also must certify that he or she has been in continuous compliance with the Policy since his/her prior certification, including compliance with the Reporting requirements of the Policy as applicable to the Employee's Category.

Self-Disclosure of Non-compliance

Either you or a Family Member may find that a change of circumstances creates a potential breach of this Policy. For example, you may be re-assigned to a new rating team, or you or a Family Member may inherit Securities that are on a Restricted List(s) that applies to you. In such circumstances, you must contact your Manager and the Compliance Department promptly in writing to address any such potential breaches of this Policy. Please note that before you or your Family Member sells any Security you believe may not be in compliance with this Policy, you must obtain clearance from the Securities Trade Monitoring Unit.

F. Exemptions

The following are exemptions from Section II Reporting and Trading Requirements:

Government-issued Savings Bonds

Government-issued bonds that are non-transferable and backed by the full faith and credit of the issuing government (e.g., US Savings Bonds, Japanese Government Bonds (JGBs), or similar savings bond type securities issued by other sovereigns for individual investors). However, government securities (e.g., Treasury bonds, bills, or "gilts") that may be sold or transferred in the secondary market are subject to the Reporting requirements and Trading restrictions for Monitored Employees.

Precious Metals

Funds or ETFs solely holding physical precious metal bullion (i.e., gold, silver, and platinum). However, ETFs holding securities related to the precious metals industry are subject to the Reporting requirements and Trading restrictions for Monitored Employees.

Insurance Policies and Annuities

Personal insurance policies, such as homeowners, life, auto, disability and individual annuity policies where there is no ability for the account holder to direct the investments or Trading within the annuity.

Certificates of Deposit

Certificates of deposits and equivalents, such as those issued by governments, banks, credit unions, and savings and loans.

Blind Trusts

Trades of Securities made in a "blind trust" held for the benefit of an Employee or his or her Family Members. For the trust to qualify as a blind trust, however, the Employee and/or his or her Family Members must have:

(i)   no knowledge of the Securities held in the trust; and

(ii)   no discretion or control over the Trading of Securities in the trust.

To avail himself or herself of this exemption, an Employee or his or her Family Member must provide a copy of the agreement covering any blind trust that is held for the benefit of the Employee or his or her Family Members to the Legal Department for approval. The Legal Department will report approvals to the Securities Trade Monitoring Unit who will record the approval in the PTA System and notify the Employee that an exemption from Reporting has been granted. This exemption does not apply until the documentation establishing the trust has been approved by the Legal Department, reported to the Compliance Department and has become effective (i.e., the Securities have been transferred to the trust account). All changes to an approved blind trust must be made in writing and must be approved by the Legal Department.

An Employee who opens a blind trust will be prevented from participating in any rating committees relating to any Security that is being transferred into the trust for a period of 90 days from the date that the blind trust was opened.

Widely Diversified Mutual Funds

This exemption applies to:

(i)   money market mutual funds;

(ii)   widely diversified mutual funds;

(iii)   widely diversified collective investment schemes;

(iv)   exchange-traded funds that represent a diversified index or otherwise are not sector specific; or

(v)   unit investment trusts.

For the purposes of this Policy, it is presumed that a widely diversified mutual fund meets one or both of the following criteria, both provided by Morningstar:[6]

(i)   Having no more than 5% holding in any individual company; or

(ii)   An investment with a name that does not suggest its investments are focused in a particular type of investment or industry, or investing at least 80% of its assets in an industry or market suggested by the name.

Dividend Reinvestment Plans

Although participation by Employees or their Family Members in a dividend reinvestment plan in a Security is subject to pre-approval for Category A and B Employees, each subsequent investment through the dividend reinvestment plan does not need to be pre-cleared unless the Employee or his or her Family Member is changing the manner of the investment or the Security in which the investment is being made. To obtain pre-approval for a dividend reinvestment plan, please contact the Securities Trade Monitoring Unit.

529 Plans

529 education savings plans where there is no ability for the account holder to view the underlying securities, or direct the investments or Trading within the account are also exempt.

III. MANAGER RESPONSIBILITIES

Assistance to the Compliance Department

Managers are responsible for assisting the Compliance Department with any items identified as potential violations where further information may be required. Managers must provide the Securities Trade Monitoring Unit with a complete and timely review of all potential requests as identified by the Compliance Department.

Post-Trade Review

Managers are responsible for performing post-Trade reviews of all Trades by any Employee or Family Member as requested by the Compliance Department. Managers must promptly, but in no event later than six (6) business days after being notified by the Compliance Department of any Trade(s), review such Trade(s) for compliance with this Policy and immediately report any possible violations or concerns to the Securities Trade Monitoring Unit. Management review also includes consideration of whether the Employee had access to MNPI.

Appropriate Employee Categorization/Restricted List

Managers are responsible for maintaining the Employee Category of A, B, C, or D for their Employees by reviewing all such categorizations on an annual basis. Managers must determine if any role/position changes necessitate a change in the Employee category and then make the necessary change in the Employee Position Profile (located in WorkWise). Management must also report the change to the Securities Trade Monitoring Unit.

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[6] Mutual funds previously considered widely diversified and held by an Employee as of October 1, 2012 for U.S. Employees; December 31, 2012 for U.K. Employees; and March 31, 2013 for Employees in all other regions will continue to be treated as such for that Employee.

If an Employee in Category A or B has changed roles and transitioned from one Restricted List to a different Restricted List, the Manager is responsible for reporting the change to the Securities Trade Monitoring Unit in addition to changing the Restricted List categorization in the Employee's Position Profile.

Restricted List Maintenance

LOB Heads or their designees, with Compliance oversight, are responsible for reviewing Restricted Lists in their Lines of Business and for keeping them current, including providing changes to the Securities Trade Monitoring Unit as they arise as well as undertaking a periodic review when requested by the Compliance Department. Restricted Lists must be reviewed quarterly, and any changes must be reviewed by the Compliance Department prior to implementation.

New Employee Securities Disclosure Form

Managers must review the Security disclosures provided by candidates for positions in Categories A, B, and C to confirm that none of the candidates' job roles or responsibilities conflict with any of the Securities he or she may hold at the time of on-boarding and, for US and UK candidates, that the candidate's Monitored Accounts are maintained at a Designated Broker-Dealer. If the candidates hold any Securities that are on a Restricted List applicable to the position for which the candidate is being considered, the Securities must be divested prior to onboarding and a revised Disclosure Form submitted. Additionally, for US and UK candidates who have Monitored Accounts maintained at a broker-dealer or other institution that is not one of the Designated Broker-Dealers, the candidate must submit a disclosure form showing the accounts have been moved to a Designated Broker-Dealer.

DEFINED TERMS

Analyst

An Analyst is any MIS Employee assigned to a ratings team with the title of Associate Analyst or higher whose function is to a) assign or monitor Ratings and, if applicable, the related rating Outlook or rating Review, b) assist in drafting materials or developing deal specific models being considered for rating committees, or c) supervise MIS Employees included in (a) or (b) of this definition. The definition of Analyst excludes any MIS Employee assigned to a rating team who: (1) is not involved in the Ratings process or (2) supports the rating process solely through administrative tasks, such as entering information into internal systems.

Category

A category, as used in the Securities Trading program, is the classification to which all Moody's employees are assigned and defines their securities ownership trading and reporting requirements based on the responsibilities of their job position. Every employee is either in Category A, B, C or D.

Credit Rating Action

A Credit Rating Action is any one of the items below:

i.   the assignment of a Credit Rating to a Rated Entity or obligation, including Anticipated/Subsequent Credit Ratings;

ii. a change in a Credit Rating (i.e., upgrade or downgrade);

iii. placing a Credit Rating on Review, changing the direction of an existing Review or taking a Credit Rating off Review (i.e., Credit Rating Confirmation);

iv. the assignment or change in an Outlook associated with a Rated Entity or one or more Credit Ratings;

v.   an Affirmation of a Credit Rating; and

vi. a Withdrawal of a Credit Rating

Designated Broker-Dealer

A Designated Broker-Dealer are those broker-dealers approved by Moody's to provide electronic feeds of Trades and account activity. For certain US and UK Employees, ByAllAccounts will be considered a Designated Broker-Dealer for purposes of this Policy.

Employee

For purposes of Securities Trading, the term "Employee" means any full-time or part-time employee of Moody's Corporation or certain designated majority owned subsidiaries, wherever located. Employee includes all full-time or part-time employees of:

(i)   Moody's Investors Service, Inc.;

(ii)   Moody's Shared Services, Inc.;

(iii) Moody's Analytics, Inc., and certain designated subsidiaries or affiliates;

(iv)   Credit Rating Affiliates in Item 3 of Form NRSRO filed with the U.S. Securities and Exchange Commission (available on Moodys.com); and

(v)   certain designated subsidiaries or affiliates that provide credit rating services.

Family Member

A Family Member is any of the following:

(i)   an Employee's spouse or domestic partner;

(ii)   a person with whom an Employee cohabits (such as a shared living arrangement where the relationship is more than casual), whether or not they share financial responsibilities. This would not include typical roommate living arrangements;

(iii) an Employee's minor or dependent children;

(iv)   any other relative sharing the same household as an Employee;

(v)   any persons who do not live in the same household as an Employee but whose Trades in Securities are directed by or are subject to the Employee's influence or control (either direct or indirect) (such as parents or children living in separate households who consult with the Employee before they Trade); and

(vi)   any other natural or legal person, trust, entity or partnership (other than blind trusts, as defined in the Securities Trading Policy):

(i)   whose managerial responsibilities are discharged by,

(ii)   that is set up for the benefit of,

(iii) that is directly or indirectly controlled by, or

(iv)   whose economic interests are substantially equivalent to,

the Employee or any Family Member.

Insider Trading

Insider Trading means Trading a security while in possession of Material Non-public Information.

Issuer

The term Issuer means any entity by which a Security has been issued, guaranteed, or by which the credit underlying a Security has been otherwise supported. The term Issuer also includes the corporate parent or majority-owned subsidiary of an issuer.

Lead Rating Analyst, Lead Analyst or Lead

A Lead Rating Analyst, Lead Analyst or Lead is the MIS Employee who is currently assigned the primary responsibility for assigning or monitoring a given Rating and, if applicable, the related rating Outlook or rating Review.

Line of Business ("LoB")

Line of Business refers to one of MIS main global analytical rating groups, for example, Global Financial Institutions (FIG).

LOB Head

An LOB Head is the Managing Director in charge of an analytical Line of Business, for example, Global Financial Institutions (FIG).

Manager

A Manager is an Employee who has personnel management responsibilities.

Managed Account

A Managed Account is an investment account where Trading decisions and activities are performed by a third party money manager under a formal advisory agreement and where the account holder does not retain discretion to direct the investment or Trading activity. The two types of accounts that are recognized as Managed Accounts for this Policy are:

(i)   Managed Self Directed Accounts - an investment account where the account holder may choose the initial asset allocation but cannot direct daily Trading activity. All Trading decisions and activities are performed by a third party manager/advisor under a formal investment agreement.

(ii)   Managed Fully Discretionary Accounts - an investment account where the account holder has no control over the investments or Trading activity in the account. All Trading decisions and activities are performed by a third party manager/advisor under a formal investment agreement.

Managing Director

A Managing Director means those MIS Employees who hold that title.

Material Information

Material Information refers to any information that:

(i)   might have an effect on the market for a security generally; or (ii) might affect an investment decision of a reasonable investor.

Examples of Material Information may include, but are not limited to sales results; earnings or estimates (including reaffirmations or changes to previously released earnings information); dividend actions; strategic plans; new products, discoveries or services; important personnel changes; acquisition and divestiture plans; financing plans; proposed securities offerings; marketing plans and joint ventures; government actions; major litigation, litigation developments, or potential claims; restructurings and recapitalizations; the negotiation or termination of major contracts; and potential or pending rating actions.

Information about pending or future credit rating actions or other material public announcements (including, but not limited to, research reports) is presumed to be Material Information for the purposes of this Policy.

If there is any question as to whether or not a particular piece of information is Material Information, it should be assumed that it is Material Information.

Material Non-public Information
Material Non-public Information refers to that information that is both Material Information and Non-public Information.

Monitored Accounts
Monitored Accounts are those accounts in which Reportable Securities are held.

Monitored Employees
Monitored Employees are those Employees in Categories A, B or C whose Trading activity and Securities holdings are required to be disclosed due to Ownership of Reportable Securities.

Non-public Information
Information is considered to be Non-public Information unless it has been publicly disseminated (including through any of the following methods: public filing with a securities regulatory authority; issuance of a press release; disclosure of the information in a national or broadly disseminated financial news service; or the issuance of a proxy statement or prospectus).

Own, Owning and Ownership
The terms Own, Owning and Ownership refer to all methods by which an Employee or Family Member may possess an interest in a Security or an account with a financial services institution, including direct ownership and beneficial ownership (i.e., sole or shared dispositive or voting power over a security).

For the purposes of this Policy, direct ownership includes all Securities held in trust (other than a blind trust) and all Securities held in any individual retirement account or 401(k) other than Moody's Profit Participation Investment Plan.

For the purposes of this policy, Employees are deemed to be the beneficial owner of all Securities held by their Family Members.

Position Profile

Position Profile refers to the Category—A, B, C, or D—to which an Employee belongs as well as any Restricted List(s), if any, that apply to the Employee.

Rating

A Rating is any rating or assessment with respect to Credit Rating Services, Ancillary Services, and Other Permissible Services.

Reporting

Reporting means disclosing to Moody's all Reportable Securities held or Traded.

Reportable Securities

Reportable Securities are any Securities (based on the definition of Security below) held by a Monitored Employee and/or his or her Family Members that are not subject to an exemption as set forth in section II.F, Exemptions.

Restricted List

A Restricted List is a list of Securities by industry, geography or regulation, which an Employee and any Family Members of that Employee may not Own or Trade. All Restricted Lists will be available in the SunGard PTA System.

Security

The term "Security" means any non-deposit financial instrument that is, or is derived from, any equity or fixed-income security. This includes, but is not limited to: stocks, bonds, debentures, options, equity securities, convertible securities, warrants, derivative instruments (including swaps, commodities and futures based on or linked to equity or fixed income securities), notes, collective investment schemes, fixed annuities, variable annuities, open- or closed-end mutual funds, exchange-traded funds and unit investment trusts.

For example, as used in this Policy, references to Securities issued or guaranteed by an Issuer such as Moody's Corporation include Securities derived from any equity or fixed-income security issued by Moody's Corporation, even if the derivative security is not issued directly by Moody's.

Tipping

Tipping occurs when a person who is in possession of Material Non-public Information about Moody's or any other Issuer (i) recommends that a third party Trade in the Issuer's Securities; or (ii) conveys such Material Non-public Information to a third party.

Trade

The term "Trade" (including Trades, Traded and/or Trading) refers to any transaction by which a person acquires or divests himself from an interest or position in a Security, including but not limited to purchases, sales, repurchase agreements, short sales, spread betting (and other forms of gambling on Securities) and entering into derivative transactions, including put options, calls and equity swaps as well as liquidating such derivative positions through purchase, sale or exercise.

Moody's

Policy on Communication of Public Rating Actions

Issued by: Compliance Department
Applicable to: All MCO Employees
Effective Date: June 3, 2013

POLICY

MCO Employees may communicate a Rating or a Credit Rating Action, or distribute a Rating Announcement, to individuals outside of Moody's Corporation only after such Rating, Credit Rating Action and/or Rating Announcement has been posted to www.moodys.com, and the MCO Employee has confirmed that the information is posted to the website. This is necessary to ensure that no one outside of Moody's Corporation learns of such information before it has been made available to the public via publication on www.moodys.com. This policy is also intended to help ensure that information concerning Ratings, Credit Rating Actions and Rating Announcements is conveyed in a consistent and complete manner. In accordance with the MIS Code of Professional Conduct, Analysts may continue to inform the Rated Entity or its Agent of a Rating Action prior to its public issuance. (See Section 3.8 of the MIS Code.)[1]

For these reasons, information concerning Ratings, Credit Rating Actions and Rating Announcements may be communicated by MCO Employees to parties outside of Moody's Corporation only by the following means:

1. For email communications: by sending an email containing information obtained from www.moodys.com – namely:

   a. a link to the Rating Announcement on www.moodys.com;

   b. a PDF file downloaded from www.moodys.com; or

   c. a statement of the Rating as it appears on www.moodys.com, accompanied by the appropriate disclaimer.

2. For other written communications: by sending hard copies of information printed from www.moodys.com as described in 1) a) – c) above.

3. For verbal communications: by verbally conveying information publicly posted on www.moodys.com.

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[1] It may also be appropriate in some cases to provide such information prior to its public issuance to regulatory or other government authorities. In such circumstances, MCO Employees should consult with the Compliance and Legal Departments for further guidance.

06.3.2013 / SP14058 / SP19416

On occasion, technical problems with www.moodys.com may lead to a situation where information regarding a public rating action is disseminated to the news wires before such information has been posted on www.moodys.com. In such circumstances, MCO Employees must continue to wait for the information to be published on www.moodys.com before communicating the information to parties outside of Moody's Corporation, and should contact the Press Desk for further guidance.

MCO Employees **may not** communicate a Rating or a Credit Rating Action or distribute a Rating Announcement to anyone outside of Moody's Corporation, other than the Rated Entity or its Agent, by any other means, including copying and pasting the text of a Credit Rating Announcement into an email.

Compliance with this policy is important both for business reasons and to meet our legal and regulatory commitments. Non-compliance with this policy may therefore lead to disciplinary action, up to and including termination.

DEFINED TERMS

Credit Rating Action

A Credit Rating Action is any one of the items below:

i. the assignment of a Credit Rating to a Rated Entity or obligation, including Anticipated/Subsequent Credit Ratings;

ii. a change in a Credit Rating (i.e., upgrade or downgrade);

iii. placing a Credit Rating on Review, changing the direction of an existing Review or taking a Credit Rating off Review (i.e., Credit Rating Confirmation);

iv. the assignment or change in an Outlook associated with a Rated Entity or one or more Credit Ratings;

v. an Affirmation of a Credit Rating; and

vi. a Withdrawal of a Credit Rating.

Credit Rating Announcement

Credit Rating Announcements are those written communications that may be used to announce the publication of a Credit Rating Action. MIS may also publish Credit Rating Actions on www.moodys.com that are not accompanied by Credit Rating Announcements.

Credit Rating Services

Credit Rating Services are those products and services offered with respect to Credit Ratings and, if applicable the related rating Outlook or rating Review. Credit Rating Services specifically exclude all Ancillary Services or Other Permissible Services.

MCO

MCO refers to Moody's Corporation and all of its subsidiaries.

MIS

MIS refers to Moody's Investors Service, Inc. and the wholly owned subsidiaries of MCO that engage in Credit Rating Services and that also might engage in Ancillary Services or Other Permissible Services.

Rated Entity

A Rated Entity means any entity rated by MIS or any entity that issues securities rated by MIS or any entity for which MIS has started the Rating process.

Rating

For purposes of this policy, any public rating or assessment with respect to Credit Rating Services, Ancillary Services, and Other Permissible Services, including but not limited to watchlist actions, changes in outlook, affirmations, confirmations and assignment of RACs.

Rating Announcement

Rating Announcements are those written communications that publicly announce a Rating, including but not limited to Credit Rating Announcements.

MOODY'S



Director and Shareholder Affiliation Policy

Policy Regarding the Independence of Ratings and Disclosure of Affiliations of Moody's Directors and Shareholders with Rated Entities

It is the policy of Moody's Investors Service, Inc. ("MIS") and its parent corporation, Moody's Corporation ("MCO"), that MIS's rating opinions and research should reflect a completely independent assessment of relative credit risk produced by MIS's professional analytical staff. In order to avoid the appearance of inappropriate influence over or involvement with the credit rating process, it is MCO's long-standing policy that MIS personnel shall not disclose or discuss potential or pending rating actions, the content of proposed credit rating methodologies, or the potential effect of any proposed credit rating methodology on particular Moody's ratings with external parties, including non-employee shareholders and non-employee members of MCO's board of directors, unless and until that information has been publicly disclosed. Exceptions to this policy with respect to disclosures of such information to MCO's board of directors (or a committee thereof) may only be made if MCO's Chief Executive Officer determines in the particular case that an exception is necessary in furtherance of the oversight responsibilities of the board (or committee) and the disclosure and rationale therefor is documented with the MCO Chief Compliance Officer. In the event that non-employee members of MCO's board of directors do receive non-public information about potential or pending rating actions, the content of proposed methodologies or the potential effect of a methodology on a particular rating, the MCO Chief Compliance Officer, in consultation with MCO's General Counsel, will consider whether to implement measures designed to prevent misuse of the information to the extent appropriate under the circumstances, and will document such consideration and any such measures, including the rationale therefor. In light of this, the Company includes in its criteria for the selection and nomination of director candidates the absence of potential conflicts with the Company's business and interests (including potential conflicts or the appearance of conflicts that may arise as a result of the unique nature of MIS and its role in the public securities markets).

In order to allow interested parties information regarding known affiliations of MCO directors with rated entities, and rated entities that also have publicly reported to the SEC an ownership interest in MCO of more than 5%, such affiliations and interests shall be publicly disclosed on MIS's website (moodys.com) and updated on an annual basis.

An appropriate reference to this policy shall be included with ratings and research published by MIS.

Affiliations of Moody's Directors and Shareholders with Rated Entities

As of February 22, 2017, members of the MCO board of directors serve as officers, directors or faculty members of the following <u>rated</u> entities:

Basil L. Anderson
Becton, Dickinson and Company (director)
Hasbro, Inc. (director)

Jorge A. Bermudez
Texas A&M Foundation Board of Trustees (Texas A&M is rated)

Darrell Duffie
Stanford University (faculty member at the Stanford Graduate School of Business)

Kathryn Hill
NetApp, Inc. (director)
Celanese Corporation (director)

Ewald Kist
—

Raymond W. McDaniel, Jr.
Muhlenberg College (member of the Board of Trustees)

Henry A. McKinnell, Jr.
—

Leslie Seidman
Pace University (Executive Director at Lubin School of Business Center for Excellence in Financial Reporting)

Bruce Van Saun
Citizens Financial Group (Chairman and CEO)

The following entities (directly or through subsidiaries or sponsored entities) hold credit ratings from MIS <u>and</u> also publicly have reported to the SEC an ownership interested in MCO of more than 5% as of December 30, 2016:

- Berkshire Hathaway Inc. – approximately 12.9%
- BlackRock Inc. -- approximately 5.5% (held through various entities)

MIS maintains policies and procedures to address the independence of its rating process in light of such affiliations.